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82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Hypothekenbank in Essen

*CURRENT ADDRESS

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4863 FISCAL YEAR 12-31-03

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DAT : 6/14/04

82-4883

HYPOTHEKENBANK IN ESSEN AG

ARIS
12-31-03

RECEIVED
2004 JUN -3 A 9:37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Annual Report 2003


A member of the COMMERZBANK

At a glance

Balance sheet total
Claims outstanding
Mortgage loans
Public-sector loans
Securities issued by other borrowers
Other loans/other claims
Bonds and notes issued
Mortgage *Pfandbriefe*
Public-sector *Pfandbriefe*
Other bonds and notes/other liabilities
New lending commitments
Mortgage loans
Public-sector loans
Securities issued by other borrowers
Capital and reserves
Subscribed capital and reserves
Profit-sharing certificates
Subordinated liabilities
Net interest and commission income
General operating expenses
Personnel expenses
Other administrative expenses
Depreciation and value adjustments to tangible
and intangible assets
Cost income ratio in %
Operating result
Net income for the year
Total distribution

10 successful years in retrospect

in € m, as at year-end	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Balance sheet total	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,188
Claims outstanding										
Mortgage loans	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822
Public-sector loans	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764
Securities issued by other borrowers*)	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,148
Other loans/other claims	491	174	461	672	888	1,591	2,415	2,703	4,035	5,606
Bonds and notes issued										
Mortgage *Pfandbriefe*	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703
Public-sector *Pfandbriefe*	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477
Other bonds and notes/other liabilities	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,357
New lending commitments										
Mortgage loans	166	329	427	266	415	574	1,216	1,366	1,627	2,517
Public-sector loans	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148
Securities issued by other borrowers*)	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016
Capital and reserves										
Subscribed capital and reserves	157	260	265	311	377	454	426	554	554	584
Profit-sharing certificates	36	54	54	129	187	243	255	279	284	324
Subordinated liabilities	33	130	130	155	189	244	244	298	297	348
Net interest and commission income	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5
General operating expenses										
Personnel expenses	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1
Other administrative expenses	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2
Depreciation and value adjustments to tangible and intangible assets	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2
Cost income ratio in %	19.4	17.8	13.9	12.7	11.0	12.3	13.8	13.8	12.4	12.0
Operating result	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6
Net income for the year	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2
Total distribution	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2	81.2

Note: *) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures do not include bonds issued by Hypothekenbank in Essen AG.

Contents

The charts and illustrations do not form an integral part of the Management Report.

This Annual Report is also available in German.
The German version of this Annual Report is the original and authoritative version.

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer
Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main *(until May 31, 2003)*, Member of the Central Advisory Board, Commerzbank AG, Frankfurt/Main *(since June 1, 2003)*

Dr. Wolfgang Schuppli
Deputy Chairman, Wiesbaden *(until March 13, 2003)*

Dipl.-Oec. Berta Schuppli
Deputy Chairman, Wiesbaden *(since March 13, 2003)*

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Andreas de Maizière
Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Chief Financial Officer, Commerzbank AG, Frankfurt/Main *(Member of the Board of Managing Directors of Commerzbank AG with effect from April 1, 2004)*

Board of Managing Directors

Hubert Schulte-Kemper
Chairman, Marl

Michael Fröhner
Dortmund

Harald Pohl
Oberhausen

Advisory Council

Dr. Friedel Abel
Chairman of the Board of Managing Directors, Hochtief Construction AG, Essen

Harold Hörauf
General Partner of HSBC Trinkaus & Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer
President of the Deutscher Verband für Wohnungswesen, Städtebau und Raumordnung e. V., Berlin

Uwe Kruschinski
Member of the Board of Managing Directors, Bankgesellschaft Berlin AG, Berlin

Hermann Marth
Chairman of the Board of Managing Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle für Wohnungsunternehmen in Bayern GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board, Bayerische Immobilien AG, Munich

Berta Schuppli
Graduate Economist, Wiesbaden
(until March 13, 2003)

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden
(since March 14, 2003)

Priv.-Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

Executive Vice Presidents

Norbert Boddenberg
Essen

Hans-Jürgen Kröncke
Haltern

Trustees

Dieter Eberle
Lawyer, Essen

Dr. Johannes Werner Schmidt
Deputy, Essen

Dr. Thomas Geer
Deputy, Essen

Manfred Arenz *(deceased on January 6, 2004)*
Lawyer, Deputy, Essen

Dear Business Colleagues,

Annual Report 2003

The year 2003 again was a successful business year for Hypothekenbank in Essen AG. Accordingly, we have generated the highest net interest and commission income in our company history. And, even more, the total volume of our new mortgage lending commitments also is on a record level – not only in Germany but also abroad where we have been active on selected property markets.

Of course, property financing ties up much more capital than public-sector lending. At the same time, however, income from mortgage loans is more independent of capital market developments. Combined with our low-risk strategy, property financing thus greatly adds to increasing and stabilizing our bank's earnings.

Our excellent business performance set the stage for a further improvement of both our cost income ratio and our return on equity in 2003. The gap between our return on equity after tax and our cost income ratio, i.e. the ratio between net interest and commission income and general operating expenses, widened even further in the year under review. As far as we can tell, these two figures are related to each other in a unique way in our bank because, at 14.1%, our return on equity actually exceeds our cost income ratio of 12%.

This Annual Report reflects our belief that the trust we have earned is a precious good which must never be put at stake. As a consequence, Essen Hyp's Board of Managing Directors deliberately informs the public about the bank's business targets for each financial year. The figures presented in this Annual Report show that what we say is what we do. Hypothekenbank in Essen AG has always been an 'open house', and we would like to invite you to learn more about our bank and its activities by visiting our website, attending one of our roadshow presentations or joining us for a personal meeting.

In July 2003 Essen Hyp organized its 3rd Capital Market Conference. In addition to numerous financial experts from all over the world, we had the pleasure of welcoming the former President of the USSR, Mikhail Gorbachev, as our guest speaker. During this event, more than 350 participants shared their views on current trends in securitization, *Pfandbrief* ratings or the present and future position of *Pfandbriefe* on the national and international capital markets.

Another highlight of the past financial year was our European roadshow which took us to Madrid, London, Paris, Budapest, Milan and, finally,

Frankfurt/Main. Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, joined us as our guest speaker for each of the roadshow presentations. We presented Essen Hyp and its activities in the light of European integration to numerous representatives from business, society and the public. This successful series of roadshows would not have been possible without the huge commitment of our parent company, the Commerzbank AG, and the support of our major bank partners. We would therefore like to extend our sincere thanks for their assistance.
The success of our transparency policy is reflected by our good capital market standing, which, in turn, has a positive impact on funding costs. Accordingly, our €2bn public-sector Jumbo *Pfandbrief* issued in July 2003 was ordered by investors from 24 countries, which included the EU member states, the United States, Russia, Croatia and Kuwait. The *Pfandbrief* was more than twice oversubscribed. Most of the orders were placed by capital market partners and investors who had attended one of the roadshow presentations prior to the issue. What was special about this Jumbo was that it carried an investor greenshoe, which enabled our investors to order another portion at the original re-offer price. Essen Hyp was the first German mortgage bank to make use of this innovative feature on the *Pfandbrief* market.

Dear Business Colleagues,
In March 2003, the founder of Hypothekenbank in Essen AG, Dr. Wolfgang Schuppli, resigned from our Supervisory Board at his own request. Dr. Schuppli had chaired the Supervisory Board since 1987 when Essen Hyp took up its business activities. When the Commerzbank became the majority shareholder of Essen Hyp, Dr. Schuppli took over the position as the deputy chairman. From the beginning, Dr. Schuppli had a major impact on Essen Hyp's business strategy and success. The Board of Managing Directors would like to extend its sincere thanks to Dr. Schuppli for his exceptional commitment.
Following a severe illness, our Trustee, Mr. Manfred Arenz, died on January 6, 2004. We have always appreciated him as a competent and co-operative business partner and would like to extend our deep sympathy to his family. Finally, we would like to extend our thanks to you for the confidence you have placed in our bank, and we look forward to continuing our good co-operation in the future.

Helmut Schulte-Kemper

Management Report

The internationalization of our business activities, based upon efficiency and flexibility, is the main pillar of the success of Hypothekenbank in Essen AG. In 2003 we further intensified our international activities in both public-sector lending and property financing. The success of this strategy is reflected in our business results. Net interest and commission income rose by 13.9% to €213.5m. At the same time, our bank's operating result grew by 5.6% to €118.6m. Our net income for the year came to €81.2m – the ninth increase in a row and a 6.6% increase compared to the satisfactory result reported in 2002. While our return on equity after tax increased to 14.1% against 13.8% in 2002, we can report a further improvement of our cost income ratio, bringing it down to 12% (12.4% in 2002).



World economy on the way to recovery

The United State once more the engine of the world economy. In 2003 economic growth in the G3 currency area – the United States, Japan and the euro area – came to 2% of the GDP and thus clearly gained momentum compared to 2002. The expansionary monetary and fiscal policy of the United States has finally taken effect. Accordingly, overall economic activity in the United States grew by somewhat more than 3% in the period under review, which was in line with our forecast. In summer 2003 the U.S. economy even posted the highest growth rates since 1984. Driven by increasing corporate profits, business spending also gained momentum. Over the course of the year the economic upturn reached the labor market, which, in turn, helped to dispel concerns about the sustainability of economic recovery. Despite the acceleration of economic growth and the weakness of the U.S. dollar there were no threats to price stability, given that unit labor costs dropped by around 1.2% in year-on-year terms. At 2%, the Japanese economy also saw robust growth and thus clearly surpassed expectations.

Sluggish recovery in the euro area – Germany's downward trend continues. While the first half of the year was characterized by stagnation, the euro area posted a moderate acceleration in economic activity in the middle of the year. However, at a growth rate of no more than 0.5%, the euro area economy clearly failed to meet expectations. Having recorded a feeble growth of just 0.2% in 2002, the German economy even shrank by 0.1% in 2003 – the first contraction in economic activity since 1993. Sluggish private consumption and a decline in investment activity were the main reasons for this weak economic performance. Thus, Germany is once again at the bottom of the table in the euro area. Due to the weak economic performance, Germany recorded a budget deficit of 4% in 2003, thus breaching the 3% deficit limit laid down in the Maastricht Treaty for the second consecutive time. The only ray of hope was to be found in the increase of incoming orders from within Germany in the final quarter of 2003, which might be an initial sign of an economic recovery. Inflation hovered around the 1% mark throughout the year under review.

March 13, 2003

Annual reception





POTHEKENBANK IN ESSEN AG

2


3


4


5



It has become a tradition for Hypothekenbank in Essen AG to invite business partners and friends to its annual reception in March every year in order to present the bank's annual accounts. In 2003 we had the pleasure of welcoming important representatives from business and politics in the unique atmosphere of the former coal mine and UNESCO World Heritage Site Zeche Zollverein. In his speech, our guest of honor, Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, not only stressed the historical significance of European integration for ensuring peace and freedom, but he also shared his visions for the future development of the European continent.

1 View of the 'Ehrenhof' of the Zeche Zollverein 2 VIP visit at Essen Hyp (from left): Dr. Axel Frhr. v. Ruedorffer, Chairman of the Supervisory Board of Essen Hyp, Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, and Dr. Wolfgang Reiniger, Mayor of the City of Essen 3 Dr. Wolfgang Reiniger during his welcoming address 4 Dr. Helmut Kohl during his guest speech on the future of Europe 5 Representatives from business and politics

Public-sector lending: Targets met despite the ups and downs of yields

Our internationalization continues – success through innovation. In view of the economic recovery and the pick-up in long-term yields in the second half of the year, the main focus of our public-sector lending business in 2003 was on spread management and the replacement of bonds and notes falling due. In accordance with our objective to achieve a further geographical diversification of our loans, the portion of loans granted to foreign borrowers rose to 21% of our total loan portfolio. Accordingly, the 4.5% increase of our balance sheet total to €74.2bn in 2003 basically relates to the expansion of our property financing activities.
As far as funding is concerned, we have once more set a milestone in the period under review. We placed two Global *Pfandbriefe* which carried an investor greenshoe, thus being the first issuer to make use of this feature on the *Pfandbrief* market.

Development of the international capital and money markets in 2003
Yields extremely volatile. Whereas bond markets on both sides of the Atlantic soared at the beginning of the year, yields in April again returned to the levels of the beginning of the year. In May the Federal Reserve expressed concerns about deflation, with some Federal Reserve representatives even suggesting that the Federal Reserve should buy U.S. Treasury notes. In spring, market participants had doubts as to whether the forecasted economic upturn in the United States would actually materialize. As a result, yields of 10-year U.S. Treasury notes fell from over 3.8% at the end of April to a low of around 3.1% in mid-June – the lowest level since the recording of daily data in 1962.

***Pfandbrief* yields, money market and key interest rates in the euro area in 2003** in %


5
4.5
4
3.5
3
2.5
2
1.5
1
0.5
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
10-year Pfandbriefe
5-year Pfandbriefe
Marginal lending facility
3-month money market rate
Deposit facility
Sources: Bloomberg, ECB

As expected, the European Central Bank (ECB) lowered key interest rates over the course of the year – by 25 basis points at the beginning of March and by another 50 basis points at the beginning of June. Driven by these rate cuts and the U.S. lead, bond yields in the euro area were also clearly on the decline. 10-year *Bund* yields plummeted from 4.2% at the end of April to a historic low of somewhat more than 3.5% in mid-June. In this favorable bond market environment 10-year *Pfandbrief* yields, too, dropped from more than 4.3% to a historic low of 3.6% in mid-June. However, bond market sentiment changed again in the second half of the year. On June 25 the Federal Reserve decided to lower its federal funds target rate by 25 basis points to 1%. However, this decision was a disappointment for many market participants who had expected a 50 basis point cut. In addition to this, economic activity in the United States in summer exceeded market expectations, and the Federal Reserve did not suggest in any way that it was about to buy government bonds. And, last but not least, many market participants showed their concern about the ever-increasing U.S. current account deficit, which reached the record level of 5.2% in the first half of the year. It may have been this development which prompted Japanese institutional investors to sell U.S. Treasuries. As a result, 10-year U.S. Treasury yields surged to 4.6% at the beginning of September. However, this was again followed by a decline in yields to 4.3% as at year-end. As expected, however, the yield increase in Germany was somewhat less pronounced. 10-year *Bund* yields rose to around 4.5% in mid-November and then declined again to 4.3% as at year-end. 10-year *Pfandbriefe* yielded 4.4% on the reporting date. The yield advantage of 10-year *Pfandbriefe* over *Bunds* with the same maturity thus narrowed from around 20 basis points at the beginning of the year to around 10 basis points as at year-end (see also chart on p. 10).

Lending business

In the period under review Hypothekenbank in Essen AG granted loans totaling €15.2bn (€16.7bn), which is a 9% decrease compared to the previous year. This figure includes loans and securities that are eligible to serve as cover for our public-sector *Pfandbriefe* totaling €12.9bn (€14.2bn).
New lending commitments to German public-sector bodies came to €4.2bn and thus slightly dropped below the previous year's level of €4.6bn. The volume of new loans granted to entities governed by public law maintained the previous year's level and came to €6.3bn (€6.3bn). These slight fluctuations are in line with the normal shifts in our capital market activities.
As before, we made use of the opportunities provided by the so-called 'Brussels compromise' of July 18, 2001, which permits us to include new loans to public-sector credit institutions, falling due before December 31, 2015, in our cover pool. In addition to this, we took domestic loans that are not eligible for cover totaling €0.8bn (€1.1bn) onto our books.

Loans to foreign borrowers totaled €3.8bn (€4.7bn) in the year under review. €2.4bn (€3.3bn) of these loans, i.e. two thirds, are eligible to serve as cover for our public-sector *Pfandbriefe*. The majority of these loans were granted to EU member states, such as Greece, Italy, Austria, Portugal and Spain. For the first time, loans that are eligible for cover were extended in the United States and Canada (€0.2bn) and in the EU accession countries Czech Republic and Hungary (€0.1bn). The inclusion of these loans in our public-sector cover pool had become possible under the amendment of the German Mortgage Bank Act (*HBG*), which took effect on July 1, 2002.
Of the remaining new lending commitments to foreign borrowers that are not eligible for cover, which total €1.4bn (€1.4bn), €1.3bn (€1.3bn) relate to borrowers in EU countries, while only €0.1bn went to other borrowers.
Thus, the total volume of loans granted to borrowers outside Germany stood at €12.2bn (€10.9bn), i.e. 20.9% of our total loan portfolio (excluding mortgage loans), as of the reporting date. This amount includes loans to foreign public-sector borrowers, as well as foreign bank and corporate bonds. The 11.9% increase in year-on-year terms reflects our continuing efforts to further diversify our loan portfolio (see also table top left on p. 13).
We attach great importance to maintaining the high quality of our cover pool. Pursuant to Section 5 (1) of the German Mortgage Bank Act (*HBG*), up to 10% of a mortgage bank's cover pool may consist of loans to foreign public-sector borrowers whose countries do not acknowledge the *Pfandbrief* creditors' preferential claim in the case of the mortgage bank's insolvency. At present we make full use of this by acquiring securities issued by borrowers of excellent credit quality. As before, we also acquire securities eligible for cover in excess of the 10% limit. For the time being these loans may not be included in our cover pool. However, the implementation of the EU Directive on the Reorganization and Compulsory Winding up of Credit Institutions, expected for 2004, will allow us to include these loans in our cover pool.
While promoting the further geographical diversification of our portfolio in 2003, we also continued to pursue our spread management strategy in order to optimize the overall performance of our loan portfolio. Based on relative-value analyses, we switched from bonds and notes to other financial instruments which generate higher yields, while mostly having the same maturity. No additional funding was required for these transactions.
Investors are invited to visit our website (www.essenhyp.com), which provides detailed information about the composition of our public-sector cover pool and our non-cover assets. The figures are updated monthly and broken down under various relevant criteria.

Left: Breakdown of public-sector loans by borrowers
as at year-end in € bn

Right: Composition of our public-sector cover pool in %;
as of December 31, 2003


60
50
40
30
20
10
0
49
48
56
55
53
1999
2000
2001
2002
2003
German public-sector borrowers
German entities governed by public law
Foreign public-sector borrowers and entities governed by public law


3.4
8.8
46.0
32.8
Total volume: €50.8bn
The German Federal Government and the Federal Government's Special Fund, the German Federal States (*Länder*) and the German Reconstruction Loan Corporation (*KfW*)
Public-sector banks and savings banks
Towns and municipalities, municipal special purpose associations, non-profit organizations and loans guaranteed by municipal authorities
Loans within the EU
Other loans to foreign borrowers

The bank's funding

Winning over investors with innovative *Pfandbrief* structures. The total volume of Jumbo *Pfandbriefe* outstanding dropped slightly by 0.7% year-on-year and came to €409bn as at year-end 2003. This is ascribed to the fact that the *Pfandbrief* market was going through a consolidation phase, albeit at a high level. The decrease in volume might well have been even more pronounced if the costs of funding through AAA Jumbo and Global *Pfandbriefe* had not been on the decline in the year under review. The total volume of new Jumbo *Pfandbrief* issues in 2003 came to €52.5bn (€56.6bn). Essen Hyp issued Jumbos totaling €6.7bn, which corresponds to a 12.8% market share.
As before, international investors show great interest in large-volume *Pfandbriefe* issued by Essen Hyp. This is why we have continued to promote Jumbo and Global *Pfandbriefe* as an attractive investment in 2003. At the end of the year 2003, the total volume of our Jumbo *Pfandbriefe* outstanding came to €36.6bn (€34.6bn), which gives us a 9% share (9%) of the total Jumbo market. Essen Hyp's new issues in this segment totaled €6.7bn (€3bn) in the year under review. This figure includes a new Jumbo with an issuance volume

of € 1bn and three Jumbo increases totaling € 1.5bn. In comparison: in 2002 we launched a new Jumbo with an issuance volume of € 2bn while increasing another Jumbo by € 1bn. In the year under review Essen Hyp placed two Globals with a total issuance volume of €4.2bn. Our bank did not launch any Globals in 2002.

Our first Global in 2003 was issued at the beginning of July. This Global was the first public-sector *Pfandbrief* to carry an investor greenshoe, enabling investors to order up to another 10% of their allotted quota at the original re-offer price. The aim was to thank our investors for their trust in our products and for our successful co-operation. However, the subsequent developments on the capital markets prevented investors from making use of the greenshoe on the exercise day. Nevertheless, the fact that this Global *Pfandbrief* was more than twice oversubscribed and ordered by investors from 24 countries, including the EU member states, the United States, Canada, China and Kuwait, clearly proves the excellent standing of our *Pfandbriefe* and investors' trust in our performance. In addition to this, we attracted new investors groups in Russia, Croatia and Slovenia.

In September we launched a second Global, which had an issuance volume of € 2bn and which again carried an investor greenshoe. This time investors were able to make full use of the greenshoe thanks to the favorable interest rate development. Around 50% of the total issuance volume was placed with international investors, which reflects Essen Hyp's excellent standing on the capital markets. This *Pfandbrief* issue was structured as a 'pot deal' – an issuing procedure, which, from our point of view, has become increasingly common on the markets. Under the pot structure, an electronic order book is opened at a fixed point in time. During the book-building phase, investors indicate the re-offer price at which they would be willing to buy a portion of the issue. The incoming orders form the basis for allotting the issue and determining the final re-offer price.

Thanks to the quality of our *Pfandbriefe* and the use of innovative structures and issuing procedures, we have been able to further strengthen our position as one of the world's most important issuer of Jumbo *Pfandbriefe* in the period under review. Our *Pfandbriefe* have been attracting investors from all over the world, which becomes obvious in the placement of all Jumbos and Globals issued by Essen Hyp since 1995. While 56.1% of the total volume of € 63.3bn was placed in Germany, other European countries account for 37.4%, Asia for 4.6% and the United States for 1.9%.

Worldwide placement of our outstanding Jumbo and Global *Pfandbriefe*

since 1995 in %


2
37
56
Total volume: € 63.3bn
Germany
Europe (excluding Germany)
Asia
United States

Two of our issues are negotiated on the trading platform EuroCreditMTS. At the moment 28 issues are being traded via this system, 9 of which come from German issuers.

In addition to Jumbos and Globals, small *Pfandbrief* issues have always been one of our most important funding instruments. Stable funding costs are the main reason why we operate in this segment. With an issuance volume ranging from 10 million euros to several hundred million euros, small *Pfandbriefe* can be tailored to our investors' specific requirements. We offer both plain vanilla structures, as well as tailor-made issues for which specific features, such as interest rate structures or call options, can be agreed individually.

In the period under review Hypothekenbank in Essen AG issued bonds totaling €33bn (€21.2bn). We are thus once again amongst the biggest private issuers in Europe. Public-sector *Pfandbriefe* accounted for €14.7bn (€7.8bn) of this figure, while mortgage *Pfandbriefe* accounted for €1.2bn (€0.9bn) and other bonds and notes for €17.1bn (€12.5bn). €14.4bn (€14bn) of our new issues were placed via our Commercial Paper Program and our Debt Issuance Program. These funds were above all used for liquidity management. Sufficient liquidity was ensured at all times.

Commercial Paper Program (CP) – one of our key funding instruments. Our CP Program enables us to issue short-term money market bonds in all major currencies. As before, this instrument was used for funding purposes. In the period under review 419 (433) drawings totaling €7.3bn (€10.2bn) were made in EUR, GBP, USD, CHF and JPY. Average program utilization was €1.6bn. While funding costs had increased by the end of 2002, they were again on the decline in the year under review. As of December 31, 2003 program utilization was €1.4bn (€0.6bn).

Debt Issuance Program (DIP) – increase in number of drawings. Launched in 1998, our Debt Issuance Program is used to raise medium- and long-term funds on the capital markets. This highly flexible program, whose upper limit has been increased in two steps to €20bn in recent years, has become one of the bank's key funding instruments. In the year under review 50 (20) new drawings totaling €7.1bn (€3.8bn) were made in EUR, CZK, CHF and JPY. Most of these drawings have a term to maturity of up to 30 months.

Number of stock market listings increased. In the financial year 2003 we launched 108 (41) new issues with a total volume of €16.6bn (€8.5bn) on the Düsseldorf Stock Exchange. The total amount of bonds listed there comes to €62.6bn (€57.3bn). Issues totaling €7bn (€7.1bn) are additionally listed on the London or Luxemburg Stock Exchanges. Moreover, 18 foreign currency and euro issues amounting to €3.3bn (€1.8bn) are solely listed on the London, Paris or Zürich Stock Exchange.
We set great store in the prompt listing of our issues, which is guaranteed in Germany thanks to an outline listing agreement entered into with the Düsseldorf Stock Exchange. Furthermore, we attach particular importance to mark-to-market secondary market making for the benefit of our investors as this ensures the liquidity of our bonds. As far as our Jumbo and Global *Pfandbriefe* are concerned, our market makers and co-leads quote mark-to-market prices within fixed bid-offer spreads at any time.

Outstanding *Pfandbriefe* and bonds issued by Essen Hyp as at year-end in € bn


60
50
40
30
20
10
0
52
52
62
56
60
1999
2000
2001
2002
2003
Mortgage Pfandbriefe
Public-sector Pfandbriefe
Other bonds and notes

Investor relations
Focus on excellent business relations. In the period under review we once again justified the trust that national and international investors place in the quality and safety of our products. To achieve this, we are always prepared to provide our bank and capital market partners with detailed information about our activities and products. Maintaining personal contact and an open

dialogue with our business partners has always been at the center of our activities. We regard this as the only way to intensify long-standing business relationships and to establish new business contacts that are based on mutual trust. In accordance with our transparency policy we have spent a considerable amount of time and effort in cultivating our investor relations. This includes, in particular, our national and international roadshows, during which we fully answer all questions about our product range, which varies from AAA-rated *Pfandbriefe* to bonds with variable terms to maturity.

At the beginning of 2003 the members of our Board of Managing Directors gave a total of 25 roadshow presentations in several German cities. During these presentations we answered the questions of numerous national investors, bond dealers, business partners and 'multipliers'. They were above all interested in our small *Pfandbrief* issues, which can be tailored to each investor's specific requirements.

In July more than 350 financial experts from all over the world, including capital market executives, analysts, research and investment specialists, economists and investors, joined us for the 3rd Capital Market Conference in Essen. The issues dealt with included current trends in securitization, bond market developments, different rating approaches for *Pfandbriefe* and European monetary policy. This Capital Market Conference reflects Essen Hyp's belief that the *Pfandbrief's* outstanding success will carry on into the future.

In November we started our European roadshow, which took us to Madrid, London and Paris. Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, joined us as guest speaker for each of the roadshow presentations. The aim of this roadshow was to increase European investors' interest in our *Pfandbriefe*. Each roadshow presentation was attended by some hundred guests.

Detailed information on the web allows credit research. In 2003 the members of the Association of German Mortgage Banks (*VDH*) agreed upon a so-called 'Code of Conduct' for Jumbo *Pfandbrief* issuers. This Code contains rules of conduct and disclosure requirements with which the mortgage banks voluntarily comply. Essen Hyp satisfies all disclosure requirements laid down in the Code. Accordingly, we publish detailed information about our business activities on our website www.essenhyp.com. This information, which is updated at regular intervals, enables investors and credit analysts to carry out their own credit research on the quality of our cover pool and non-cover assets. Internet presence has been an integral part of our transparency policy since mid-2001.

Public-sector lending: prospects for the years 2004-2005
Global economic recovery is under way. We expect that global economic activity will gain further momentum in the coming years. With economic growth projected at 5% in 2004, the United States will again be the engine of global economic recovery. Economic activity in the euro area and in Japan is expected to increase by 2%. Driven by these developments and thanks to booming exports, the German economy is forecasted to grow by somewhat below 2%. We do not expect any major changes in consumer prices.
In view of the global economic recovery and stronger stock markets we believe that the Federal Reserve will abandon its expansionary monetary stance in the first half of 2004. The ECB will follow this lead in the second half of the year. As a result, a pick-up in long-term yields on both sides of the Atlantic cannot be ruled out.

Balance sheet total – a further increase is envisaged. Based upon our forecasts of economic and capital market developments, and in view of our targets in terms of new public-sector and mortgage lending business, we expect a further increase in our balance sheet total for 2004. This optimistic outlook is due to the fact that we achieved a reduction in funding costs thanks to stabilized ratings and an active dialogue with our investors. In addition to this, the EU Directive on the Restructuring and Compulsory Winding Up of Credit Institutions will give us additional leeway to grant public-sector loans with satisfactory margins to European borrowers. The incorporation of this Directive into national legislation will ensure that the *Pfandbrief* creditors' preferential claim applies in all EU member states. As a result, the 10% limit relating to cover assets from within the European Union will cease to apply, which, in turn, will enable us to further expand our business activities in the United States and Canada. Given that we additionally plan to further expand our property financing activities, our funding requirements are set to increase in 2004.

Essen Hyp's standing on the international capital markets. Thanks to stringent legal requirements, which ensure a high safety standard, the German *Pfandbrief* has established itself as an attractive investment on the international capital markets. It is therefore not surprising that this successful product has been copied by an ever-increasing number of countries in recent years. At present, products similar to the *Pfandbrief* are issued in 20 European countries. In most cases, this required the establishment of a legal framework comparable to the German Mortgage Bank Act (*HBG*). The French 'obligations foncières', the Luxembourg 'lettres de gage' and the Irish 'asset covered securities' are just some examples. All of these securities are generally subsumed under the term 'covered bonds'.

July 10-12, 2003

3rd Capital Market Conference




3rd Capital Market Conference July
3. Kapitalmarktkonferenz


1991 – 1993





In July 2003 more than 350 financial experts from all over the world joined us for the 3rd Capital Market Conference. We had the pleasure of welcoming Mikhail Gorbachev, the former President of the USSR, as our guest speaker. The aim of this conference was to discuss current issues, such as securitization, bond market developments, *Pfandbrief* ratings and European monetary policy. Since its foundation Essen Hyp has been committed to promoting Jumbo and Global *Pfandbriefe* on the international capital markets. Essen Hyp not only is one of the biggest German mortgage banks, but also figures amongst the most active capital market players in Europe.

1 Congress Center West of the Messe Essen 2 Panel of experts in the 'Hall Europa' 3 View of the entrance hall of the Congress Center West 4 VIP panel: (from left) Dr. Lutz Raettig, Managing Director of the Morgan Stanley Bank AG, Dr. Axel Frhr. v. Ruedorffer, Chairman of the Supervisory Board of Essen Hyp, and Christine Licci, CEO of the Citibank Privatkunden AG, Germany 5 Dr. Lutz Raettig during the panel discussion

Once again, Essen Hyp had the pleasure of welcoming numerous capital market executives, research and investment specialists, experts and investors from all over the world.















6 View of the 'Hall Berlin' 7 Our guest of honor, Mikhail Gorbachev, former President of the USSR, during his lecture on 'Western Europe – Eastern Europe – Europe' 8 Festive gala dinner (from left): Dr. Axel Frhr. v. Ruedorffer, Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, Mikhail Gorbachev, Andreas de Maizière, Member of the Board of Managing Directors of the Commerzbank AG, and Klaus-Peter Müller, Chairman of the Board of Managing Directors of the Commerzbank AG 9 Panel discussion in 'Hall Europa' 10 The audience followed the presentations of the internationally renowned capital market specialists with great interest 11 Financial experts from the Far East amongst the conference participants 12 Breaks between the lectures were used to go through the latest news in 'Hall Panorama'

In view of the significant differences as regards the structure of these securities, the rating agency Moody's published in 2003 the first rating approach specifically designed for covered bonds. In this competitive environment, Essen Hyp stands out from the crowd thanks to its excellent reputation on the capital markets and its high standing amongst international investors. This is, for instance, reflected in our €2bn Jumbo *Pfandbrief* issued in mid-January 2004, which was oversubscribed only 20 minutes after the opening of the order book. We truly believe that investors will continue to trust in the excellent quality of our *Pfandbriefe* in the future, thus helping us to keep funding costs stable in 2004.

Investor relations – our international roadshows continue. In 2004 national and international roadshows will once again play a prominent role in our transparency policy. At the beginning of 2004 we continued our successful European roadshow. Accompanied by the former Chancellor of the Federal Republic of Germany, Dr. Helmut Kohl, we visited Budapest, Milan and Frankfurt/Main.

In addition to this, we will organize investor meetings and presentations in other European countries, the United States and the Far East on a regular basis. We hold the view that it is of major importance to keep our investors informed about the business development of our bank, also through personal meetings.

Property financing: increase in new lending commitments despite a weak market environment

Essen Hyp sees mortgage loans as a specific asset class which is on equal terms with other asset classes, such as bonds or notes. However, analyzing the risks inherent in a mortgage loan is, in most cases, far more complex. Accordingly, the decision as to whether or not a commercial loan is granted depends on the credit quality and professionalism of the borrower and, above all, on the credit quality of the tenant and his ability to meet his payment obligations during the entire term of the loan. The latter is assessed by looking at the present and future development of the tenant's business and the business sector as a whole, plus the current and forecasted economic development at both regional and global level. Other key determinants in our risk assessment are the location and quality of the property, the question as to whether the property can be used for multiple purposes, and a detailed analysis of the economic prospects of other business sectors for which the property might be of interest. Again, this includes a thorough assessment of the future development of the region. Our risk assessment is completed by an evaluation of interest rate and, if applicable, exchange rate developments. Whereas interest and exchange rates promptly respond to the announcement of any relevant data or to changes in market sentiment – which makes fluctuations transparent and easily measurable, the ups and downs on the property markets, which might well be caused by the same factors, only follow the lead of global economic developments with a certain time lag. Accordingly, property markets not only dip with a certain delay, but also fail to regain momentum until economic recovery is well under way.

As forecasted by us, property markets continued to be weak in 2003. This is why we maintained our conservative approach as regards the granting of loans. Nonetheless, our new lending commitments reached a record level in the period under review. Most of our new loans are secured by existing properties with favorable fundamentals and sufficient development potential.

To a limited extent we also lent against selected development projects. We have considerably cut back our activities in the German commercial property market, previously our core market in terms of mortgage lending.

Development of the most important property markets in 2003

At the beginning of 2003 we forecasted that the property markets that are relevant to Essen Hyp, i.e. the Benelux countries, Germany, England and Scotland, France, Spain, Canada and the United States, are set to make the path to consolidation in 2004. This forecast was made in view of the fact that an overall economic recovery was in the offing. The validity of our forecast becomes obvious in the fact that initial signs of stability, such as a slight increase in investment activity in certain regions and a less pronounced decline of rents, emerged in the period under review. We are confident that these property markets will see a sound recovery in 2005 at the latest. This recovery is set to result in rising rents and declining vacancy rates.

German property market in the doldrums. Having dropped by an average of 9% in 2002, prime office rents continued their downward path in 2003, falling another 8.5%. While rent levels in Hamburg dropped below the figures recorded in 1996/97, prime office rents in Frankfurt plummeted up to 25% in the past 18 months. Sluggish demand also resulted in rising vacancy rates. Vacancy in Frankfurt/Main was at 14.4%, closely followed by Düsseldorf (around 14%) and the long-standing problem child Berlin (11%). Munich's property market has turned from a model to a mess. With the boom in the media sector having come to an end, the market is now plagued by oversupply. The total volume of office space available for lease currently comes to one million square meters.

The market for retail space and logistics centers was decoupled from these developments. However, it was only thanks to the sustained demand from discounters that the previous year's performance was repeated. In general, demand for available space was focused on top city locations, shopping malls and specialist shop centers. Vacancy rates in the suburbs, in contrast, were clearly on the rise. In 2003 an increase in average asking rents was only recorded for prime locations in Hamburg and Munich.

As in the previous years, residential construction activity is still on the decline. Demand for rented flats and houses also decreased. Uncertainties about the future economic development and potential tax law changes, as well as the limitation of building land by local authorities and the resulting rise in prices, further weighed on the residential property markets in 2003. The temporary increase in building permits posted in the fourth quarter of 2003, which was mostly triggered by the political debate over the reduction or abolishment of the government's support program for homebuyers (*Eigenheimzulage*), failed to have a major impact on the overall downward development. When looking at the year as a whole, the downswing nevertheless lost some of its momentum in 2003.

Paris at the top of the table in Europe. In 2003 Paris was ahead of the field and outperformed the other European property markets. One reason for this development certainly is the healthy sector mix. As before, the Paris property market offered attractive yields, which ranged from 6 to 6.75% in the Central Business District (CBD). At €9.5bn, total investments continued to run at a high level in 2003. 37% of the capital invested was provided by German investors. In addition to the Ile-de-France, the traditional center of attraction, the market share of certain other major cities, such as Lille, Lyon or Marseille, also increased, with investors being attracted by yields of up to 9%. Overall vacancy in Paris (including the suburbs) continued to be rather moderate, despite a slight increase to 6.5% in 2003. Average asking rents dropped by 7%. In view of these developments market participants have become somewhat more cautious. Net absorption, in contrast, was up by 11% compared to 2002.

Challenging market environment in London. Average yields on the London property market maintained the previous year's level of 7.6%. Prime yields for properties located in the City and the West End and let under long-term leases remained stable, ranging from 6% to 6.25%. As before, both the London office market as a whole and its most important submarket, the City of London, were characterized by an increase in vacancies. While the average vacancy rate for the market as a whole came to 12% in 2003, vacancy in the City was even higher. At the same time, demand for available space remained rather sluggish. As a result, rents were on the decline while landlords increasingly had to make additional concessions to tenants, such as one rent-free month for each year of the lease. In the first half of 2003 alone, nominal rents dropped by 7%. However, if the concessions made to tenants are also taken into account, rents plummeted by as much as 25%. It was only over the course of the year that the decline in rents lost some of its momentum.

U.S. property market lags behind economic growth. So far the sound economic growth had no noticeable impact on vacancy rates in the United States. In the third quarter of 2003 average vacancy rates in the CBDs came to 15.5%, while the suburbs recorded 21.2%. At 7.9%, Downtown Washington D.C. was the only CBD to post a vacancy rate below 10%. Even though leasing activity strengthened in 2003, demand for available space continued to be weak compared to the levels recorded in the past. At the same time, competition between landlords has been heating up due to an increase in concessions, such as more generous allowances for tenant improvements. As a result, net effective rents plummeted by 15 to 20%. The number of buildings under construction was also on the decline. In 2003 new space of just two million square meters was added to the market, a decrease of 50% compared to the previous year. However, an initial sign of a stabilization on the property markets is that total investments on the office market rose by 8% to around €20bn in 2003.

Successful expansion of our international property financing activities
New lending business beats targets. Despite the rather dismal situation on the national and international property markets, Essen Hyp continued to increase its mortgage loan portfolio in 2003 while keeping a close eye on risks. We not only met but even exceeded our business targets as regards the total volume of new loans. With nearly 7,700 loans totaling €2.5bn, Essen Hyp topped last year's result of €1.6bn by as much as 56%. 68.8% (75.7%) of our new lending commitments relate to existing properties, while 31.2% (24.3%) was granted for the construction of new buildings. At 60.3% (58.5%), the share of commercial loans in the total volume of new lending commitments was higher than that of loans secured by residential properties. 77.3% of the commercial loans are secured by existing buildings.
In 2003 we made great progress as regards the geographical diversification of our mortgage loan portfolio. This can be seen from the breakdown of our new lending commitments. The portion of loans secured by properties located in Germany decreased to 48.2% (75.2%). At the same time, the portion of loans granted to foreign borrowers more than doubled in year-on-year terms and came to 51.8% (24.8%).

New mortgage lending commitments in 2003

Left: Breakdown by type of property in %

Right: Breakdown by region in %


6.9
37.5
32.8
11.9
0.3
4.2
2.7
3.7
6.1
32.2
50.4
8.1
1.4
1.8
Total volume: €2.5bn
Office buildings
Industrial buildings
Retail
Hotels and restaurants
Warehouses and exhibition buildings
Other
Owned houses and flats
Multi-family projects
Commercial properties in foreign countries
Commercial properties in West German Federal States
Commercial properties in East German Federal States
Residential properties in foreign countries
Residential properties in West German Federal States
Residential properties in East German Federal States

As a part of our sophisticated evaluation and risk assessment approach, all incoming loan applications are analyzed in accordance with our internal guidelines for national and international property financing. This analysis includes the calculation of cash flow scenarios in accordance with predefined criteria and additional stress tests. As a rule, volume never is the decisive factor in our credit decisions. What is more important by far is the borrower's and the tenants' credit quality, as well as the quality of the property securing the loan. At the same time, each loan granted must satisfy our minimum margin requirements. Loan applications which fail to fully meet the criteria referred to above are rejected, unless such failure is compensated by certain predefined mitigating facts. Based upon this stringent approach, we rejected loan applications totaling €1.6bn (€2.2bn) in the period under review. The loan extension ratio (i.e. the percentage of loans that were renewed on the repricing date) came to 78% (95%) in the period under review, thus dropping well below the level of previous years. The reason for this can be found in the early repayment of three large commercial property loans totaling €90m, which weighed on the overall ratio.

New mortgage lending commitments in 2003 International property financing

Breakdown by countries in %



Spain 7.2
Office buildings 100.0
Poland 16.1
Retail 100.0
The Netherlands 6.9
Office buildings 63.8
Other 36.2
Canada 2.7
Office buildings 100.0
France 12.7
Office buildings 51.9
Warehouses and exhibition buildings 36.0
Multi-family projects 12.1
United States 17.8
Office buildings 72.1
Hotels and restaurants 12.8
Other 8.9
Multi-family projects 6.2
United Kingdom 36.6
Office buildings 84.0
Retail 6.7
Hotels and restaurants 9.3
Total volume: €1.3bn


4.1
2.6
4.6
18.5
64.5
Total volume: € 1.3bn
Office buildings
Retail
Hotels and restaurants
Warehouses and exhibition buildings
Other
Multi-family projects

New mortgage lending commitments in 2003
International property financing

Breakdown by type of property in %

Lending business

International property financing – ambitious targets met. Hypothekenbank in Essen AG clearly pushed its international property financing activities in 2003. As a consequence, the aggregate volume of new loans came to € 1.3bn, more than three times the 2002 result (€ 0.4bn). The vast majority of these new loans are secured by commercial properties.
New commercial loans granted to borrowers in the United Kingdom totaled € 477.6m (€ 320.5m), thus already exceeding the total volume of new foreign loans extended by Essen Hyp in the previous year. The aggregate volume of new lending commitments in France surged to € 165.3m (€ 43.9m), a clear proof that the opening of our representative office in Paris has started to bear fruit. However, in terms of total volume, the United States ranks second after the UK, with new loans totaling € 232m (€ 39.7m). This was, above all, due to the comparatively friendly U.S. investment climate. In view of these business figures, it makes perfect sense for us to open a representative office in the United States in the near future.
For the first time, we granted commercial loans totaling € 210m in Poland, € 93.6m in Spain, € 89.9m in the Netherlands and € 35.1m in Canada. In addition to this, we granted our first loans secured by multi-family projects and totaling € 34.3m in the United States and in France (see also charts on the left and on p. 26).

Germany – total volume of new loans at previous year's level. Due to the rather dismal economic situation in many German Federal States we were somewhat hesitant to grant loans secured by commercial properties in Germany in 2003. As a result, the total volume of new loans plummeted by more than 50% and came to € 248.1m (€ 547.5m).
According to our internal assessments the risks inherent in financing transactions in the East German Federal States are still not adequately covered. As a result, the total volume of new loans granted in the East German Federal States came to no more than € 198m (€ 80.9m). Of this figure, € 153.9m (€ 77.3m) relate to residential properties. The portion of loans granted in the East German Federal States thus comes to 7.9%.
In contrast to this, the total volume of new loans secured by detached or semi-detached houses and owned flats (small residential loans) was again on the rise, coming to € 826.4m (€ 559.8m), i.e. nearly 33% of the total volume of new mortgage loans.
Loans secured by multi-family projects totaled € 139m (€ 115.6m), or 14.4% of all residential loans granted in Germany.

As before, our parent company, the Commerzbank AG, was our most important partner as regards the brokerage of small residential loans. We put into place a system for the direct commitment of loans, in the framework of which Commerzbank staff can grant loans on behalf of our bank and on our account. These loans are granted in accordance with stringent procedures laid down by us in detail, and by applying a specific scoring system. As in the previous years, the entire processing and administration of the new residential loans was done by an external service company.
In 2003 we additionally transferred the administration of most of our existing residential loans to another service company. As a result, only a very small portion of the residential loans granted by our bank is actually processed by our own employees. This is in line with our aim to maintain lean organization structures and ensure an efficient and cost-saving administration of our small residential loans. All tasks that are related to loan administration, including changes to the customer data, the administration of incoming payments and reporting, are the responsibility of the external service company.

New mortgage lending commitments in 2003 Germany

Left: Breakdown by type of property in %

Right: Breakdown by region in %


11.5
8.7
0.5
4.8
1.5
0.6
4.3
68.1
12.7
16.8
3.6
66.9
Total volume: €1.2bn
Office buildings
Industrial buildings
Retail
Hotels and restaurants
Warehouses and exhibition buildings
Other
Owned houses and flats
Multi-family projects
Commercial properties in West German Federal States
Commercial properties in East German Federal States
Residential properties in West German Federal States
Residential properties in East German Federal States

Mortgage loan portfolio (including irrevocable lending commitments not drawn down by year-end 2003)

Left: Breakdown by type of property in %

Right: Breakdown by region in %


13.9
29.2
38.8
1.1
7.6
2.9
1.7
4.8
6.5
25.7
45.6
19.3
2.4
0.5
Total volume: €6.7bn
Office buildings
Industrial buildings
Retail
Hotels and restaurants
Warehouses and exhibition buildings
Other
Owned houses and flats
Multi-family projects
Commercial properties in foreign countries
Commercial properties in West German Federal States
Commercial properties in East German Federal States
Residential properties in foreign countries
Residential properties in West German Federal States
Residential properties in East German Federal States

Loans with a loan to value exceeding 60%. As a rule, the portion of loans with a loan to value (LTV) exceeding 60%, i.e. those mortgage loans that exceed the first three fifths of the property's lending value (*Beleihungswert*) and may therefore not serve as cover for our mortgage *Pfandbriefe*, has been kept below 15% for years. The percentage of these loans ranged between 12.4% at the end of April and 14.8% at year-end 2003. The upper limit stipulated by law is 20%. This key parameter is further evidence of how risk-conscious we are in the granting of loans.

Portion of loans with an LTV exceeding 60% (pursuant to Section 5 (1) (2) of the German Mortgage Bank Act) in %


20
upper limit stipulated by law
15
14.8
10
5
0
1999
2000
2001
2002
2003

Implementation of the *MaK* requirements. In 2003 we implemented all organizational changes required by the new Minimum Requirements for Lending Operations (*MaK*). These changes included separating certain functions and responsibilities, allocating competencies and defining credit risk strategies in the Property Financing and the Treasury Departments. At the same time, all relevant organizational procedures were adjusted to the requirements set up by the Commerzbank AG. Even before, however, many of the required standards were already an integral part of our everyday work.
To ensure the necessary division of functions, we have restructured all relevant tasks and responsibilities and allocated them to the individual members of the Board of Managing Directors, while taking into account the existing provisions as regards representation in the case of absence. This resulted in a clear separation of marketing (front office) and transaction management (back office) activities. As a part of this process, our Property Financing Department was split into Property Financing – Marketing and Property Financing – Transaction Management. Accordingly, we now have in place two independent organizational units in accordance with the Minimum Requirements for Lending Operations (*MaK*). (Our public-sector lending activities were separated and allocated to two independent organizational units as early as several years ago). At the same time, we reviewed the provisions of the Minimum Requirements for Trading Activities (*MaH*), implemented by our bank several years ago, in order to see whether there were any areas of overlap with the new *MaK* requirements. Based upon this analysis, we implemented all necessary amendments and modifications as early as in 2003. In addition to this, we identified and analyzed all changes which still need to be made in order to comply with the *MaK* requirements on the early recognition and limitation of risks, including adequate risk reporting. The implementation of these changes will go hand in hand with the setting up of our internal rating system in accordance with the Basel Consultation Paper (Basel II), given that the Basel II requirements cover all relevant provisions on risk classification. We are confident that we will be able to implement all changes required under the *MaK* requirements within the specified period of time, i.e. by mid-2004.

Prospects for the years 2004-2005: property financing

Property markets expected back on track in 2005. Given that property markets generally respond to an improvement of the overall economic situation with a certain time lag, we expect that the national and international property markets analyzed by us will return onto a sustainable growth path in 2005. However, this recovery will be hampered by the persistently high vacancy rates, which will continue to have a negative impact on the volume of new development projects over the medium term. We nevertheless believe that the decline in rents will come to an end in several property markets as early as in 2004.
Since the number of office employees in Germany will not increase before 2005, we expect that the German market will continue to suffer from sluggish

demand in 2004. In contrast to this, we forecast that demand for available space in France, the United Kingdom and the United States will pick up as early as in the second half of 2004, resulting in a stabilization of these markets. We even believe that certain submarkets will benefit from an increase in both yields and rents.

Further expansion of our international property financing activities. As before, we set great store in ensuring the further expansion of our international property financing activities. However, we will only put mortgage loans onto our books, which are compatible with the bank's earnings targets, while meeting our strict standards as regards risk. Based on this strategy, we gained ground on all major European property markets, in the United States and in Canada. It is our intention to further expand our activities in these markets in 2004, which also includes the recruitment of new staff for these market segments. Another key objective is to deliberately build up a mortgage loan portfolio that is sufficiently diversified in terms of both property types and regions. This diversification of risks will ensure that market fluctuations on the individual property markets will have a lesser impact on our overall business performance. As a consequence, mortgage lending will make a higher – and more and more important – contribution to our bank's overall operating result. Our current mortgage loan portfolio shows that we have made great progress towards achieving this objective: the portion of loans secured by domestic commercial properties decreased to 54.2% (69.2%) in the period under review.

Continuation of our strategy for the German property market. In addition to our international property financing activities, we attach particular importance to our co-operation with the Commerzbank AG as regards the granting of small residential loans in Germany. We are confident that our success in this business segment will continue in 2004 and that we will be able to repeat the previous year's performance.

Opening of our representative office in New York. We plan to open our representative office in New York in the first half of this year. This office will look after our customers and our bank and syndicate partners in the United States and Canada. We expect to further expand our business activities in these countries after the opening of our representative office. However, loan approval and processing will remain with our Essen headquarters.

Business plan – maintain the volume of new lending commitments. We plan to gradually increase our mortgage loan portfolio over the medium term. Based upon this objective, we have fixed our targets regarding new lending business in 2004 and 2005. In addition to the granting of small residential loans, we will continue to concentrate on the financing of commercial properties in Germany and abroad. Accordingly, we expect to grant new loans totaling €1.5bn in this segment. Thanks to the close co-operation with our business

partners we are confident that of this figure we will extend € 1bn as a syndicate partner. Our preferred markets will be the Benelux countries, Germany, France, the United Kingdom, Canada and the United States.
In addition to this, we plan to grant small residential loans totaling € 1bn via our system of the direct commitment of loans. As in the previous years, the vast majority of these loans will not exceed 60% of the lending value (*Beleihungswert*) of the property securing the loan. Especially in view of the capital requirements laid down by Basel II, this business segment is of particular interest to our bank.

The bank's lending business
Totals in € m

	Portfolio				New lending commitments			
Total amount	64,578				17,681			
Public-sector lending	52,570				12,425			
of which: Germany		44,830				10,532		
of which: 0% risk weighting			27,667				4,312	
10% risk weighting			7,476				1,835	
20% risk weighting			9,687				4,385	
of which: international		7,740				1,893		
of which: 0% risk weighting			6,314				1,330	
10% risk weighting			0				0	
20% risk weighting			1,177				553	
100% risk weighting			249				10	
Securities issued by other borrowers	6,103				2,739			
Mortgage loans	5,905				2,517			
Residential properties		3,392				1,000		
of which: Germany			3,358				966	
of which: loans with an LTV of <= 60%				3,137				886
of which: loans with an LTV of > 60%				221				80
of which: international			34				34	
of which: loans with an LTV of <= 60%				20				20
of which: loans with an LTV of > 60%				14				14
Commercial properties		2,513				1,517		
of which: Germany			1,362				248	
of which: loans with an LTV of <= 60%				1,060				179
of which: loans with an LTV of > 60%				302				69
of which: international			1,151				1,269	
of which: loans with an LTV of <= 60%				842				777
of which: loans with an LTV of > 60%				309				492

Balance sheet total: expectations fully met

Growth of balance sheet total in line with strategic position. In 2003 we successfully promoted our national and international property financing activities. At the same time, we further expanded our public-sector lending business in selected segments and in accordance with our forecasts on economic development. As a result, balance sheet total growth was in line with our plans in the period under review. As of December 31, 2003 Essen Hyp's balance sheet total stood at €74.2bn, an increase of €3.2bn, or 4.5%, compared to the previous year.

Development of important balance sheet items in € bn


70
60
50
40
30
20
10
0
35.9
34.8
24.9
25.9
4.3
5.8
53.7
56.4
71.0
74.2
Public-sector loans
Bonds and other fixed income securities
Mortgage loans
Securitized liabilities
Balance sheet total
2002
2003

Development of the balance sheet total in € bn


70
60
50
40
30
20
10
0
11.4
74.2
94
95
96
97
98
99
00
01
02
03

Earnings: ninth increase in a row

For the first time net interest income exceeds the €200m mark. The key factor behind our excellent business performance in 2003 is the favorable development of our net interest income, which came to €222.8m (€196.7m), an increase of €26.1m, or 13.3%, in year-on-year terms. Our net interest and commission income rose 13.9% to €213.5m (€187.5m). Driven by the overall development of interest rates, our interest income dropped by 6.2%, but this was more than counterbalanced by the fact that interest expenses, too, decreased by 7.5% to €2.8bn (€3bn). The mismatch between the two percentages is, amongst other things, due to our growing mortgage loan portfolio, which is not affected by capital market developments and thus generates stable interest income. At the same time, we were able to increase the income from our fund units by 16.4%. Thanks to the increase in our commission income from €2.7m to €4.8m, our net commission expenses dropped below the previous year's figure. This item also includes the brokers' fees and commissions relating to the administration of our small residential loans, totaling €9.4m (€7.3m).

Operating expenses in line with our plans. Due to the recruitment of additional staff, the opening of our representative office in Paris, plus various other events, such as the 3rd Capital Market Conference, general operating expenses rose by €2.3m, or 9.9%, to €25.5m (€23.2m) in the period under review. While expenses for wages and salaries rose by €0.6m, the increase in social security contributions was, by far, more pronounced. This was above all due to the increase in pension provisions for executive staff. This item came to €2.4m, a 41.2% increase compared to the previous year (€1.7m). Other administrative expenses, including depreciation on tangible assets rose by 8.1% and came to €13.4m (€12.4m).
Net income from the balance of other operating income and expenses stood at only €0.5m (€11.7m). However, it has to be taken into account that the 2002 result was largely due to the sale of a property taken over and completed by Essen Hyp in order to prevent losses. We did not take any comparable measures in 2003 as there was no need to do so.
Our operating result before provision for possible loan losses thus came to €188.5m, compared to the €176m reported for 2002.

Provision for possible loan losses in line with Essen Hyp's conservative risk policy. We once again raised our provision for possible loan losses in the period under review. Provision for possible loan losses came to €72m, an increase of €8.3m compared to the financial year 2002 (€63.7m). This figure includes expenses totaling €18m (€21.9m) which are due to the fact that Essen Hyp returned high-coupon *Pfandbriefe* of its own issue to the Trustee at above-par prices. These *Pfandbriefe* were replaced by funding instruments with lower coupons. The resulting losses incurred in 2003 will thus result in an improvement of the banks' earnings in the coming years.

As before, our risk provisioning measures are based upon a conservative risk management approach, which takes into account all discernible market and individual risks. Due to the preventive measures which were taken in 2002 in order to protect our bank against risks from property financing, we were able to reduce provision for possible loan losses from mortgage lending to €31m (€36.6m). This figure takes into account the still rather dismal situation on the property markets.

Ninth increase in our net income after tax. Essen Hyp can report a net income after tax of €81.2m, which is an increase of €5m compared to the previous year (€76.2m). This figure results from a 5.6% increase in our operating result before tax and the deduction of tax expenditures amounting to €37.4m (€36.1m). Return on equity after tax, calculated on the average of reported capital and reserves held throughout the year, came to 14.1% as at year-end 2003 (13.8%). We have thus again met our target of generating a sustainable return on equity after tax of around 14% over the medium term.
At the same time, our earnings performance once again reflects Essen Hyp's efficiency and flexibility. The rise in general operating expenses resulting from the recruitment of additional staff, the opening of new representative offices and product marketing expenses was more than compensated by a clear increase in net interest and commission income. Essen Hyp can thus report a cost income ratio of 12% (12.4%) for the period under review – an extremely low figure by sector standards.

Breakdown of the bank's results in a year-on-year comparison

	2003 in € m	2002 in € m	Change in %
Interest and other current income	3,000.8	3,200.5	- 6.2
- Interest paid	2,778.0	3,003.8	- 7.5
= Net interest income	222.8	196.7	+ 13.3
- Net commission expenses	9.3	9.2	+ 1.1
= Net interest and commission income	213.5	187.5	+ 13.9
- Personnel expenses	12.1	10.8	+ 12.0
- Other administrative expenses	11.2	9.4	+ 19.1
- Depreciation on tangible assets	2.2	3.0	- 26.7
= Partial operating result	188.0	164.3	+ 14.4
+ Balance of other operating income and expenses	0.5	11.7	- 95.7
= Operating result before provision for possible loan losses	188.5	176.0	+ 7.1
- Provision for possible loan losses	72.0	63.7	+ 13.0
+ Income from selling securities treated as assets	2.1	0.0	—
= Operating result	118.6	112.3	+ 5.6
- Tax expenditures	37.4	36.1	+ 3.6
= Net income for the year	81.2	76.2	+ 6.6

Sources and use of earnings in € m


225
200
175
150
125
100
75
50
25
0
197
223
12
0
9
9
11
12
12
14
64
70
36
37
76
81
Net interest and commission income
Balance of other income and expenses
Commission expenses
Personnel expenses
Other administrative expenses
Provision for possible loan losses*
Tax expenditures
Appropriation of profit
Sources of earnings
Use of earnings
2002
2003
* including income from selling securities treated as assets

Development of the net income for the year in € m


80
70
60
50
40
30
20
10
0
13.1
81.2
94
95
96
97
98
99
00
01
02
03

The capital backing of our assets was improved compared to the previous year. On the balance sheet date, our total capital ratio was 12.3% (12%). This figure is well above the statutory minimum level of 8% and also above the average reported by German banks. A stress test carried out by the German *Bundesbank*, the Federal Financial Supervisory Authority (*BaFin*) and the International Monetary Fund (IMF) confirmed the high level of safety of German banks which, on average, report a total capital ratio of 11%.

Essen Hyp's core capital ratio came to 6.2% (6%). This figure, too, was above the 4% minimum required by law. We plan to improve our core capital ratio to a minimum of 7% over the medium term.

Prospects for the years 2004 and 2005: income and expenses
Increase in efficiency. The fact that we benefited from comparatively low funding costs in 2003 is clear proof of our good standing on the national and international capital markets. It is our objective to achieve a further geographical diversification of our public-sector and mortgage lending activities. This should result in an increase of the total volume of our new lending commitments and a further improvement of our earnings performance. Taking into account a slight pick-up in general operating expenses – and the envisaged increase in risk assets – we are confident that we will once again improve our operating result in 2004. Our other business targets include the further improvement of our cost income ratio and generating a sustainable return on equity after tax of around 14%.

Appropriation of profit

At the Annual General Meeting we will propose the payment of an unaltered 18% dividend on the dividend-bearing capital of €219.3m (€201.3m) on a pro rata temporis basis (amount to be distributed: €38.7m), as well as the distribution of the remaining net income of €42.5m to our shareholders. In return, the bank's capital base will be increased by a total of €70m through contributions from our shareholders. Taking these measures into account, the bank's liable reported capital and reserves will then come to €1.24bn (€1.17bn).

Report on affiliated companies

We have been notified that Commerzbank AG, Frankfurt am Main, continues to hold 51% of our equity capital, and thus a majority stake. Pursuant to Section 312 of the German Stock Corporation Act (*AktG*), the Board of Managing Directors has drawn up a report on the bank's relationship with affiliated companies for the period under review. This report ends with the following declaration: "According to the circumstances known to us at the date on which the company entered into transactions with affiliated companies, our bank received adequate consideration for every such transaction. The company neither undertook nor refrained from undertaking any measures on behalf of or at the instigation of affiliated companies."

Securing the future: various new developments promote our core business

Apart from our satisfactory performance in both public-sector lending and property financing, the financial year 2003 was marked by an overall improvement of our business environment, which had a positive impact on Essen Hyp and its business activities. Positive developments include the prospect of rating upgrades, as well as changes to the legal framework. For safety reasons, we have also further intensified co-operation in the field of risk controlling with our parent company, the Commerzbank AG. And, last but not least, we were able to make great progress as regards the preparations for Basel II thanks to our flexible organizational structure.

Ratings

Slight improvement of long-term counterparty rating. With economic growth in the euro area regaining momentum – and despite the bad performance of Germany – the overall business environment for banks improved slightly in 2003. Nevertheless, the rating agencies basically left bank ratings unchanged. Accordingly Standard & Poor's and FitchRatings reconfirmed their AAA ratings for Essen Hyp's public-sector *Pfandbriefe* while Moody's also maintained its Aa1 rating. Our bank's short-term and long-term counterparty ratings were also left unchanged compared to 2002. However, Standard & Poor's revised the outlook for Essen Hyp from 'negative' to 'stable'. In their rating rationale, the agency's rating analysts explained that the stable rating outlook reflects their expectation that Essen Hyp will maintain its current conservative risk policy and that the bank has the potential to become and remain a core subsidiary of Commerzbank AG with long-term strategic importance. As a result, Essen Hyp's rating outlook is now considered 'stable' by the three leading rating agencies.

However, the rating analysts from Standard & Poor's pointed out that the agency will not consider any rating upgrade of our bank prior to Essen Hyp achieving an improvement in its earnings diversification and financial strength. This assessment is fully compatible with our bank's business policy. Accordingly, Essen Hyp increased the diversification of its public-sector and mortgage lending business in 2003. In addition to this, our core capital ratio improved to 6.2% (6%). In view of these developments we believe that an upgrade of our counterparty rating appears justified, especially when also taking into account the quality of our cover assets, the safety of our *Pfandbriefe*, the secured earnings, the continued success of our business activities and our realistic business targets.

Prospect of three triple A ratings for our public-sector *Pfandbriefe.* We are confident that the rating for our public-sector *Pfandbriefe* will improve in the first months of 2004. The reason for this expectation is that the rating agency Moody's held out the prospect of revising its rating approach as a response to the so-called 'small' amendment of the German Mortgage Bank Act (*HBG*) and the implementation of the Net Present Value Directive (*Barwertverordnung*), which further strengthen *Pfandbrief* quality. The most important aspect in this revision is that the gap between *Pfandbrief* rating and the issuer's counterparty rating will be increased from three to four notches for mortgage *Pfandbriefe* and from four to five notches for public-sector *Pfandbriefe.* In addition to this, the rating floor for *Pfandbriefe* will also be raised by one notch, provided that the counterparty rating of the issuer is within the A, B or C range and that the *Pfandbrief* cover pool shows sufficient quality and diversification. As a result, the rating floor for mortgage *Pfandbriefe* will be increased from Aa3 to Aa2 and that for public-sector *Pfandbriefe* from Aa2 to Aa1. We are confident that the rating of our public-sector *Pfandbriefe* will again be upgraded to Aaa by Moody's as soon as the revised rating approach takes effect.

Amendment of the German Mortgage Bank Act (*HBG*)

Further protection of cover assets in the case of an insolvency. Within the Association of German Mortgage Banks (*VDH*), Essen Hyp committed itself to ensuring the rapid implementation of the so-called 'small' amendment of the German Mortgage Bank Act (*HBG*). This amendment, which is expected to take effect on April 1, 2004, will even further enhance the quality and safety of the German *Pfandbrief.* Amongst other things, this amendment contains provisions on the administration of the *Pfandbrief* cover assets in the event of a mortgage bank becoming insolvent. These provisions will ensure the timely and full servicing of interest and redemption payments due from *Pfandbriefe* under all circumstances.

Overview of ratings

as of December 31, 2003

	FitchRatings	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	AAA	Aa1
Mortgage *Pfandbriefe*	not rated	not rated	Aa2
Long-term counterparty rating	A-*	BBB+*	A2*
Short-term counterparty rating	F2	A-2	P-1
Notes issued under the Debt Issuance Program			
- *Senior unsecured debt*	not rated	BBB+	A2
- *Subordinated debt*	not rated	BBB	A3
Commercial Paper Program	not rated	A-2	P-1

* outlook stable

Under the new provisions, a cover pool administrator – one or two suitably qualified individuals – will be appointed by the competent court following a request by the Federal Financial Supervisory Authority (*BaFin*) in the event of a mortgage bank becoming insolvent. The cover pool administrator is responsible for managing the cover assets on behalf of the *Pfandbrief* creditors and for fully satisfying the *Pfandbrief* creditors' claims when they fall due. For this purpose the cover assets will be completely separated from the other assets of the insolvent bank. In addition to this, the new legislation facilitates the transfer of the cover assets and the liabilities to the *Pfandbrief* creditors to other mortgage banks willing to take delivery of them. Such a transfer can be completed, for instance, via a trustee structure, in which the cover pool administrator holds the assets in trust for such mortgage bank, thus avoiding delays. It is also possible to transfer only a part of the cover pool. In order to ensure a smooth processing, these approaches can be pursued separately or one after the other. The *HBG* amendment is meant to dispel the rating agencies' concerns about the insolvency remoteness of the cover assets and, in particular, to respond to their demand for overcollateralization.

Implementation of the Net Present Value Directive (*Barwertverordnung*)

Further enhancement of the *Pfandbrief* quality. Even prior to the 'small' amendment of the German Mortgage Bank Act (*HBG*), it was laid down in the Net Present Value Directive (*Barwertverordnung*) that the mandatory present-value overcollateralization for *Pfandbriefe* was to be calculated by taking specific parameters into account. In addition to this, the impending 'small' *HBG* amendment stipulates that an excess cover of 2% is to be maintained at all times. This minimum overcollateralization must consist of assets eligible for substitute cover, but will not count towards the 10% limit for substitute cover set out in the *HBG*. The present value of the cover pool is calculated

Present-value overcollateralization of our public-sector *Pfandbriefe*
in € bn


56
54
52
50
48
46
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
present value of our public-sector cover pool
public-sector Pfandbriefe outstanding
present-value overcollateralization

Present-value overcollateralization of our mortgage *Pfandbriefe*
in € bn


3.3
3
2.7
2.4
2.1
1.8
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
present value of our mortgage cover pool
mortgage Pfandbriefe outstanding
present-value overcollateralization

in accordance with the Net Present Value Directive (*Barwertverordnung*) published by the Federal Financial Supervisory Authority (*BaFin*) on December 24, 2003. Currency-specific yield curves for swap transactions form the basis for calculating the present value. The Net Present Value Directive requires credit institutions to perform stress tests in order to ensure that the necessary overcollateralization is maintained at all times, including also in the case of interest and exchange rate fluctuations. While a parallel yield curve shift of 250 basis points is assumed in static stress testing, the dynamic approach used by Essen Hyp is based on the value at risk method, taking into account the interest rate fluctuations observed in the preceding 250 trading days.
The comparative advantage of the *Pfandbrief* over unsecured bonds has thus now been enshrined in the new regulations on the required minimum over-collateralization laid down in the Net Present Value Directive, as well as in the provisions on protecting *Pfandbrief* creditors from potential defaults.
Prior to the implementation of the Net Present Value Directive Essen Hyp used a static approach to calculate the present-value overcollateralization. In accordance with the Federal Financial Supervisory Authority (*BaFin*) we assumed a parallel yield curve shift of 100 basis points in our stress tests. The calculated present-value overcollateralization is published in the credit research section of our website (see also charts on pp. 40 and 41).

Integration into the risk controlling system of Commerzbank AG
Optimizing our own risk management through close co-operation. Essen Hyp has been co-operating with its parent company, the Commerzbank AG, in the field of risk controlling for several years. This includes, for instance, the regular reporting of credit and market risks to our parent company. In the

period under review our risk management has been linked even tighter to the risk controlling of the Commerzbank AG. Our VaR and stop-loss limits, as well as the applied worst case scenarios have been further integrated into the risk limitation system and the risk capital allocation of the Group. Accordingly, any changes relating to limits and limit systems require the approval of the Commerzbank's Central Risk Control Unit (ZRC) prior to a decision by our Supervisory Board and our Credit Committee.

Thanks to our bank's integration into the Commerzbank's daily reporting system we receive, in addition to our own backtesting, feedback from the ZRC as regards our bank's risk positions, which, in turn, helps us to further validate the models used by us.

In 2003 Essen Hyp was also integrated into the Commerzbank's Loss Collection Tool (LCT), which serves to collect losses resulting from operational risks. Analyzing the losses incurred by the individual Group companies will help to find suitable ways of minimizing the related types of operational risks. This approach is complemented by periodical self assessments, which aim to locate potential operational risks within our bank.

In the coming years we will further intensify our co-operation with the Commerzbank in the field of risk controlling. This will, amongst other things, include the establishment of interfaces between the front- and back-office systems of our bank and those of the Commerzbank. Thanks to these interfaces the reporting of individual business transactions will become easier and safer.

Basel II: Implementation of new rating procedures

Preparations for Basel II on schedule. The New Basel Capital Accord (Basel II) of the Bank for International Settlements (BIS) is expected to take effect on January 1, 2007. The implementation of the provisions on risk-adjusted credit management and risk-oriented capital backing contained in this Accord requires thorough preparations. Essen Hyp spent a considerable amount of time and effort on these preparations in 2003. The most important aspect here is the rating of our various loan portfolios.

In the period under review we finished the preparatory work for establishing a rating system for our portfolios 'banks', 'government bonds' and 'insurance companies/funds'. This included the conclusion of master agreements with our parent company. With regard to the portfolios 'corporates' and 'public finance' we will have to find suitable solutions in co-ordination with the Commerzbank AG or the Association of German Mortgage Banks (*VDH*).

We are also involved in the development of a rating tool for the loss given default grading (LGD). The outcome of this project, which was initiated by the Association of German Mortgage Banks, is the so-called LGD calculator, which calculates the capital backing required for each individual loan in accordance with the Basel II requirements. This tool has been incorporated into Essen Hyp's EDP system and is currently being tested.

In addition to this, we are involved in a second project on the development of a tool for determining probability of default (PD) ratings for commercial properties in accordance with Basel II. At present a prototype of this tool has been completed. Accordingly, we have started to adapt our loan processing structures within the bank to this prototype. The additional information required for assessing credit quality has already been requested from all borrowers whose loans will be subject to the Basel II requirements. We expect that the final rating tool will be available in mid-2004.
With regard to the rating of small residential loans, i.e. loans secured by owned houses and flats, it is planned to integrate Essen Hyp into the Commerzbank system. The reason for this is that the required data structure can basically be obtained from our parent company. A project which aims to incorporate Essen Hyp into the Commerzbank system was started in 2003.

Corporate Governance Code

Voluntary compliance with the Corporate Governance Code. Since 2002 all companies listed on a stock exchange have to draft and publish a so-called Corporate Governance Code in accordance with certain predefined requirements. This Code must include all recognized standards for good and responsible governance. The aim of the Code is to promote the trust of investors, customers, employees and the general public in the management and supervision of listed companies. Even though the shares of Essen Hyp are not listed on a stock exchange, the Board of Managing Directors and the Supervisory Board of Hypothekenbank in Essen AG have adopted a Corporate Governance Code, as this is in line with our transparency policy.
In accordance with Section 161 of the German Stock Corporation Act (*AktG*), the Board of Managing Directors and the Supervisory Board issue a Declaration of Compliance once every year, confirming compliance with the recommendations and mentioning those recommendations which have not been met. The statement of the Supervisory Board is included in the report of the Supervisory Board. Our Corporate Governance Code and the Declaration of Compliance in accordance with Section 161 of the German Stock Corporation Act (*AktG*) can be obtained from our website www.essenhyp.com.

Risk report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our internal organization and to optimize our models and procedures in order to identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions, but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible business strategy that focuses on creating added value, it must also install effective control mechanisms. The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (*HBG*) and relative directives issued by the Federal Financial Supervisory Authority (*BaFin*). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.
- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.
- In accordance with Basel II, Essen Hyp defines operational risks as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

Risk management under two different accounting standards
So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (*HGB*). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards/International Financing Reporting Standards (IAS/IFRS), Essen Hyp was required to introduce IAS/IFRS as an additional accounting system. As a non-trading book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS/IFRS focuses much more on market values. Thus, derivatives and loans not originated by the bank are reported at market value due to the fact that the Commerzbank Group does not make use of the category 'held to maturity'.
Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to manage potential effects on our balance sheet within the scope of predefined limits. We measure our performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Risk management structure – tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors in accordance with the Group's guidelines. These policies form the basis of our bank's risk management and control system.
The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	Market Conformity Checking Section
Risk reporting	Controlling Department Market Conformity Checking Section

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department Notifying and Credit Research Department
Individual customers (mortgage loans)	Property Financing Department – Transaction Management, Notifying and Credit Research Department
Credit quality research (public-sector lending	Credit Research Section within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department – Transaction Management, Notifying and Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Property Financing Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department Notifying and Credit Research Department Mortgage Lending Risk Management Department

Management of operational risks

Introduction of new products	'New Products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk acceptance. Up to the end of the first quarter of the period under review the acceptance of risks was the responsibility of the departments dealing with customers and products. It was their task to identify, evaluate and actively manage risk positions. However, following the implementation of the Minimum Requirements for Lending Operations (*MaK*) in 2003 these procedures have been revised. Risk acceptance is now mainly the responsibility of the relevant back office/transaction management function in order to ensure a credit risk management that is independent of market developments.

Risk monitoring

Market risks – value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector *Pfandbrief* yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure.

As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a one-sided confidence interval, which covers both positive and negative changes in value.

In 2003, we observed nine outliers when using a 97.5% confidence level. These outliers were mostly due to rather extreme market movements triggered by the Iraq conflict.

In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift.
The Board of Managing Directors, in co-operation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times.
The VaR utilization of the authorized limit came to 59.2% as of December 31, 2003 and to 70.4% on an annual average. The utilization of the limit for worst case scenarios stood at 42.1% on the balance sheet date, while the annual average was 53.9%.
In addition to this, we simulate various stress test scenarios in order to be in a position to better assess and limit possible losses arising from extreme market movements, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.
Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time.
For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software, as well as other valuation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2003 in %


100
90
80
70
60
50
40
30
20
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.



25
20
15
10
5
0
2001
2002
2003
Upper limit
Utilization
Annual average

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (*BaFin*), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the *BaFin*.
These figures are calculated on a daily basis. In 2003 the average limit utilization within this 'traffic light system' came to 13.8%, while, on the balance sheet date, it stood at 9.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

Internal reporting. On each business day, the Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market

value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system'. Moreover, the market values of our public-sector and mortgage *Pfandbriefe* and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

September 30, 2003

Opening of our representative office in Paris













1 Champagne reception in the courtyard of the Musée Jacquemart-André 2 Welcoming address by Mr. Harald Pohl, Member of the Board of Managing Directors of Essen Hyp 3 Harald Pohl talking to Alain Terrenoire, President of PanEurope France, and Fritjof von Nordenskjöld, Ambassador of the Federal Republic of Germany in Paris 4 Enough time to talk to business partners: Assem El Alami, General Manager of Essen Hyp's representative office in Paris (middle) 5 Noëlle Lenoir, Secretary General for Franco-German co-operation, was also amongst our guests 6 Alain Terrenoire during his speech 7 Guided tour through the museum

As a part of our strategy of internationalizing our property financing activities, we opened a representative office in Paris on February 1, 2003. The official inauguration of the office took place in the magnificent Musée Jacquemart-André on September 30, 2003.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate positions, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (*HGB*) and IAS/IFRS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The Notifying and Credit Research Department provides information about the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality. And, finally, the Market Conformity Checking Section reports on its assessment of the market conformity of the transactions entered into.

Within the framework of implementing the Minimum Requirements for Lending Operations (*MaK*) we have set up the necessary internal procedures to draw up quarterly reports in accordance with these requirements. These quarterly reports are based on the monthly reports referred to above. The first quarterly report which covered the third quarter of 2003 was completed in February 2004.


7

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 80.8 % of our total assets, public-sector loans and loans to credit institutions governed by private law and to other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2003, the volume of this portfolio came to €59.9bn, including pro-rata interest of €1.3bn.

The high quality of our public-sector cover assets, amounting to €50.8bn as of December 31, 2003, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the

external ratings of the leading international rating agencies. In terms of the BIS standards, 61.9% of these assets are classified at a risk weighting of 0%, 14.6% at 10% and 23.5% at 20%. A breakdown of the loan portfolio by rating reveals that 30.6% of the assets have been awarded a triple A, 45.7% a double A, 5.3% a single A and 0.6% a triple B. Those assets which were not rated by an external rating agency, i.e. 17.8% of the total loan volume, include loans to credit institutions governed by public law (41.6%) and national and international public-sector bodies (58.4%), whose excellent credit quality was confirmed by our internal credit quality analysis.
The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector *Pfandbriefe*, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.
As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.3bn as of December 31, 2003. While 0.2% of these counterparties were rated triple A, 22.4% were rated double A, 69.7% single A and 4.3% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated periodically.
Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (*VDH*) and the Federal Financial Supervisory Authority (*BaFin*). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum rating of A-/A3 during their term, is limited to one time the bank's liable own capital.

Ratings of our cover assets
as of December 31, 2003

Standard & Poor's / Moody's / FitchRatings	in € m	in %
AAA / Aaa / AAA	15,550	30.60
AA+ / Aa1 / AA+	3,572	7.03
AA / Aa2 / AA	11,706	23.03
AA- / Aa3 / AA-	7,943	15.63
A+ / A1 / A+	1,001	1.97
A / A2 / A	885	1.74
A- / A3 / A-	834	1.64
BBB+ / Baa1 / BBB+	262	0.52
BBB / Baa2 / BBB	32	0.06
Not rated	9,036	17.78
Total	50,821	100.00

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.
The bank granted loans totaling €1.2bn, in the form of securities that are listed on European stock markets, to EU candidate countries which will become EU members on May 1, 2004. These securities have an average maturity of nine and a maximum maturity of ten years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 86 of the Notes on the Bank's Annual Accounts).

Counterparty ratings

in € m/remaining time to maturity

Rating	<1 year	1–5 years	>5 years	Total
Triple A	60	447	4,930	5,437
Double A	4,530	26,600	16,815	47,945
Single A	10,655	50,086	35,194	95,935
Not rated	5,195	39,543	23,737	68,475
Total	20,440	116,676	80,676	217,792

To a certain extent the entries of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have, in most cases, notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings

in € m/remaining time to maturity

Rating	<1 year	1–5 years	>5 years	Total
Single A	5,195	39,474	23,512	68,181
Not rated	0	69	225	294
Total	5,195	39,543	23,737	68,475

Currently no interest rate derivatives for a collateralization at market value. The 4th Financial Market Promotion Act (*Finanzmarktförderungsgesetz*), which took effect in 2002, and the related amendments to the German Mortgage Bank Act (*HBG*) permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the outstanding *Pfandbriefe* and the nominal value of the cover assets, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that maintaining a present-value surplus cover is a prerequisite for issuing *Pfandbriefe*. Present-value surplus cover means that the market value of the cover assets must, at all times, exceed the market value of the *Pfandbriefe* outstanding.
Currency swap transactions, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value as of December 31, 2003 (€-9m).
However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector *Pfandbriefe* outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Section. Further assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH.
The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in organization instructions, which are available to our staff in electronic form. As far as the granting of small residential loans is concerned, Essen Hyp makes use of an adequate customer and property scoring system, which is also applied when co-operating within the Group. However, in view of the implementation of Basel II, we will revise this system in close co-ordination with our parent company, the

Commerzbank AG, in order to obtain a scoring system for the assessment of small residential loans and the borrowers' credit quality, which is in line with the new requirements on internal ratings. When granting loans that are not classified as small residential loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned (including the determination of the lending value (*Beleihungswert*) in accordance with the German Mortgage Bank Act (*HBG*)), which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.
For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (*MaK*). As in the previous years, we have permanently monitored the risks inherent in our stakes in large-volume property portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG.
Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the Minimum

Requirements for Lending Operations (*MaK*), make great demands on all German banks. This is why Essen Hyp pushed the development of suitable methods for calculating the minimum capital requirements and for measuring risks in accordance with the internal rating based (IRB) approach for both public-sector and mortgage lending in 2003. This was done in close co-operation with our parent company, the Commerzbank AG.
Furthermore, we participated in two joint projects on loss given default (LGD) grading and probability of default (PD) rating. These projects aim at optimizing the elements which are required to obtain a PD rating that satisfies the Basel II requirements, and at developing the related rating tools while taking into account the special characteristics of German mortgage banks.
The LGD project for mortgage lending operations focuses on developing a rating tool which calculates the loss rate for each individual loan after the occurrence of an event of default and the subsequent liquidation of the loan security. This calculation takes into account general criteria which apply to all member institutions of the Association of German Mortgage Banks (*VDH*), such as the recovery rate or the duration of the liquidation process, as well as individual parameters specific to each bank, such as recovery costs or the period of time between default and liquidation. Each participating bank is thus in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security.
Upon completion of the project we received another tool for calculating our capital requirements, the LGD component. The first version of this LGD component has already been incorporated in our internal EDP systems. Final testing, the implementation of subprojects and the inclusion of complementary data are planned for the business year 2004. It is worth mentioning in this context that, in 2003, Essen Hyp and several other *VDH* members entered into a legally binding agreement to continue the LGD project. This includes, in particular, refining the calculation tools described above and evaluating the data provided by the participating banks. The project is managed by the Hyp Real Estate Rating Services GmbH, a wholly owned subsidiary of the Association of German Mortgage Banks (*VDH*).
Upon the full integration of the LGD grading into our internal EDP systems in 2004 we will be able to systematically calculate the LGD – and thus to internally measure the loss in an event of default – in accordance with the advanced IRB approach.
The negotiations on the joint project ‘PD rating for commercial properties’, entered into with the publishing house Bank Verlag Köln, the RES Consult



European Roadshow

Madrid, London, Paris, Budapest, Milan and Frankfurt/Main





Meeting investors and providing them with detailed information – these are tasks to which we have always addressed ourselves with great commitment. The highlight in 2003 undoubtedly was our series of roadshows which started in November and took us to Madrid, London, Paris, Budapest, Milan and Frankfurt/Main. Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, joined us for each of the roadshow presentations. In his captivating guest lecture he once again shared his vision of a united Europe.







1 Roadshow presentation in Madrid: (from left) Hubert Schulte-Kemper, Chairman of the Board of Managing Directors of Essen Hyp, Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, and Dr. Axel Frhr. von Ruedorffer, Chairman of the Supervisory Board of Essen Hyp 2 Festive atmosphere in the Grand Hôtel Intercontinental during the roadshow in Paris 3 Exceptional venue for our roadshow presentation in Madrid – the Fundación Real Fábrica de Tapices 4 (from left) Harald Pohl and Michael Fröhner, Members of the Board of Managing Directors of Essen Hyp, and Günter Pless, Head of Treasury of Essen Hyp, talking to Claudio Boada, Honorary President of the Asociación para el Progreso de la Dirección (APD) 5 Welcoming address by Hubert Schulte-Kemper in Budapest 6 Numerous guests of honor attended our roadshow presentation in Paris: (from left) Hubert Schulte-Kemper, Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, Jacques Delors, former President of the European Commission, Roland Dumas, former French Minister of Foreign Affairs, and Andreas de Maizière, Member of the Board of Managing Directors of the Commerzbank AG

European Roadshow

Madrid, London, Paris, Budapest, Milan and Frankfurt/Main













7 Roadshow presentation in London: reception in the entrance hall of the Victoria & Albert Museum 8 Guest speech by Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, followed by a gala dinner 9 Thomas Matussek, Ambassador of the Federal Republic of Germany in London, giving the welcoming address 10 Roadshow presentation in Budapest: (from left) Cardinal Dr. Péter Erdö, Hubert Schulte-Kemper and Józsefné Antall, wife of the late former Prime Minister of Hungary, talking to Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany 11 View of the function room in the Museum of Fine Arts in Budapest 12 Nicholas Teller, Member of the Board of Managing Directors of the Commerzbank AG, welcomes the guests of Essen Hyp


13




15


16

The Board of Managing Directors of Essen Hyp had the pleasure of welcoming more than 300 guests, including capital market specialists, investors and important representatives from business and the public, to each of its roadshow presentations. One key objective of these meetings was to establish and renew business contacts. For this reason, the Board of Managing Directors of Essen Hyp provided detailed information on the German *Pfandbrief* system and the safety of the bonds issued by Hypothekenbank in Essen AG. The fact that our Jumbo *Pfandbrief* issued in the beginning of 2004 was oversubscribed is an excellent proof of the success of this series of roadshows, which ended with a roadshow presentation in the premises of our parent company, the Commerzbank AG, in mid-February 2004.


17


18


19


20

13 Roadshow presentation in Milan: Dr. Axel Frhr. v. Ruedorffer talking to Cesare Romiti, President of the publishing house RCS Editori and Chairman of the Supervisory Board of the Corriere Group 14 Presentation of Essen Hyp in the banquet hall of the Hotel Principe di Savoia in Milan 15 Huge media attention on the arrival of the guests: Cesare Romiti together with Hubert Schulte-Kemper 16 Klaus Neubert, Consul of the Federal Republic of Germany in Milan, talking to Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany 17 Presentation of Essen Hyp in the Plaza Restaurant in the Commerzbank Tower in Frankfurt 18 (from left) Friedrich Bohl, former Minister of the German Chancellery, talking to Dr. Helmut Reitze, Director General of the German TV and radio channel Hessischer Rundfunk, and Klaus-Peter Müller, Chairman of the Board of Managing Directors of Commerzbank AG 19 Dr. h. c. Erivan Karl Haub (middle), General Manager of the Tengelmann-Warenhandelsgesellschaft, as a guest of Essen Hyp 20 Dr. Helmut Kohl, former Chancellor of the Federal Republic of Germany, during his lecture 21 (from left) Hubert Schulte-Kemper, Dr. Helmut Kohl and Klaus-Peter Müller on their way to their presentation


21

GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg, were successfully concluded in mid-2003. Based upon the know-how of the six participating banks as regards property financing, a PD prototype with certain rating functions has been developed and made available to the individual banks. Later on, this prototype will be replaced by the final rating tool, which has yet to be developed in full. Using this tool, we are in a position to measure the probability of default for each loan that is allocated to one of the internal rating categories. The time horizon applied is one year. As soon as this rating procedure is applied by all banks involved in the project, they will be in a position to calculate the probability of default of each borrower on the basis of the available data and in accordance with the Basel II requirements. The quantity and quality of the available data plays a key role in ensuring reliable PD ratings. The banks involved in the PD rating project have committed themselves to continuously providing suitable data, which then forms the basis for an adequate calibration and validation.

In the framework of implementing the new IRB requirements, and in accordance with the Minimum Requirements for Lending Operations (*MaK*), Essen Hyp has started to carry out the first practical rating analyses using the new PD tool.

Once the rating components described above have been implemented, our bank will satisfy all requirements that have to be met in order to set up an individual risk classification. We will thus be eligible to adopt the advanced internal ratings approach under Basel II for deriving our capital requirements and for pricing purposes.

As before, Essen Hyp will develop its PD rating system for mortgage loans for in close co-operation with the Commerzbank AG.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually gauges which risk provisioning measures need to be taken in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of our Treasury Department. It is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the public-sector, corporate and bank bonds held as assets are extremely liquid. This ensures that they can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the *Grundsatz II* requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to *Grundsatz II* was 1.21 at the end of the year (minimum ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their nature as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole.
Accordingly, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which most of our employees participate.

Development of our liquidity ratio in accordance with *Grundsatz II*


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

The statements and analyses made by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with potential criminal and unauthorized acts (control mechanisms, protection of customer data and system and application files).
In November 2003 this self assessment was carried out for the third time. We have developed a specific database in order to adequately record, administer and analyze the results.
In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure. Against this background Essen Hyp has recorded and reported all losses exceeding €5,000 since the beginning of 2002. Since mid-2003 our bank has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by directly entering the relevant information into the database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. In 2003 we also reported, for the first time, the legal risks taken by our bank to our parent company. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by Essen Hyp in 2003 was €111,000.
However, even before the introduction of the self assessments and the collection of losses as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For

instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Our reserve headquarters referred to above is situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged. Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back offices during 2003 by organizing certified seminars on job-specific as well as general issues. To the extent possible, this aims at preventing errors that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments, related risks and their potential impact on our bank's business activities.

Internal auditing

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors

with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during its subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied. Should the Internal Audit, at any time, reveal material deficiencies, the Chairman of the Supervisory Board has to be informed immediately.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements, such as provisions relating to the German Money Laundering Act (*Geldwäschegesetz*), are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented and process-specific inspection, the audit mainly focuses on the bank's structural and procedural organization, risk management and controlling mechanisms and the internal monitoring system for all working procedures within Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The Minimum Requirements for Trading Activities (*MaH*) and the Minimum Requirements for Lending Operations (*MaK*), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent, capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

Staff report

Further training – the key to success

As a specialist bank, active on the international capital and property markets, we have ambitious targets as regards our business performance and the efficiency and flexibility of our internal workflows. We attach major importance to our short lines of communication, which not only ensure visibility for our customers and bank partners, but also enable us to quickly respond to changes, such as new legal requirements or the implementation of our internationalization strategy. We are fully aware of the fact that we need highly qualified and committed employees to achieve these objectives. As a modern employer, active in all parts of the world, we cannot limit the tasks and activities of our employees to a given framework of departments or sections. Rather our joint success is based upon a combination of expertise and flexibility, intuition and eagerness to learn. This is why the further training of our employees has become a key determinant in our management and competition strategy. We attach great importance to the qualification of newly recruited employees, as well as to the continuous training of our permanent staff. Our qualification schemes are tailored to individual employees, teams or certain functions within our bank. At the same time, we require – and promote – a high degree of responsibility and initiative of every single employee as regards his further training. The performance of our employees and executive staff is measured and evaluated by using a transparent assessment system. This aims at optimizing workflows and promoting corporate thinking on all management levels.

'Essen Hyp University'







Award of certificates to the employees from our Settlements Department



External specialists with an academic or practical background and executive staff from within our bank gave a total of 24 lectures as a part of our 'Essen Hyp University Program'. This program aimed at promoting the transfer of knowledge and multi-disciplinary thinking. The 'Essen Hyp University Program' was certified as an 'academic training program for skilled employees and executive staff' by the University Duisburg-Essen.



Most of the employees from our Settlements Department attended the training course 'Securities Operations II Certificate' organized by the Bankakademie Frankfurt in 2002 and successfully passed their examinations in 2003.

1 Prof. Dr. Rainer Elschen, Professor for Finance and Banking at the University Duisburg-Essen, congratulates the participants of the 'Essen Hyp University Program' on gaining their certificates 2 Hubert Schulte-Kemper (2nd from left), Chairman of the Board of Managing Directors of Essen Hyp, Prof. Dr. Rainer Elschen (3rd from left) and Marita Kraft (right), Head of the Personnel Department, together with some of the graduates 3 Prof. Dr. Rainer Elschen awards the 'Essen Hyp University' certificates 4 Award of the certificates for the training course 'Securities Operations II Certificate' 5 Michael Fröhner (left), Member of the Board of Managing Directors of Essen Hyp, together with some of the graduates from the Settlements Department

In 2003 more than 90% of the employees from our Settlements Department attended the training course 'Securities Operations II Certificate' organized by the Bankakademie Frankfurt. All of them successfully passed the subsequent examination. This course has been certified by the European Financial Services Education Group (EFISEG).
Within the framework of our strategic reorientation and our stronger focus on property financing, 24 employees from our Property Finance Department – Marketing Section, our Property Finance Department – Transaction Management Section, our Foreclosure Department and our Notifying/Credit Research Department attended a training course to become certified credit analysts. In addition to this, we offered language training classes in English, French and Spanish. Each employee attends an on-the-job conversation course in at least one foreign language. As a part of our 'training on the job' project certain employees – and new employees in particular – were placed in our representative offices in London or Paris for a limited period of time. The aim is to familiarize these employees with the bank's operational procedures. We also offered tailored management training courses to our executive staff. The various challenges that result from changing legal requirements and technical progress were met by in-house workshops, which covered issues such as Basel II, rating approaches and bank accounting in accordance with IAS/IFRS. In addition to this, our employees attended in-house seminars to become familiar with the specific software programs used in our bank.
We will continue to pursue this strategy in the coming years. Accordingly, three employees will attend a training course to become real estate finance managers. This new and demanding training course will be organized by the Bankakademie Frankfurt and the Association of German Mortgage Banks (*VDH*).
We believe that the training of young people not only constitutes a social obligation, but that it is also an important factor for our bank's future development. This is why we have in place training schemes for all important activities carried out by our bank and our subsidiary, the Essen Hyp Immobilien GmbH. Our young trainees can become bank clerks, office clerks, clerks in data processing or clerks in property management. Three young trainees completed their training in 2002, while eight other young trainees – four of them at the Essen Hyp Immobilien GmbH – are still pursuing their training within our company. In accordance with the applicable training standards for all companies offering such training schemes, our bank has,


Age
Total
61-65
4 (2.8%)
1 (0.7%)
5
56-60
5 (3.4%)
1 (0.7%)
6
51-55
6 (4.1%)
4 (2.8%)
10
46-50
8 (5.6%)
5 (3.4%)
13
41-45
11 (7.6%)
6 (4.1%)
17
36-40
18 (12.4%)
19 (13.1%)
37
31-35
19 (13.1%)
12 (8.3%)
31
25-30
6 (4.1%)
13 (9.0%)
19
< 25
2 (1.4%)
5 (3.4%)
7
79 (54.5%)
66 (45.5%)
Male
Female
Total: 145

Age pyramid

for each of the training schemes offered, qualified employees who are licensed to school trainees and who are in charge of supervising the training.

At year-end 2003 the number of staff employed with Hypothekenbank in Essen AG was 134 (125). This figure includes 11 part-time employees, weighted according to their hours worked, and four trainees. Without this weighting, the number of staff comes to 145 (132).

Essen Hyp's excellent business performance in 2003 would not have been possible without our employees' huge personal commitment and enthusiasm in achieving our bank's objectives. We are aware of the fact that our staff had to meet very ambitious targets and would therefore like to extend our thanks to all employees for the dedication they have shown in the business year 2003.

In the year under review we had a constant dialogue with our employees' representatives, covering all organizational questions and personnel matters. We have always arrived at solutions that were acceptable to all parties. We would therefore like to extend our thanks to the Staff Council for its responsible and constructive co-operation which we highly appreciate.

Annual Accounts 2003

Application of statutory accounting rules

The annual accounts and financial statements have been compiled in accordance with the relevant provisions of the German Commercial Code (*HGB*), the German Stock Corporation Act (*AktG*) and the German Mortgage Bank Act (*HBG*), as well as in accordance with the regulations for the presentation of the annual accounts of German banks (*RechKredV*).

As a matter of principle, all details required by law that relate to individual items in the balance sheet and in the profit and loss account are explained in the Notes on the Bank's Annual Accounts.


35.912.722,45
127.465.160,36
691.240.750,00
20.040.712,25
245.708.720,64
401.690.858,00
191.401.740,00
222.311.294,92
45.289.772,85
66.055.723,08
104.591.817,45
771.023.130,80

Balance sheet of Hypothekenbank in Essen AG as of December 31, 2003

Assets

	€	€	€	€	previous year in € 1,000
Cash reserve					
a) cash on hand			4,462.36		4
b) balances with central banks			274,666,242.96	274,670,705.32	97,627
of which: with Deutsche Bundesbank		274,666,242.96			(97,627)
Claims on banks					
a) mortgage loans			2,092,014.21		2,092
b) public-sector loans			12,172,430,816.32		12,562,877
c) other claims			5,595,627,646.42	17,770,150,476.95	4,023,312
of which: payable on demand		2,014,490,455.50			(873,506)
Claims on customers					
a) mortgage loans			5,820,272,963.96		4,287,798
b) public-sector loans			22,591,477,836.64		23,306,713
c) other claims			10,791,685.64	28,422,542,486.24	11,539
Bonds and other fixed income securities					
a) bonds and notes					
aa) issued by public-sector borrowers		11,046,052,884.07			10,481,778
of which: eligible as collateral for Deutsche Bundesbank advances	4,101,389,143.21				(4,217,380)
ab) issued by other borrowers		14,101,684,590.12	25,147,737,474.19		13,804,215
of which: eligible as collateral for Deutsche Bundesbank advances	8,548,757,118.72				(9,194,339)
b) bonds and notes issued by Hypothekenbank in Essen AG			800,719,028.66	25,948,456,502.85	651,729
nominal amount		760,216,625.53			(616,203)
Shares and other variable-yield securities				1,103,577,607.70	1,056,696
Participating interests and trade investments				519,473.55	519
Holdings in affiliated companies				1,141,000.00	1,141
Recovery claims on Federal and State (*Länder*) authorities under post-war currency reform acts, including bonds in exchange for these				19,029,145.80	28,543
Tangible assets				24,937,554.92	26,027
Other assets				48,690,475.91	52,809
Deferred items					
a) from issuing and lending business			559,951,204.39		544,645
b) other			14,462,277.11	574,413,481.50	38,546
Total Assets				**74,188,128,910.74**	**70,978,610**

Liabilities and Shareholders' Equity

	€	€	€	previous year in € 1,000
Liabilities to banks				
a) registered mortgage *Pfandbriefe* issued		141,532,251.82		73,483
b) registered public-sector *Pfandbriefe* issued		522,925,345.27		404,907
c) other liabilities		11,650,496,460.84	12,314,954,057.93	11,998,037
of which: payable on demand	149,628,225.88			(166,056)
Liabilities to customers				
a) registered mortgage *Pfandbriefe* issued		755,334,989.37		658,289
b) registered public-sector *Pfandbriefe* issued		1,867,756,043.89		1,502,136
c) other liabilities		1,194,599,589.52	3,817,690,622.78	1,098,317
of which: payable on demand	5,147,929.34			(15,134)
registered public-sector Pfandbriefe given to lenders as security for loans taken up	7,669,378.23			(20,452)
Securitized liabilities				
bonds and notes issued				
a) mortgage *Pfandbriefe*		1,805,900,411.73		1,152,247
b) public-sector *Pfandbriefe*		49,086,286,977.97		48,830,737
c) other bonds and notes		5,511,666,107.50	56,403,853,497.20	3,758,878
of which: money market paper	5,150,058,026.94			(1,477,921)
Other liabilities			33,258,597.85	31,704
Deferred items				
a) from issuing and lending business		108,672,364.30		129,755
b) other		148,107,717.01	256,780,081.31	107,332
Provisions				
a) pensions and similar commitments		2,264,122.00		1,740
b) tax provisions		6,927,000.00		2,804
c) other provisions		15,517,000.00	24,708,122.00	17,563
Subordinated liabilities			347,704,368.47	296,938
Profit-sharing certificates			324,140,963.20	283,641
of which: due within the next 2 years	30,677,512.87			(10,226)
Capital and reserves				
a) subscribed capital		219,300,000.00		201,300
b) capital reserve		319,574,600.00		307,574
c) revenue reserves				
other revenue reserves		44,993,685.55		44,994
d) distributable profit		81,170,314.45	665,038,600.00	76,234
Total Liabilities and Shareholders' Equity			**74,188,128,910.74**	**70,978,610**
Contingent liabilities				
liabilities from guarantees and indemnity agreements			9,040,627.72	170
Other commitments				
irrevocable lending commitments			751,137,177.80	533,392

Profit and loss account of Hypothekenbank in Essen AG for the period from January 1, 2003 to December 31, 2003

	€	€	€	€	previous year in € 1,000
Interest income from					
a) lending and money market transactions		1,673,457,063.68			
b) fixed income securities					
and government-inscribed debt		1,271,908,120.15	2,945,365,183.83		3,152,929
Interest paid			- 2,778,008,979.00	167,356,204.83	- 3,003,843
Current income from					
a) shares and other variable-yield securities			55,418,192.12		47,599
b) participating interests and trade investments			9,972.90		10
c) holdings in affiliated companies			0.00	55,428,165.02	40
Commission received			4,829,267.50		2,696
Commission paid			- 14,113,322.55	- 9,284,055.05	- 11,920
Other operating income				7,619,739.91	23,470
General operating expenses					
a) personnel expenses					
aa) wages and salaries		- 9,719,857.69			- 9,091
ab) compulsory social security contributions,					
expenses for pensions					
and other employee benefits		- 2,386,658.78	- 12,106,516.47		- 1,666
of which: for pensions	*- 930,348.42*				*(- 400)*
b) other administrative expenses			- 11,256,381.23	- 23,362,897.70	- 9,454
Depreciation on and value adjustments					
to intangible and tangible assets				- 2,164,019.40	- 3,010
Other operating expenses				- 7,117,874.49	- 11,683
Write-downs of and value adjustments					
to claims and certain securities,					
as well as additions to the provision					
for possible loan losses				- 72,031,518.92	- 63,717
Income from write-ups to participating interests					
and trade investments, holdings in affiliated					
companies and securities treated as assets				2,177,554.21	0
Result arising from ordinary business activity				118,621,298.41	112,360
Taxes on income			- 37,014,558.18		- 35,978
Other taxes, unless already shown					
under 'Other operating expenses'			- 436,425.78	- 37,450,983.96	- 148
Net income for the year				**81,170,314.45**	**76,234**

Accounting and valuation methods

All assets appear at their nominal value pursuant to Section 340e (2) of the German Commercial Code (*HGB*). The difference between the amount actually paid out and the nominal value is shown under 'Deferred items'.

All recognizable individual risks in the lending business have been covered by the creation of individual value adjustments and provisions. For latent credit risks in the mortgage business, overall value adjustments were made to the extent permitted under tax legislation. As a provision for special risks inherent in banking activities, we have set up reserves pursuant to Section 340f of the German Commercial Code.

If assigned to the reserves held for liquidity purposes, bonds and other fixed income securities have been valued according to the lower-of-cost-or-market principle (Section 253 (3) of the German Commercial Code, together with Section 280 of the German Commercial Code). The fixed income securities assigned to fixed assets and investments have been valued at the adjusted purchase price. Premiums and discounts were spread over the securities' lives to maturity and were netted in the net interest income. Moreover, all securities, including derivatives which serve to hedge interest rate or currency risks, have been grouped into valuation units.

The fund units included in the item 'Shares and other variable-yield securities' have been completely allocated to the liquidity reserves and have been valued according to the lower-of-cost-or-market principle. The write-ups required under the regulation of making up value (Section 280 of the German Commercial Code) have also been made in this balance sheet item.

Participating interests and trade investments, as well as holdings in affiliated companies, have been included on the asset side of the balance sheet at their purchase price.

In accordance with their normal operating life, tangible assets are shown at their purchase price or manufacturing cost, less regular depreciation, or less the higher depreciation that is permissible under tax legislation. In addition to regular depreciation we have also made use of the simplification under Section 6 (2) of the German Income Tax Act (*EStG*) for writing off minor-value assets.

All liabilities are shown on the liabilities side of the balance sheet at the respective amounts to be repaid. The difference between the nominal value and the issue price of liabilities is shown under 'Deferred items'. Zero bonds are capitalized at cost price plus pro-rata interest, according to their issuance yields.

For contingent liabilities, provisions have been made to cover the expected amount.

Provisions for pension commitments have been calculated by applying 'Table 98' (Heubeck), their partial value having been determined according to the principles of actuarial science at a basic interest rate of 6%.

Pursuant to Section 340h (1) of the German Commercial Code, all balance sheet items denominated in foreign currencies have been converted at the euro foreign exchange reference rate of the European Central Bank (ECB) on the balance sheet date. All foreign currency items have been hedged by currency swaps. Income and expenses deriving from the valuation of these items offset each other.

Derivative transactions that aim to hedge interest rate, market and currency risks are not subject to a separate valuation. As they are so-called open contracts, they are not shown in the balance sheet.

When reporting the provision for possible loan losses, we have made use of the option to cross-compensate income and expenses pursuant to Section 340f (3) of the German Commercial Code.

Maturity pattern

The claims and liabilities shown below are classified according to their remaining time to maturity or periods of notice.

Breakdown by remaining time to maturity in € m

	Payable on demand	Up to 3 months	More than 3 months, up to 1 year	More than 1 year, up to 5 years	5 years and more
Claims on banks	2,014.5	3,730.8	213.7	4,140.1	7,671.1
Claims on customers	143.1	1,642.5	738.4	11,528.0	14,370.5
Liabilities to banks	149.6	8,720.2	2,713.6	558.6	173.0
Liabilities to customers	5.1	568.9	529.6	1,340.2	1,373.9

	Due in 2004
Bonds and other fixed income securities	1,064.5
Issued securities	18,668.1

Claims on/liabilities to affiliated companies/participating interests in € m

	Total	Of which: on/to affiliated companies	Of which: on/to companies in which participating interests are held
Claims on			
- banks	17,770.2	392.8	—
- customers	28,422.5	22.0	144.8
Bonds and other fixed income securities	25,948.5	170.0	—
Liabilities to			
- banks	12,315.0	1,066.6	—
- customers	3,817.7	—	—
Securitized liabilities	56,403.9	—	—
Subordinated liabilities	347.7	—	—

Negotiable securities in €1,000

	Total	Negotiable on a stock exchange	Listed on a stock exchange	Not listed on a stock exchange
Bonds and other fixed income securities	25,948,456.5	25,948,456.5	25,894,371.6	54,084.9
Nominal value	26,634,552.8	26,634,552.8	26,580,476.9	54,075.9
Shares and other variable-yield securities	1,103,577.6	—	—	—
Fund units	16,372,718	—	—	—
Participating interests and trade investments	519.5	—	—	—
Nominal value	552.7	—	—	—
Holdings in affiliated companies	1,141.0	—	—	—
Nominal value	129.0	—	—	—

Participating interests and trade investments in €1,000

Carried forward on January 1, 2003	519.5
Additions	—
Disposals	—
Value as of December 31, 2003	519.5

Holdings in affiliated companies in €1,000

	Share of capital held	Subscribed capital	Equity capital	Net income for 2003
REGINA Finanz- und Versicherungsvermittlung GmbH, Essen	100 %	52.0	558.8	20.6
Essen Hyp Immobilien GmbH, Essen	100 %	52.0	837.1	126.5
Immobilien Expertise GmbH, Essen	100 %	25.0	436.1	295.6

Repurchase agreements

As of the balance sheet date, securities to a nominal value of €921m were sold under agreements to repurchase.

Assets transferred as security

Essen Hyp pledged fixed income securities to a nominal amount of €804m and variable-yield securities (fund units) amounting to €326.9m.

Other assets

This item mainly comprises five commercial properties taken over to prevent losses from being incurred, as well as tax refund claims for turnover tax and trade tax purposes.

Changes in the book value of fixed assets in € 1,000

	Participating interests and trade investments	Holdings in affiliated companies	Tangible assets	Bonds and notes
Purchase price/production cost carried forward on January 1, 2003	519.5	1,141.0	54,960.9	5,787,675.8
Additions in 2003	—	—	1,078.8	1,984,557.7
Disposals in 2003	—	—	719.7	2,625,042.4
Total write-offs	—	—	30,382.4	17,350.5
Net book value as of December 31, 2003	519.5	1,141.0	24,937.6	5,129,840.6
Net book value as of December 31, 2002	519.5	1,141.0	26,026.9	5,778,719.9
Write-offs in 2003	—	—	2,164.0	14,048.4

Minor-value assets are included under 'Additions' in the year under review and were written off completely. These write-offs were subsumed under 'Disposals' in the respective financial year. Tangible assets comprise the land and buildings, which are used by the bank as business premises, amounting to €22.6m. The book value of the bank's furniture and equipment is €2.3m.
Premiums and discounts relating to the purchase of bonds and notes were spread over the securities' lives to maturity. They are reported as income and expenses equivalent to interest in the profit and loss account, and as write-offs in the overview of changes in the book value of fixed assets.

Depreciation for tax reasons

Pursuant to Section 7 (5) of the German Income Tax Act (*EStG*), the declining balance method has been applied to depreciate our properties in Essen, Gildehofstrasse 1 and Gildehofstrasse 2. The amount written off came to € 1.4m.

Other liabilities to banks

This item comprises, inter alia, open-market transactions totaling € 5.6bn. The volume of securities deposited with the *Deutsche Bundesbank* was € 7bn. Also included in this item are term money borrowings and raised loans, as well as pro-rata interest and interest due on swap transactions.

Other liabilities
This item mainly comprises pro-rata interest and interest due on subordinated liabilities and on profit-sharing certificates outstanding.

Subordinated liabilities
In case of the bankruptcy or liquidation of the bank, subordinated liabilities are not considered for repayment until all creditors of non-subordinated claims have been satisfied. Early repayment is ruled out. The interest and discount expenditure for all subordinated loans was €19.1m.
The individual subordinated loans do not exceed the 10% limit of the total item.

Profit-sharing certificates
As at December 31, 2003, €91.6m of the new profit-sharing certificates totaling €200m, authorized on March 22, 2000, had been placed. The remaining authorized profit-sharing certificates thus amount to €108.4m.

Subscribed capital/authorized capital
The Annual General Meeting of March 22, 2000 authorized the Board of Managing Directors to increase, with the approval of the Supervisory Board, the share capital of the bank by a maximum nominal amount of €50m through the issue of new shares against cash in either one or several tranches by March 21, 2005. With the approval of the Supervisory Board, the Board of Managing Directors made use of this authorization in 2003 and increased the bank's share capital by issuing new shares totaling €18m at a premium of €12m.
The bank's subscribed capital thus stands at €219.3m, while the remaining amount of authorized capital is €32m.

Number and denomination of the bank's shares
The bank's subscribed capital of €219.3m is divided up into 219,300,000 registered shares of €1 each. The capital is fully paid up.

Capital reserve in € m

The bank's capital reserve has changed as follows:	
Carried forward on January 1, 2003	307.6
Allocations in 2003	12.0
As of December 31, 2003	319.6

Revenue reserves

Revenue reserves remained at the previous year's level and total €45m.

Contingent liabilities

The item 'Contingent liabilities' does not include any individual amounts which are of major importance as regards the bank's overall business activities.

Other commitments in € m

Irrevocable lending commitments amount to:	
Mortgage loans	723.3
Public-sector loans	27.8
Total	751.1

Personnel expenses

In 2003 the bank's personnel expenses totaled €12,106,500. This includes the total compensation of €1,078,200 for the members of the Board of Managing Directors. This figure includes performance-related payments totaling €380,000.

Other administrative expenses

The other administrative expenses for the bank's operations amounted to €11,256,400, including the compensation of €190,000 received by the members of the Supervisory Board. This figure includes performance-related payments totaling €77,000.

Other operating income and expenses

Other operating income mainly relates to rental income and income from concluded servicing agreements. Other operating expenses mainly refer to the costs for outsourcing the processing and administration of small residential loans secured by mortgages. Furthermore, this item includes the pro-rata operating costs paid by our tenants and maintenance costs relating to our properties.

Taxes on income

Taxes on income have been allocated to the result arising from ordinary business activities. A German tax grouping (*Organschaft*) with the Commerzbank AG for turnover or trade tax consolidation purposes was not in place.

Appropriation of profit

The bank's net income for the year under review, which amounts to €81,170,314.45, equals the distributable profit.

Cover pool of our public-sector *Pfandbriefe* Ordinary cover in € 1,000

Claims on banks	
- public-sector loans	11,792,301
Claims on customers	
- mortgage loans (guaranteed by public-sector bodies)	33,652
- public-sector loans	21,882,196
Bonds and other fixed income securities (book value in € 1,000: 17,164,596)	17,094,036
Recovery claims on Federal and State (*Länder*) authorities, including bonds in exchange for these (book value in € 1,000: 18,926)	18,926
Total	50,821,111

Cover pool of our public-sector *Pfandbriefe* Substitute cover in € 1,000

Other claims on banks	—
Total	—
Total value of cover	50,821,111
Total volume of public-sector *Pfandbriefe* requiring cover	50,182,816
Surplus cover	638,295

Cover pool of our mortgage *Pfandbriefe* Ordinary cover in € 1,000

Claims on customers	
- mortgage loans	2,602,898
Tangible assets (land charges on property owned by the bank)	17,486
Total	2,620,384

Cover pool of our mortgage *Pfandbriefe* Substitute cover in € 1,000

Bonds and other fixed income securities	215,000
Total	215,000
Total value of cover	2,835,384
Total volume of mortgage *Pfandbriefe* requiring cover	2,659,159
Surplus cover	176,225

Breakdown of mortgages serving as cover – by Federal States/EU

	Number	in € m
Baden-Württemberg	991	143.4
Bavaria	815	189.2
Berlin	476	189.2
Brandenburg	455	58.7
Bremen	235	20.5
Hamburg	496	79.4
Hesse	1,284	163.1
Lower Saxony	2,469	489.7
Mecklenburg-Western Pomerania	104	22.9
North Rhine-Westphalia	6,855	948.0
Rhineland-Palatinate	237	21.8
Saarland	68	6.6
Saxony	266	66.2
Saxony-Anhalt	200	46.2
Schleswig-Holstein	1,246	110.4
Thuringia	185	46.2
EU member states	6	18.9
Total	16,388	2,620.4

Breakdown of mortgages serving as cover – by type of property in € m

The portfolio of mortgage loans covering mortgage *Pfandbriefe* comprises:	
Commercial properties	869.8
Residential properties	1,744.2
Mortgages on building sites	0.2
Unfinished new buildings, not yet generating earnings	6.2
Total	2,620.4

Breakdown of mortgages serving as cover – by loan size

	€	Number	in € m
Up to	50,000	4,032	110.5
Up to	500,000	12,018	1,213.2
More than	500,000	338	1,296.7
Total		16,388	2,620.4

Breakdown of public-sector loans serving as cover – by borrower including bonds and notes

	Number	in € m
The German Federal Government and the Federal Government's Special Fund	28	1,322.8
German Federal States (*Länder*)	563	18,872.6
Towns and municipalities[1]	1,157	4,588.6
Public-sector banks	855	19,694.6
Loans to EU member states	188	6,308.8
Mortgage loans guaranteed by public-sector bodies	755	33.7
Substitute cover – other investments	—	—
Total	3,546	50,821.1

[1] including municipal special purpose associations, non-profit organizations, loans guaranteed by municipal authorities and public-sector insurance companies

Compulsory sales/administration On December 31, 2003 the following were pending:

	Compulsory sales	Administration	Compulsory sales and administration	Total number of cases	Compulsory sales effected in 2003
Residential properties	14	4	28	46	4
Commercial properties	4	3	12	19	5
Total	18	7	40	65	9

In the year 2003 Essen Hyp did not take possession of any property in order to prevent losses.

Interest in arrears

On the balance sheet date, interest in arrears in the mortgage lending business that was due for more than three months totaled €1.3m. This amount has been value-adjusted in full. This figure includes €0.09m of value-adjusted interest in arrears relating to commercial properties and €0.15m relating to residential properties, which were incurred in 2003.

Mortgage repayments in € m

Repayments during 2003:	
Through amortization	168.9
Other	125.2
Total	294.1

Volume of financial derivatives in € m

	Nominal amount			
	Remaining time to maturity			
Interest-based transactions:	<= 1 year	1-5 years	> 5 years	Total
Interest rate swaps (same currency)	19,335	114,057	75,863	209,255
Interest rate option sales	5	882	3,851	4,738
Other interest contracts	102	1,022	200	1,324
Currency-based transactions:				
Currency swaps	998	715	762	2,475
Total	20,440	116,676	80,676	217,792

All derivatives serve to hedge interest rate and market price fluctuations, as well as currency risks. We have not traded in derivatives.

Breakdown of partners in financial derivatives in € m

	Volume	Counterparty risk
OECD banks	217,792	849.3

In accordance with *Grundsatz I*, the counterparty risk is calculated by applying the mark-to-market method. We have first of all determined the positive market values, taking into account counterparty netting agreements. These figures were increased by the premium which applies to the relevant counterparty.

Total volume of foreign currency positions in € m

Assets	1,442.0
Liabilities	854.9

All foreign currency positions have been hedged by corresponding rate-hedging transactions in order to rule out currency risks.

Loans to Board members in € m

Board of Managing Directors	1.6
Supervisory Board	18.5
Total	20.1

Average number of staff

	Collectively negotiated salaries	Individually agreed salaries
Full-time staff	75	44
Trainees	3	—
Part-time staff	7	2
Total	85	46

The average number of staff employed in 2003 was 131.

Statement in accordance with Section 20 (3) of the German Stock Corporation Act (*AktG*)
We were informed by the Helvetic Grundbesitz Verwaltung GmbH, Berlin, that it holds more than one fourth of the shares issued by our company.

Corporate Governance Code – Declaration of Compliance in accordance with Section 161 of the German Stock Corporation Act (*AktG*)
On March 13, 2003 the Board of Managing Directors and the Supervisory Board of Hypothekenbank in Essen AG issued a Declaration of Compliance in accordance with Section 161 of the German Stock Corporation Act (*AktG*), which can be viewed on our company website www.essenhyp.com.

Consolidated annual accounts

Commerzbank AG, Frankfurt am Main, holds an interest of more than 50% in our company.

These annual accounts and financial statements will be included in the consolidated annual accounts of the Commerzbank Group. Our subsidiaries REGINA Finanz- und Versicherungsvermittlung GmbH, Essen, Essen Hyp Immobilien GmbH, Essen, and Immobilien Expertise GmbH, Essen, are not included in the consolidated annual accounts because of their lesser importance.

The consolidated annual accounts of the Commerzbank Group as of December 31, 2002 were deposited with the local court (*Amtsgericht*) of Frankfurt am Main, HRB (Register of Companies) No. 32000, and published in the Federal Gazette (*Bundesanzeiger*) No. 132, dated July 19, 2003, page 12,264ff.

Seats on Supervisory Boards and other Supervisory Committees
Hubert Schulte-Kemper
- neuma – Neue Marler Baugesellschaft mbH; Chairman of the Supervisory Board
- Vestische Straßenbahnen GmbH; Chairman of the Supervisory Board

Harald Pohl
- *Erste* Europäische Pfandbrief- und Kommunalkreditbank Aktiengesellschaft in Luxemburg; Member of the Board of Directors

Supervisory Board

Dr. Axel Frhr. v. Ruedorffer

Chairman; Member of the Board of Managing Directors, Commerzbank AG, Frankfurt/Main *(until May 31, 2003);* Member of the Central Advisory Board, Commerzbank AG, Frankfurt/Main *(since June 1, 2003)*

Dr. Wolfgang Schuppli

Deputy Chairman *(until March 13, 2003)*; Lawyer

Dipl.-Oec. Berta Schuppli

Deputy Chairman *(since March 13, 2003)*

Dieter Disse

Bank Employee

Ute Gibbels

Bank Employee

Andreas de Maizière

Member of the Board of Managing Directors, Commerzbank AG

Dr. Eric Strutz

Chief Financial Officer, Commerzbank AG *(Member of the Board of Managing Directors of Commerzbank AG with effect from April 1, 2004)*

Board of Managing Directors

Hubert Schulte-Kemper

Chairman

Michael Fröhner

Harald Pohl

Essen, February 3, 2004
Hypothekenbank in Essen Aktiengesellschaft

The Board of Managing Directors

Schulte-Kemper Pohl Fröhner

Auditors' Certificate

"We have audited the annual financial statements, the books of account and the management report of Hypothekenbank in Essen AG for the financial year from January 1, 2003 to December 31, 2003. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express, on the basis of our audit, an opinion on the annual financial statements, including the books of account, and the management report.

We conducted our audit of the annual financial statements in accordance with Section 317 of the German Commercial Code (*HGB*) and the generally accepted German standards for the audit of financial statements promulgated by the Institute of Certified Accountants (*Institut der Wirtschaftsprüfer, IDW*). These standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial positions and results of operations in the annual financial statements – in accordance with the German principles of proper accounting – and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. Within the framework of the audit, the effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a sample basis. The audit includes assessing the accounting principles used and significant estimates made by the Board of Managing Directors as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable and safe basis for our opinion. Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with the German principles of proper accounting. On the whole, the management report provides an accurate understanding of the Company's position and suitably presents the risks of future development."

Frankfurt am Main, February 16, 2004
BDO Deutsche Warentreuhand Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Jäger
Auditor

Mende
Auditor

Report of the Supervisory Board

The Supervisory Board carried out its duties in accordance with applicable law and the bank's statutes, constantly supervising the conduct of the bank's affairs. In four meetings and numerous individual discussions the Supervisory Board was informed by the Board of Managing Directors about the planned business policy, basic management issues, the situation and development of the bank and major business transactions. All these topics were thoroughly discussed with the Board of Managing Directors.

The Supervisory Board formed a Presiding Committee and a Credit Committee from within itself. The Presiding Committee met twice during the year 2003. In four meetings, the Credit Committee examined inter alia those loans which needed to be formally submitted. In the periods between meetings, loans requiring approval were submitted and approved via an exchange of letters.

In the year under review one main focus of the Supervisory Board was the discussion about the German Corporate Government Code which was drawn up by the German Corporate Government Code Commission, on behalf of the German government. All issues relating to the Code were discussed and decided in the Supervisory Board. The results of this decision-making process are incorporated in the Corporate Governance Code of Hypothekenbank in Essen AG. Pursuant to Section 161 of the German Stock Corporation Act (*AktG*), the Supervisory Board and the Board of Managing Directors are required to issue a Declaration of Compliance confirming that the recommendations of the Commission have been met and, if applicable, indicating which recommendations have not been complied with. The Corporate Governance Code of Hypothekenbank in Essen AG complies with the recommendations of the German Governance Code Commission, announced on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for those recommendations mentioned on Essen Hyp's website (www.essenhyp.com). In the year under review there were no conflicts of interest of the members of the Supervisory Board.

The annual accounts and the management report for the financial year 2003, together with the accounting, were audited by BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, appointed as auditors at the AGM, and received their unqualified certification. The annual accounts, the management report and the auditors' reports were made available to all members of the Supervisory Board in good time for the relevant Board meeting. The auditors were available to inform the Supervisory Board about important results from their audit and to answer questions during the meeting on the accounts. The Supervisory Board has signified its agreement with the results of the audit.

The final examination by the Supervisory Board of the bank's annual accounts and financial statements, its management report and the proposals as to the appropriation of the distributable profit has revealed no cause for objections. The Supervisory Board has approved the annual accounts presented by the

Board of Managing Directors. They may accordingly be regarded as adopted. The Supervisory Board concurs with the proposal of the Board of Managing Directors as to the profit appropriation. Pursuant to Section 312 of the German Stock Corporation Act (*AktG*), the Board of Managing Directors also prepared a report on relations with affiliated companies and presented it to the Supervisory Board, together with the corresponding auditors' report by BDO Deutsche Warentreuhand Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Frankfurt am Main. The Supervisory Board has examined the report of the Board of Managing Directors. It has approved this report, as well as the findings of the auditors' report. The auditors have provided the following certification for the report of the Board of Managing Directors on the bank's relations with affiliated companies: "Having conducted our audit and evaluation in accordance with professional auditing standards, we confirm that

1. The actual details of the report are accurate;
2. The company's consideration in the transactions detailed in the report was not unreasonably high."

Following the final results of its examination, the Supervisory Board has raised no objections as regards the declaration of the Board of Managing Directors in its report on relations with affiliated companies.
The Supervisory Board wishes to express its thanks and appreciation to the Board of Managing Directors and the bank's staff for the work which they have so successfully carried out. Particular thanks are extended to Dr. Wolfgang Schuppli, who, at his own request, resigned from the Supervisory Board of Hypothekenbank in Essen AG on March 13, 2003. Having founded Hypothekenbank in Essen AG on September 30, 1986, Dr. Schuppli chaired the Supervisory Board from the beginning of the bank's business activities on January 23, 1987 until December 21, 1994. During this time he had a major impact on the bank and its business development. When the Commerzbank became Essen Hyp's majority shareholder on November 30, 1994, Dr. Schuppli took over the position of the deputy chairman of the Supervisory Board, which he held until March 13, 2003. He thus continued to have a major impact on the bank's development. The Supervisory Board and the Board of Managing Directors wish to thank Dr. Schuppli for his entrepreneurial courage in founding the bank and for his exceptional commitment in assisting in the bank's activities with his remarkable expertise and constructive criticism. Dr. Schuppli has been appointed member of the Advisory Council and will thus continue to play an active role in the further development of Essen Hyp.
On March 13, 2003, the AGM elected Mrs. Berta Schuppli to the Supervisory Board for the remaining term of office of Dr. Schuppli. Mrs. Berta Schuppli has taken over his position as the deputy chairman.

Essen, March 18, 2004

The Supervisory Board

(Chairman)

Head Office and Lending Offices

Head Office

Essen
Gildehofstrasse 1
45127 Essen
PO Box 10 18 61
45018 Essen
Germany
Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

Registered under
HRB (Register of Companies)
Essen No. 7083

Lending Offices

Berlin
Jägerstrasse 58
10117 Berlin
Germany
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
E-mail: berlin@essenhyp.com

Frankfurt
Westendstrasse 19
60325 Frankfurt/Main
Germany
Tel.: +49 69 17 20 65
E-mail: frankfurt@essenhyp.com

Hamburg
Fleethof – Stadthausbrücke 3
20355 Hamburg
Germany
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
E-mail: hamburg@essenhyp.com
From July 1, 2004:
Fleethof – Stadthausbrücke 1
20355 Hamburg

Munich
Romanstrasse 43
80639 Munich
Germany
Tel.: +49 89 29 16 17-52
Fax: +49 89 29 16 17-54
E-mail: muenchen@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
1050 Bruxelles
Belgium
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
E-mail: bruessel@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
E-mail: paris@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: +44 20 76 38 09 52
Fax: +44 20 76 38 09 53
E-mail: london@essenhyp.com

Annual Report 2003

Publisher	Hypothekenbank in Essen AG, Essen
Design	vE&K Werbeagentur GmbH & Co. KG, Herthastrasse 7, Essen
Photos	Tilo Karl, Essen; Peter Wieler, Essen
Printers	Rehrmann Louisgang GmbH & Co. KG, Gelsenkirchen

This Annual Report is also available in German.

The German version of this Annual Report is the original and authoritative version.

RECEIVED
2004 JUN -3 A 9:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Opening Address

DEPUTY CONSUL GENERAL STEFAN SCHLÜTER
Consulate General of the Federal Republic of Germany New York

Welcome

HUBERT SCHULTE-KEMPER
Chairman of the Board of Managing Directors, Hypothekenbank in Essen AG

Presentation of Hypothekenbank in Essen AG

DR. HELMUT KOHL
Former Chancellor of the Federal Republic of Germany

The Significance of the German- American Partnership for Europe and the World

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23.06.04, 5.15 pm.

KLAUS M. PATIG
Member of the Board of Managing Directors,
Commerzbank AG

Opening Address

CONSUL GENERAL
ROLF-DIETER F. SCHNELLE
Consulate General of the Federal Republic of
Germany Boston

Welcome

HUBERT SCHULTE-KEMPER
Chairman of the Board of Managing Directors,
Hypothekenbank in Essen AG

Presentation of Hypothekenbank in Essen AG

DR. HELMUT KOHL
Former Chancellor of the Federal Republic of
Germany

The Significance of the German-American Partnership
for Europe and the World

Dinner

Venue:
John F. Kennedy Library
Columbia Point
Boston
Massachusetts 02125
USA

▷ Registration
▷ 21.06.04, at the Mandarin Oriental New York,
80 Columbus Circle at 60th Street

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as of December 31, 2003 is now available for download +++ Annual Report as of December 31, 2

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Investor relations

Essen Hyp: Key competence in capital market business

The focus of Essen Hyp's business is on lending to national and international public-sector debtors. In addition the Bank gives long-term mortgage loans to finance both commercial property and private housing.
Accordingly we make great use of the international capital markets on which, besides the "traditional" *Pfandbrief*, more and more Jumbo and Global *Pfandbriefe* are being issued.



Essen Hyp is one of the largest issuers of Jumbo *Pfandbriefe* worldwide.

▷ Ratings and Analyses
▷ Interest Rate Forecast G3
▷ Interest Rate Forecast Meeting
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Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 01, 2003 and ratings as of June 03, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
▷ Fitch Ratings	Extract; the complete report can be obtained from Fitch.

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Economic Growth and Interest Rate Outlook for the United States, Euro Area, Japan 2004/2005

» United States
» Euro Area
» Japan

Economic Growth and Interest Rate Outlook for the United States 2004/2005

Economic Growth

No doom and gloom – it's full steam ahead!

I took the title of this report from my G3 publication of summer 2002. Today it is even more accurate than ever. Growth of U.S. GDP has accelerated to the tremendous annualized rate of 8.2% in the third quarter of last year, according to the revised data of the U.S. Department of Commerce, after an already solid growth rate of 3.1% in the previous quarter. I again expect strong economic growth with an annualized rate of more than 5% for the final quarter of last year. In December 2003 the ISM index for the manufacturing industry reached the highest level in 20 years. However, the great majority of market observers did not comment euphorically on this economic development. In contrast, they doubted once more the sustainability of the economic recovery. One could think of a latent anti-Americanism, had no famous U.S. economist been among those doubting economists as well. Although one piece of positive economic news is followed by another, market participants stick to their pessimistic growth view. At the beginning, market participants thought the economic recovery would be certain only when corporate profits start to rise – in the third quarter of 2003 the S&P 500 profits rose by 23% compared to the same period of 2002. Then skeptics demanded a rise in investment activity – in the third quarter of 2003 investment in equipment and software rose in real terms by 7% compared to the same period of the previous year. The objection heard several times, that the increase of investment activity was merely a result of the hedonic method of deflationary adjustment, is answered by the fact that investment activity, counted in current prices, has expanded only less slightly. Finally, the argument, the economic recovery would slacken due to missing indicators for a stabilization of the labor market, was added. In the meantime employment has risen for six successive months, according to the households survey. In the recent past the high growth in the U.S. was modified, indicating single effects like increased military expenditure, the cash inflow through refinancing residential properties and the tax cuts of the Bush government. But these objections are neither convincing due to the following reasons:

- The proportion of defense spending of U.S. GDP has constantly decreased since the end of the Korean War in 1953 and was at only 4% in 2002. Actually, the U.S. government increased defense spending by nearly 13% year-over-year in the third quarter of 2003, but due to its decreased economic importance this surge of military spending has contributed less than a half percentage point to the change rate of GDP of 3.6% in the third quarter of 2003.

- Since July 2003 the rising interest rates of mortgage loans with 30-years maturity have made the unprecedented flood of refinancing applications for residential properties slowly disappear. According to anecdotal reports, home owners have, in the course of these refinancings, usually borrowed a higher amount against their property than before. Various analysts are of the opinion that the resulting inflow of liquidity has contributed considerably to the very high private consumption spending in the third quarter of 2003. During this period the disposable income as well as private consumption – in nominal amounts respectively – has risen by annualized rates of more than 8%, while the savings rate remained constant at 2.3%. Consequently, private households have completely used up the tax cut of summer 2003 (increase of the child

allowance and the lowering of the income tax rates). This, however, makes clear that the inflow of liquidity from refinancing cannot be exhausted yet. This is supported by the fact that the amount of savings and money market funds (mutual funds), measured in percent of disposable income, has recently reached an all-time high. Therefore, a considerable decelerated growth of private consumer spending is not expected. In addition, the slump in the home market has still not taken place, despite all prophecies of doom. The index established by the National Association of Home Builders remained, in January 2004, slightly below its quarterly high of October 2003.

- In addition, the retroactive effecting tax cut of last summer will result in a tax refunds increase of an estimated 55 billion U.S. dollars in the first half of the year. This repeated expansionary stimulus corresponds to 0.5% of the nominal GDP. Experience of earlier tax cuts, as well as the recent strong rise in consumer confidence, suggest that the coming tax cuts will also largely be converted into private consumption. It is astonishing that there is no argument in favor of high private consumption spending resulting from the positive wealth effect which started in spring with friendly stock markets. Wealth of households has, with about 42,000 billion U.S. dollars at the end of the third quarter in 2003, already exceeded the local low of the third quarter of 2002 by 3,500 billion U.S. dollars, and are currently not far away the all-time high of the first quarter of 2000. At that time a surge of the personal savings rate, and thus a slump in private consumption spending, resulting from the negative wealth effect accompanying the bursting of the speculative bubble on the stock markets, was forecast by the pessimists. This slump did not materialize, thanks to an only slight increase in the personal savings rate. Moreover, the low savings rate level in the United States compared to Germany and Japan is, in my view, not an indicator for a nation with an excessive debt burden, but rather an expression of the citizens' positive income expectations which are based on a markedly favorable demographic situation compared to all other industrialized nations. Be that as it may: there is enough time until the fiscal-political stimulation peters out to guarantee a transition from the current economic recovery to a self-supporting expansion.

The self-supporting expansion will develop along a high growth path. This fact is based on the previously mentioned favorable demographic development but first and foremost on the impressive progress of productivity in the U.S. economy. According to revised data, growth in labor productivity has accelerated from an average 1.5% p.a. during the first half of the 90s and 2.4% p.a. during the second half, up to enormous 3.9% p.a. in the years 2000 to 2003 [1] (see current graph). It can be assumed that recent progress in productivity will level off in the course of a continued recovery of the labor market. Nevertheless, the acceleration of growth in productivity since the beginning of this millennium is still so strong, seen against the background of this argument, that it could conceal another rise of trend growth. This is even more likely due to the fact that the average growth of GDP slowed down from 4.1% p.a. in the second half of the 90s to 2.0% p.a. in the years 2000 to 2003 [2] . That given, an acceleration of productivity growth can no more be regarded merely as a cyclic phenomenon: the thesis of a "new economy" was proven during the recession in 2001 at the latest. In addition, according to a current study [3] computer investments unfold their entire productivity-increasing effect only after a delay of 7 years. As a result of an investment increase in information processing and software [4] by an average of almost 20% per year during the second half of the 90s, the application of new technical inventions will continuously lead to significant productivity gains in the coming years. This year private consumption and investment in equipment and software will be the two main economic growth supporters. But also inventory increases will noticeably contribute to GDP growth rate. Private consumption will benefit from the previously mentioned tax refunds and a brightening on the labor market. In a first step the latter will contribute to the increase of disposable income through a rise in employment. In

step-up due to rising wages, because growth of real wage fell behind productivity performance in the past quarters. Investment in equipment and software will be quickened by the double-digit growing profits and the improved depreciation allowances which are valid until the end of 2004. Moreover, four years after the Y2K boom big reinvestments in the information technology sector are already lined up to go.

Despite the depreciation of the U.S. dollar the current account deficit will not narrow because the brisk domestic demand will go along with a strong import growth. Net exports will consequently not contribute to GDP growth.

The average annual growth rate of GDP in 2004 will be approximately 5.5%. This remarkably strong growth can partly be traced back to a statistical overhang in 2003. In 2005, however, the speed of expansion will slow down somewhat to a still high growth rate of about 4.5%.

Although the economic engine is again running fast, an acceleration in inflation is not visible. In contrast and fortunately for the bond market, in the middle of December the U.S. Department of Labor reported a slowdown in the consumer price index less energy and food of 0.1% in November, compared to previous month, in seasonal-adjusted terms. Compared to the previous year the so-called core rate was, at only 1.1%, the lowest since May 1963. In view of a still large underutilization of capacities and decreasing unit labor costs - in the third quarter of 2003 unit labor costs dropped by 2.2% compared to same quarter of last year - this year's change rate will significantly fall below the 2% mark of last year. This is neither countered by the present weakness of the U.S. dollar nor by the bullish commodity market. A comparable situation in the years from 1994 to 1996 did not result in an accelerated surge in prices and, thus, proved that the development of unit labor costs determines the development of consumer prices. Accordingly, the ghost of a deflation has vanished into thin air due to the most recent depreciation of the U.S dollar and the surge in commodity prices. The fact that the year-over-year change rate of 2% equaled the Federal Reserve Bank of Cleveland calculated median CPI for several months, may thus be regarded as the first indicator for a slow deceleration of the more than 20 year-old disinflation trend. The Open Market Committee of the Federal Reserve (FOMC) agrees with the evaluation of a lessening deflation risk. Its communiqué of December 9, 2003 states: "The probability of an unwelcome fall in inflation has diminished in recent months and now appears almost equal to that of a rise in inflation [5] ". It further states: "However, with inflation quite low and resource use slack, the Committee believes that policy accommodation can be maintained for a considerable period [6] ". Capital market participants are now trying to figure out at what time the "considerable period of time" will be over.
In accordance with a recent Bloomberg survey the majority of economists schedule the beginning of the next interest rates hike phase for the second half of this year. However, I forecast the beginning of the key interest rate increase as early as in the first half of the year. This point of view is firstly supported by the expectation that the expansionary pace in the United States will be considerably above the growth trend also in the coming quarters and thus, current under-utilization of capacities will decrease. Jack Guynn, President of the Federal Reserve Bank of Atlanta, recently commented the U.S. monetary policy as follows: "If the economic expansion continues to build momentum and breadth, it will be appropriate at some point to bring policy back to a longer-run setting that is more consistent with noninflationary, sustainable growth [7] ." Secondly, financial market conditions have noticeably brightened. This is visible in the recovery of the stock market and the narrowing of interest spreads of corporate bonds compared to government bonds. Thirdly, deflation expectations of capital market participants have vaporized - if they ever actually existed.
Notwithstanding my expectation of continuously low inflation rates, the necessity for a more extreme expansionary monetary policy is waning. The tightening of the monetary reins, as I forecast, will inevitably initiate a sellout at the long end of the interest rate curve. Among market players the predominant expectation that the Federal Reserve will keep on its expansive stance for a long time, should have decisively contributed to

interest rate hike by the Federal Reserve during the last year is thus very likely the main reason for my misleading forecast of strongly surging U.S. capital market yields as of spring 2003. Hence, the Deutsche Bundesbank writes:

"...despite the sharp increase in recent months, the actual interest rate level in the United States is still significantly lower than the interest rate level estimated on the basis of these two important explanatory factors [8]." Another explanation for the rather low U.S. yield level may be that bond dealers and fund managers are a lot less optimistic regarding economic growth than their colleagues in the economic research departments. But due to the fact that my forecast is located at the upper margin of the range determined by the forecasts of the economic research departments, the way to considerably higher yields is predetermined even according to this way of argumentation, if my growth forecast actually comes about. Therefore, I expect that 10-year U.S. Treasury Notes will yield 5.4% at the end of this year. The predicted yield increase will also continue next year.

1. Labor productivity estimate for the fourth quarter of 2003.
2. GDP estimate for the fourth quarter of 2003.
3. See: Erik Brynjolfson and Lorin M. Hitt, "Computing Productivity: Firm-Level Evidence" in : The Review of Economics and Statistics, Volume 85, Issue 4 - November 2003, p. 793 - 808.
4. Based on the real data series with the basis year 1996.
5. http://www.federalreserve.gov/boarddocs/press/monetary/2003/20031209/default.htm.
6. ibidem
7. http://www.frbatlanta.org/invoke.cfm?objectid=E69E6AB6-FFF3-6B39-C4763CCFDBF782F3&method=display
8. See: Monthly Report December 2003 of the Deutsche Bundesbank, p.17.

Interest Rate Forecast

Interest Rate Forecast Meeting

Here you find the results of our recent interest rate forecast meetings. Economists and portfolio managers from all over Germany participate in these meetings and discuss the future interest rate and economic development. The interest rate forecast meetings are held in the premises of Hypothekenbank in Essen AG several times a year. If you have any comments or questions please call Dirk Chlench: 0049 201 8135 442 or e-mail to: Dirk.Chlench@essenhyp.com

▷ Forecast meeting Mar 25, 2004
▷ Forecast meeting Nov 03, 2003
▷ Forecast meeting Mar 27, 2003
▷ Forecast meeting Nov 6, 2002
▷ Forecast meeting Aug 19, 2002
▷ Forecast meeting May 14, 2002
▷ Forecast meeting Feb 07, 2002
▷ Forecast meeting Oct 01, 2001
▷ Forecast meeting Jun 19, 2001
▷ Forecast meeting Jan 24, 2001
▷ Forecast meeting Nov 22, 2000
▷ Forecast meeting Sep 14, 2000
▷ Forecast meeting Jul 18, 2000
▷ Forecast meeting May 16, 2000

Interest Rate Forecast Meeting on March 25, 2004

Results of the consensus survey

Forecast for the Euro Three-Month Money Market Rate
Status as of March 25, 2004: 1.99%

	2nd quarter of 2004	3rd quarter of 2004	4th quarter of 2004	1st quarter of 2005	2nd quarter of 2005
Consensus Forecast	2.00%	2.10%	2.20%	2.35%	2.50%
Highest Forecast	2.20%	2.40%	2.70%	3.00%	3.30%
Lowest Forecast	1.75%	1.80%	1.90%	2.00%	2.00%
as of Quarter-end					

Forecast for the 10-year *Pfandbrief* yields
Status as of March 25, 2004: 4.01%

	2nd quarter of 2004	3rd quarter of 2004	4th quarter of 2004	1st quarter of 2005	2nd quarter of 2005
Consensus Forecast	4.13%	4.33%	4.50%	4.60%	4.80%
Highest Forecast	4.40%	4.80%	5.00%	5.20%	5.40%
Lowest Forecast	3.80%	3.90%	4.00%	4.15%	4.20%
as of Quarter-end					

Participants:

Patrick Franke Commerzbank AG, Frankfurt am Main
Axel Frein Bankhaus Lampe KG, Düsseldorf
Dr. Kurt Becker Hypo Real Estate Bank, Dortmund
Erhard Rossig Bergbau-Berufsgenossenschaft, Bochum
Stefan Hoffmann Editor of the magazine „Das Wertpapier", Düsseldorf
Jörg Priebe Gallinat Bank AG, Essen
Patrick Brämer Gallinat Bank AG, Essen
Dr. Harald Loy Deutsche Bundesbank, Düsseldorf
Dr. Silvana Koch-Mehrin Executive Member of the German Liberal Party (FDP), Berlin
Fabienne Riefer Deutsche Postbank AG, Bonn
Dirk Chlench Hypothekenbank in Essen AG, Essen
Raimund Bitter Hypothekenbank in Essen AG, Essen
Ronny Tietz Westfalenbank AG, Bochum
Elmar Stender Volksbank Marl-Recklinghausen eG, Marl
Helmut Goecker Westfalenbank AG, Bochum

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Current Financial and Economic Topics

This is where we publish our thoughts on current economic and financial topics in a bimonthly manner. The attached economic charts illustrate our findings. We monitor economic and financial developments in the USA, the euro area and Japan. If you have any comments or questions, please call:

Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Articles in 2004

▷ Japan: Third Time Lucky! March/April 2004
▷ US-Dollar: It's the economy - stupid! January/February 2004

Articles in 2003

▷ Rare Gems November/December 2003
▷ Japan hands the wooden spoon to Germany! September/October 2003
▷ World: A global economic upturn is underway! July/August 2003
▷ Germany: Glimmer of hope for an economic revival! May/June 2003
▷ Germany/Europe: Build up anti-cyclical stock positions March/April 2003
▷ USA: Will the U.S. economy regain its former strength or will economic growth again lose momentum in 2003? January/February 2003

Articles in 2002

▷ USA: The last ray of hope for the world economy November/December, 2002
▷ Germany: From powerhouse to poorhouse of Western Europe? September/October, 2002
▷ USA: The U.S. consumers are well alive and kicking! July/August, 2002
▷ World:Real interest rates and funding conditions May/June 2002
▷ Euro area: Markets will once again beat economists on ECB rates! March/April 2002
▷ USA: Don't bet on a double dip in the United States! January/February 2002

Articles in 2001

▷ World: Will the New Economy Continue? November/December 2001
▷ USA: We definitely continue to believe in a V-shaped recovery September/Oktober 2001
▷ Germany: Searching for the trough of the business cycle July/August 2001
▷ USA: The most recent rise in bond prices is just a pause in a bear market May/June 2001
▷ Japan: A brief review of the recent BOJ monetary policy March/April 2001
▷ USA: U.S. economic slowdown will only lead to a short-term dollar weakening January/February 2001

Articles in 2000

▷ Euro area: "New Economy" in the euro area will lead to a Euro rebound November/December 2000
▷ Japan: Will the Recovery result in an ongoing strong expansion? September/October 2000
▷ USA: A flexible labor market is the key issue for a bull market. July/August 2000
▷ Germany: Is a spread widening of credit products, as in the USA, a real danger for the German bond market ? May/June 2000
▷ USA: Overvalued US stock market - so what? March/April 2000
▷ Germany: The return of inflation? January/February 2000

Articles in 1999

▷ World: The role of asset prices in US Fed and ESCB monetary policy December 99
▷ World: Some Thoughts on the 'liquidity' argument November 1999
▷ USA: Inflation-led interest rate fears - and rightly so? October 1999
▷ USA: Don't stay long in bonds September 1999
▷ Euro area: A review of the first six months of the euro currency August 1999
▷ USA: Do we get a bear market like in 1994 ? July 1999
▷ USA: Real Wages versus Unemployment Rate June 1999
▷ Germany: Consumer Price Inflation Forecast for 1999/2000 May 1999
▷ Euro Area: Implied inflation expectations April 1999
▷ Euro Area: Real 3-month interest rates March 1999
▷ USA: Personal savings rate February 1999

Investor Relations

Current Financial and Economic Topics

Japan: Third Time Lucky !
March/April 2004

Last year the revival of the Japanese economy was a complete surprise for almost all observers. At the end of 2002 the consensus view was that the Japanese economy would grow by just 0.4% in the calendar year 2003. In fact, however, the Japanese economy posted a real GDP growth rate of as much as 2.7%. Export and business fixed investment strongly contributed to this solid GDP growth, both having soared by around 10% last year. Moreover, economists were required to lift their growth projections for 2004 as the recovery gained further momentum in the second half of last year. According to the latest survey by the British magazine "Consensus Forecasts", the mean projection for the Japanese real GDP growth rate in 2004 now stands at 3%, which is almost 1.5 percentage points higher than the corresponding figure for the euro area. Thus Japan, the former laggard of the world economy, is expected to outpace the euro area a second time in a row. But up to now the current Japanese upswing still looks - at least at first sight - like the two preceding - and short-lived - recoveries in the post-bubble area. In both cases, year-on-year real GDP growth rates collapsed after having reached peaks of around 4%.



Chart 1
%
Japan
Real
Nominal

Sources: Global Insight, Bloomberg

In the fourth quarter of last year, Japanese real GDP increased by 3.6% in year-on-year terms, thus coming close to the 'danger zone'. However, could it be that Japan will be third time lucky? Well, you might not be surprised to hear that I am betting on it. Besides the fact that the well-known leading index of the Economic and Social Research Institute (ESRI) continues to head north, there are five more arguments in favor of a long-lasting upswing:

- First, the GDP growth collapses of 1997 and 2001 were, to a considerable extent, due to policy mistakes. In April 1997, the federal government hiked the consumption tax from 3% to 5%, which triggered an immediate slump in private consumption expenditure. And in August 2000, the Bank of Japan (BOJ) hiked its target for the overnight call rate to 0.25% - in the wake of the worldwide new-economy boom. However, this step turned out to be premature and a few months later, in spring 2001, the slowdown of the world economy pushed Japan back into recession. But judging by recent speeches and statements, policy makers seem to have learned their lessons from the past and are unlikely to repeat former mistakes. For example,

pointed out: "We must now endeavor to ensure that what we currently expect to be economic recovery is certainly realized."

- Second, I personally have never doubted that economic activity in the United States - still Japan's most important trading partner - will continue to grow vigorously. The latest readings on U.S. payrolls and retail sales back my opinion. Thus, the external growth impetus for Japan will not diminish.

- Third, in contrast to previous post-bubble upturns, the current recovery is solely driven by private demand. Whereas private demand rose by somewhat more than 3%, public demand dropped by 2% in 2003. What's more, the labor market seems to have turned the corner. In February 2004 employment growth in year-on-year terms was above the zero mark for the third time in succession. This gradual labor market recovery fits in well with upbeat news about February's retail sales. This means that the recovery is becoming increasingly broad-based.

- Fourth, in recent years corporations have made some progress in reducing their excessive debts. Hence in the current economic environment, corporate profits, which went up by 17% in year-on-year terms in the fourth quarter of 2004, will to a greater extent be used for investments rather than for reducing the debt burden. It is true that according to the latest March TANKAN survey large enterprises plan to cut back their investments by 0.6% in the fiscal year 2004. But Tetsuro Sawano, senior economist at Mitsubishi Securities, reckoned that March releases of capital investment plans have averaged -1.9% in the period from fiscal year 1984 to fiscal year 2003. So current investment plans of large enterprises should not be taken at face value. In fact the propensity to invest is high, seen in a historical context.

- And finally, the Japanese central bank is pulling out all the stops. The Bank of Japan reduced its target for the overnight call rate from 0.25% to 0.15% in February 2001. With central bank rates already close to zero, a further interest rate reduction could only be very small. In March 2001 the BOJ therefore switched its operational target from the overnight call rate to the outstanding balance of the current accounts on its balance sheet. Having done this, the Japanese central bank hiked its new target step by step from 5 trillion yen (€ 39 billion) in March 2001 to around 30 to 35 trillion yen (€ 233 billion to 272 billion) now. This new easing framework is aimed at increasing the money supply and putting downward pressure on long-term interest rates. Additionally, the BOJ announced that this quantitative easing will remain in place until the annual change of the core CPI, i.e. the consumer price index (excluding perishables), is stable at zero, or positive. Since October 2003 the annual change rate of the core CPI is indeed hovering around the zero mark, albeit partly driven upwards by temporary factors such as a tobacco tax hike and soaring rice prices.


Chart 2
Japan
8
6
4
2
0
-2

Source: Global Insight

In order to nip market speculation in the bud, about the quantitative easing perhaps coming to an end, the Bank of Japan gave a more detailed description of its self-commitment in October 2003.
According to the revised conditions, the annual change rate of the core CPI should not only stand at zero or above, but such a tendency should also be confirmed over a few months. Furthermore, the majority of Policy Board members need to be convinced that the core CPI change rate will remain above zero in the forecast period. But even if these two conditions are fulfilled, the Bank of Japan does not necessarily have to abandon its quantitative easing. Despite Japan's brightening growth prospects, 10-year JGB yields remained below 2% thanks to the credibility of the updated self-commitment, thus further stimulating the economy. But the Bank of Japan has even topped these unconventional measures. In December 2002 the BOJ started to buy stocks from banks in order to help them reduce their equity market exposure, thus aiming at restoring the disrupted intermediation function of the banking system and so finally improving the effectiveness of its quantitative easing. The holdings of the Bank of Japan were not insignificant. At the end of February 2004, the Bank of Japan had stocks totaling 1,913.6 billion yen (€ 14.9 billion) on its books. As a welcome side-effect, these transactions had a positive impact on the stock-market itself. In mid- April 2004 the Nikkei 225 reached a 32-month high of 12,127 which corresponds to an increase of 56% in year-on-year terms. However, as the banks' shareholdings still amounted to somewhat more of 3% of their aggregate balance sheet total at the beginning of this year, the current stock market recovery has also helped to improve their poor balance sheet ratios. But the BOJ not only tries to enhance the banking system's capability of granting loans to corporations. Given the still ailing intermediation function of the banking system the BOJ is directly taking credit risks. In August 2003 the BOJ started to purchase asset-backed-securities (ABSs) in order to improve corporate funding conditions. As small firms have perceived the lending attitude of banks to be particularly severe, the eligibility criteria for BOJ purchases contains the requirement that 50% or more of the value of underlying assets shall be composed of assets related to small and medium-sized enterprises.


Japan
in 100 million yen
Chart 3
22 000
20 000
18 000
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
Dez 02
Jan 03
Feb 03
Mrz 03
Apr 03
Mai 03
Jun 03
Jul 03
Aug 03
Sep 03
Okt 03
Nov 03
Dez 03
Jan 04
Feb 04
Pecuniary Trust (Stocks)
Asset-backed Securities

Source: Bank of Japan

But what does this sanguine news from far distant Japan mean for bond investors in the euro area? The International Monetary Fund (IMF) reckons that Japan has a 7.1% share of world GDP. By adding Japan's share to the aggregate economic weight of the United States and the People's Republic of China, this back-of-the-envelope calculation reveals that around 40% of the world economy is running at full speed. These three powerhouses are expected to easily pull most of the other countries behind them. So look out for global growth and interest rate forecasts to be revised upwards. However, anecdotal evidence suggests that many market participants continue to bet on a further decline in long-term yields on the old continent. These fixed-income bulls argue that only tobacco tax hikes and administered price increases for health services have prevented euro area inflation from falling even below the current rate of 1.7% recorded in March 2004. In addition to this, the consensus euro area real GDP growth projections for 2004 and 2005 stand at a meager 1.6% and 2%, respectively. What's more, market participants are inclined to even put a question mark behind these low growth figures, as economists have been far too optimistic about the euro area in recent years. It is true that the euro area economic outlook is still gloomy, but this argument alone is not strong enough to back the forecast of lower domestic bond yields. In fact, there are more and more parallels to the bear market of 1994. At that time the world economy had registered a synchronous upswing which led to surging commodity prices and an easing of lending standards by banks. Today's situation is basically the same, with the one exception that the euro area is lagging behind the bandwagon. The Federal Reserve reacted to the brightening of the economic outlook by hiking its Fed funds target rate by a total of 250 basis points in 1994. This monetary tightening had a tremendous impact on the U.S. bond market. Yields of 10-year U.S. Treasury Notes soared by somewhat more than 200 basis points in the course of the year. In contrast to the Federal Reserve, the German Bundesbank lowered its discount rate three times by a total of 125 basis points in 1994. But what is striking is that these interest rate cuts by the Bundesbank were not able to prevent a crash on the German bond market. 10-year Bund yields increased by somewhat more than 200 basis points, just as much as in the United States. Hence, the current dismal economic situation in the euro area might lull bond investors into a false sense of security. The world outside the euro area is booming. Even if you expect another ECB rate cut, it is high time to sell long-term bonds.

Special thanks go to Peter Wilson, Yen Strategist at Tokyo-Mitsubishi International, for his helpful comments.

If you have any comments or questions, please call:
Dirk Chlench, +49 201 8135 442 or mail to: Dirk.Chlench@essenhyp.com

Investor relations

Roadshows

The entry of the Jumbo into the international capital markets gave the German mortgage banks the opportunity of winning new investors for the German *Pfandbrief* at an international level. Essen Hyp reacted promptly and focussed its internationally targeted funding strategies on investors' needs.

Since its first international roadshow in October 1997 which went from London, via Asia, to the United States, Essen Hyp has been presenting itself and its products on a regular basis to international investors in all important financial and commercial centers of the world.

We will continue to commit ourselves to the task of intensifying our close contact with national and international investors.

During the roadshows investors have been asking many questions on, for example, the German legal system, the distinction between the German *Pfandbrief* and other products, the quality of our cover fund, etc. Information on these and other related issues can be found in our Glossary.

Our latest roadshow presentation is available for download here.

Investor relations

Corporate Governance Code of Hypothekenbank in Essen AG

The German Corporate Governance Code Commission set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The shares of Essen Hyp are not listed on a stock exchange. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp

Nevertheless, and in view of maximum transparency, Essen Hyp expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Essen Hyp complies with most of the requirements set out in the German Corporate Governance Code. Given that Essen Hyp's shares are not listed on a stock exchange and that the bank is thus not in a position to satisfy those requirements of the Code that are mandatory for listed companies, the bank does not expressly state which recommendations of the Corporate Governance Code are not complied with for this reason.

▷ Declaration of Compliance with the German Corporate Governance Code (PDF)
▷ Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (PDF)

Declaration of Compliance with the German Corporate Governance Code pursuant to Section 161 of the German Stock Corporation Act (*AktG*)

Preliminary remark: The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, the Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This explains why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft complies with the recommendations of the German Governance Code Commission, announced in the official section of the electronic Federal Gazette (*Bundesanzeiger*) on May 21, 2003, except for those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not produce consolidated accounts, and except also for the following recommendations:

Pursuant to Section 2.3.2 the bank shall inform all domestic and foreign shareholders, shareholders' associations and financial services' providers, who, in the preceding 12 months, have requested such notification, of the convening of the General Meeting, and shall provide them with the convention documents upon request, also using electronic channels. The shares of Hypothekenbank in Essen Aktiengesellschaft are not listed on a stock exchange. Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: the Commerzbank Aktiengesellschaft and the Schuppli Group. All shareholders are known to the bank. This is why Essen Hyp makes use of the simplifications as regards the invitation to and convening of General Meetings laid down in the German Stock Corporation Act (*AktG*). Thus, Essen Hyp does not announce its General Meetings externally, e.g. in the Federal Gazette (*Bundesanzeiger*), and, contrary to the provisions laid down in Section 2.3.1, the agenda and the reports and documents required for the General Meeting are not published on Essen Hyp's company website.

Given that both shareholders are represented in the Supervisory Board and in the Presiding Committee as the committee responsible for the employment contracts of the members of the Board of Managing Directors, the Supervisory Board does not discuss and review the structure of the Board's compensation system as laid down in Section 4.2.2.

Contrary to Section 4.2.4 the information and figures on the compensation of the members of the Board of Managing Directors are not individualized.

Pursuant to Section 5.3.2 the Supervisory Board shall set up an Audit Committee which, in particular, handles issues of accounting and risk management. Given that the Supervisory Board of Essen Hyp is composed of not more than 6 members, the Board refrained from setting up such an Audit Committee. Risk management issues are the responsibility of the Credit Committee of the Supervisory Board, which also deals with the bank's credit and market risks. Issues relating to the annual audit are addressed by the Supervisory Board itself.

Due to our bank's shareholder structure we have refrained from specifying an age limit within the meaning of Section 5.4.1.

Contrary to Section 5.4.5 the information and figures on the compensation of the members of the Supervisory Board are not individualized.

Given that all shareholders carrying voting rights are directly or indirectly represented in the Supervisory Board, conflicts of interest are dealt with exclusively within the Supervisory Board in accordance with Section 5.5.2. Contrary to Section 5.5.3 the General Meeting is not informed about such conflicts of interest.

Given that no shares of Essen Hyp are in free flow or listed on a stock exchange, and that the bank does not have any stock option programs or comparable incentives in place, the provisions laid down in Sections 4.2.3, 6.6 and 7.1.3 of the German Corporate Governance Code are not relevant to Essen Hyp.

As long as Hypothekenbank in Essen Aktiengesellschaft compiles its Annual Accounts in accordance with the provisions of the German Commercial Code (*HGB*), it will not pass information to third parties by means of Annual Reports or Interim Reports compiled in accordance with the International Accounting Standards (IAS), as stipulated in Section 7.1.1. Apart from the Annual Accounts and Interim Reports, the two shareholder groups of the company receive additional information during the Supervisory Board meetings, so that the above reports are not the only source of information available to them.

Essen, September 17, 2003

The Board of Managing Directors

The Supervisory Board

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

1 Preamble

1.1 Implementation of the German Corporate Governance Code.

The German Corporate Governance Code Commission (the "Code Commission") set up by the German government, presented the German Corporate Governance Code on February 26, 2002. This Code of best practice describes key statutory provisions for the management and supervision of German listed companies and embodies internationally and nationally recognized standards for good and responsible governance. It is intended to make the German system of corporate governance transparent and understandable, and also to promote the trust of international and national investors, customers, employees and the general public in the management and supervision of listed companies.

The German Corporate Governance Code contains the following three elements:

- a presentation of applicable law
- recommendations of the Code Commission regarding the management and supervision of companies
- suggestions

This Code of best practice, as amended on November 7, 2002, has been officially published by the Federal Ministry of Justice, and is complemented by a provision in the German Stock Corporation Act (*AktG*) pursuant to which the Board of Managing Directors and the Supervisory Board of listed stock corporations (*Aktiengesellschaften*) are required to declare every year whether these recommendations were complied with and which recommendations were not applied (the "comply-or-explain declaration").

The shares of Hypothekenbank in Essen Aktiengesellschaft (hereinafter also referred to as "Essen Hyp" or the "bank") are not listed on a stock exchange. At present, Hypothekenbank in Essen Aktiengesellschaft has only two shareholder groups: Commerzbank Aktiengesellschaft, with a majority stake, and the Schuppli Group holding the remaining shares. This is why certain legal requirements and stipulations set out in the German Corporate Governance Code, which are applicable to German listed companies, are not relevant to Essen Hyp.

Nevertheless, Hypothekenbank in Essen Aktiengesellschaft expressly welcomes and supports the German Corporate Governance Code and the goals and objectives it pursues. The Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft (hereinafter referred to as the "Code") complies with the requirements set out in the German Corporate Governance Code, except from those restrictions which relate to the fact that Essen Hyp is not a German listed company and does not set up consolidated accounts.

Corporate Governance Code of Hypothekenbank in Essen Aktiengesellschaft, Essen

The Code clarifies the rights of shareholders who provide Essen Hyp with the necessary equity capital and bear the entrepreneurial risk. At the same time, it presents the rules set out in the Articles of Association and the rules of procedure for the Supervisory Board and the Board of Managing Directors.

1.2 Board system of Hypothekenbank in Essen Aktiengesellschaft

A dual board system is prescribed by law for Hypothekenbank in Essen Aktiengesellschaft as a German stock corporation.

The Board of Managing Directors is responsible for managing the company. Its members are jointly accountable for the management of the company, whereby the individual members are responsible for the areas assigned to them within the framework of Board resolutions. The chairman of the Board of Managing Directors co-ordinates the work of the Board members. Subject to certain legal provisions, such as Section 15 of the German Banking Act (*KWG*), Board resolutions are passed with the majority of votes cast.

The Supervisory Board appoints, supervises and advises the members of the Board of Managing Directors and is directly involved in decisions of fundamental importance to the company. The chairman of the Supervisory Board co-ordinates the work of the Supervisory Board.

Two thirds of the members of the Supervisory Board are elected by the shareholders at the General Meeting. The two remaining members of the Supervisory Board are staff representatives who are elected by the bank's employees at a secret ballot. The chairman of the Supervisory Board is appointed by the Commerzbank Aktiengesellschaft, being the majority shareholder. His deputy is appointed by the minority shareholder. Subject to certain legal provisions, Supervisory Board resolutions are passed with the majority of votes cast. In the case of a tie – also at elections – the chairman of the meeting has the casting vote. Both, the representatives elected by the shareholders and the staff representatives are obliged to act in the company's best interests.

The company's accounting follows the 'true and fair view' principle and presents a view of the company's net assets, financial position and earnings situation that corresponds to the actual circumstances.

As a rule this Code will be reviewed and, if necessary, adjusted once a year in the light of national and international developments and changes within the company.

2 Shareholders and General Meeting

2.1 Shareholders

2.1.1 Shareholders exercise their rights at the General Meeting and vote there.

2.1.2 Each share carries one vote. There are no shares with multiple voting rights, preferential voting rights (golden shares) or maximum voting rights.

2.2 General Meeting

2.2.1 The Board of Managing Directors submits the Annual Financial Statements to the General Meeting. The General Meeting decides on the appropriation of profit and the discharge of the acts of the Board of Managing Directors and of the Supervisory Board. It also elects the shareholders' representatives to the Supervisory Board and the auditors.

Furthermore, the General Meeting decides on the Articles of Association, the object of the company, amendments to the Articles of Association and essential corporate measures such as, in particular, inter-company agreements and transformations and the issuance of new shares, convertible bonds, bonds with warrants and profit-sharing certificates, or it authorizes the Board of Managing Directors to issue them with the approval of the Supervisory Board. In addition, the General Meeting decides on the authorization to purchase own shares.

2.2.2 When new shares are issued, shareholders shall have a subscription right reflecting their respective share of the equity capital, unless the General Meeting decides otherwise.

2.2.3 Each shareholder is entitled to participate in the General Meeting, to take the floor on matters on the agenda and to submit materially relevant questions and proposals.

2.2.4 The chairman of the General Meeting shall ensure that the meeting runs smoothly.

2.3 Invitation to the General Meeting, Proxies

2.3.1 The Board of Managing Directors shall convene the General Meeting at least once a year, giving details of the agenda. A quorum of shareholders is entitled to require that a General Meeting be convened and the agenda extended. The Board of Managing Directors shall not only make available the reports and documents that are required by law for the General Meeting, including the Annual Report, during the meeting itself, but also send them to the shareholders on request.

2.3.2 The bank facilitates the personal exercising of shareholders' rights and also assists the shareholders in the use of proxies. The Board of Managing Directors arranges for the appointment of a representative to exercise shareholders' voting rights in accordance with their instructions.

3 Co-operation between the Board of Managing Directors and the Supervisory Board

3.1 The Board of Managing Directors and the Supervisory Board shall co-operate closely to the benefit of the company.

3.2 The Board of Managing Directors co-ordinates the bank's business strategy with the Supervisory Board and discusses the current state of strategy implementation with the Supervisory Board at regular intervals.

3.3 Pursuant to specific provisions set out in the Articles of Association, by the Supervisory Board and in the German Banking Act (*KWG*), transactions of fundamental importance require the approval of the Supervisory Board. These transactions include decisions or measures which fundamentally alter the company's asset, financial or earnings situation, as well as fundamental credit decisions.

3.4 Providing the Supervisory Board with sufficient information is the joint responsibility of the Board of Managing Directors and the Supervisory Board.

The Board of Managing Directors shall inform the Supervisory Board regularly, without delay and comprehensively, about all issues that are relevant to Essen Hyp with regard to planning, business development, the risk situation and risk management. The Board of Managing Directors reports on deviations of the actual plans from previously formulated targets, indicating the reasons for these deviations.

The Supervisory Board specifies the information and reporting duties of the Board of Managing Directors. The reports of the Board of Managing Directors to the Supervisory Board are, as a rule, to be submitted in writing. Documents required for decision-making such as, in particular, the Annual Financial Statements and the Auditors' Report are, to the extent possible, forwarded to the members of the Supervisory Board in due time prior to the meeting.

3.5 Good corporate governance requires an open dialogue between the Board of Managing Directors and the Supervisory Board, as well as amongst the members within the Board of Managing Directors and the Supervisory Board. The strict observance of confidentiality is of paramount importance for this.

All Board members shall ensure that the staff members they employ also comply with the obligation to maintain confidentiality.

3.6 As necessary, the Supervisory Board meets without the Board of Managing Directors.

3.7 In the event of a takeover bid, the Board of Managing Directors and the Supervisory Board of the bank as the target company must submit a statement of their reasoned position so that the shareholders can make an informed decision on the bid.

After the announcement of a takeover bid, the Board of Managing Directors may not take any actions outside the ordinary course of business that could prevent the success of the bid unless the Board of Managing Directors has been authorized by the General Meeting, or the Supervisory Board has given its approval. In making their decisions, the Board of Managing Directors and the Supervisory Board are obliged to act in the best interests of the shareholders and of the company.

3.8 The members of the Board of Managing Directors and the Supervisory Board shall comply with the rules of proper corporate management. If they violate the due care and diligence of a prudent and conscientious member of the Board of Managing Directors or the Supervisory Board, they are liable to the bank for damages.

The bank has taken out a directors' and officers' liability insurance (D&O insurance) policy for the Board of Managing Directors and the Supervisory Board, placed through the majority shareholder, the Commerzbank Aktiengesellschaft. A suitable deductible has been agreed for both the members of the Board of Managing Directors and the members of the Supervisory Board.

3.9 Pursuant to Section 15 of the German Banking Act (*KWG*) the extension of loans from the company to members of the Board of Managing Directors or the Supervisory Board or their relatives (spouses and children who are still minors) requires the unanimous approval of the Board of Managing Directors, as well as the prior consent of the Supervisory Board.

3.10 The Board of Managing Directors and the Supervisory Board shall report in each year's Annual Report on the company's Corporate Governance. This includes the explanation of possible deviations from the recommendations of the German Corporate Governance Code.

4 The Board of Managing Directors

4.1 Tasks and Responsibilities

4.1.1 The Board of Managing Directors is responsible for independently managing the company. In doing so, it is obliged to act in the company's best interests and undertakes to increase the sustainable value of the company.

4.1.2 The Board of Managing Directors develops the company's strategy, co-ordinates it with the Supervisory Board and ensures its implementation.

4.1.3 The Board of Managing Directors shall ensure that all provisions set out by law are complied with.

4.1.4 The Board of Managing Directors ensures appropriate risk management and risk controlling within the company.

4.2 Composition and Compensation

4.2.1 The Board of Managing Directors is composed of several persons and has a chairman. Rules of procedure, which require the approval of the Supervisory Board, govern co-operation within the Board of Managing Directors. The Board of Managing Directors co-operates on a basis of trust with the bank's other bodies and the employee representatives to the benefit of the company.

4.2.2 The compensation of the members of the Board of Managing Directors is fixed by the Presiding Committee of the Supervisory Board at an appropriate amount, based on a performance assessment. Criteria for determining the appropriateness of the compensation are, in particular, the tasks of the respective Board member, his personal performance, the performance of the Board of Managing Directors as a whole, the economic situation, and the performance and future prospects of the bank, taking into account its competitors.

4.2.3 The overall compensation of the members of the Board of Managing Directors is composed of a fixed salary and variable elements. The variable part of the compensation includes result- and performance-linked components and is based on the achievement of the bank's business success, the results of the business segments for which the respective Board member is responsible, and his individual performance. All compensation components must be appropriate, both individually and in total.

4.2.4 The compensation of the members of the Board of Managing Directors is reported in the Notes to the Annual Accounts, broken down into fixed salary and variable components, each in a single sum.

4.3 Conflicts of Interest

4.3.1 During their employment with Essen Hyp, the members of the Board of Managing Directors are subject to a comprehensive non-competition obligation.

4.3.2 In connection with their work, the members of the Board of Managing Directors and employees may neither demand nor accept from third parties payments or other benefits for themselves or for any other person, nor grant unlawful advantages to third parties.

4.3.3 The members of the Board of Managing Directors are bound by the company's best interests. No member of the Board of Managing Directors will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

4.3.4 Each member of the Board of Managing Directors must disclose conflicts of interest to the Supervisory Board without delay and inform the other members of the Board of Managing Directors. All transactions between the company and the members of the Board of Managing Directors, persons they are closely related to or companies they have a personal association with must meet the standards that are customary in the sector. Important transactions require the approval of the Supervisory Board or the Committee responsible according to the rules of procedure of the Supervisory Board.

4.3.5 Sideline activities of the members of the Board of Managing Directors, especially Supervisory Board mandates outside the company, are subject to the approval of the Supervisory Board.

5 The Supervisory Board

5.1 Tasks and Responsibilities

5.1.1 The task of the Supervisory Board is to provide continuous advice to and to monitor the work of the Board of Managing Directors in the management of the company. The Supervisory Board must be involved in all decisions that are of fundamental importance to the company.

5.1.2 The Supervisory Board appoints and dismisses the members of the Board of Managing Directors. Together with the Board of Managing Directors, the Presiding Committee of the Supervisory Board ensures that there is long-term successor planning. The Supervisory Board has delegated the preparations for the appointment of members to the Board of Managing Directors to the Presiding Committee, which also lays down the conditions of the employment contracts, including compensation.

A re-appointment prior to one year before the end of the appointment period with a simultaneous termination of the current appointment may only take place under special circumstances. For members of the Board of Managing Directors there is a fixed age limit of 65 years.

5.1.3 The Supervisory Board has issued rules of procedure.

5.2 Tasks and Powers of the Chairman of the Supervisory Board

The chairman of the Supervisory Board co-ordinates the work within the Supervisory Board and chairs its meetings.

The chairman of the Supervisory Board also chairs the Presiding Committee which, inter alia, deals with the employment contracts of the members of the Board of Managing Directors.

The chairman of the Supervisory Board maintains close contact with the Board of Managing Directors, and with the chairman in particular, in order to discuss the strategy, business development and risk management of the company. The chairman of the Supervisory Board shall, without delay, be informed by the chairman of the Board of Managing Directors of any events material for the assessment of the company's situation and development, or for the management of the company. The chairman of the Supervisory Board shall then inform the Supervisory Board and, as necessary, convene an extraordinary meeting of the Supervisory Board.

5.3 Formation of Committees

5.3.1 Depending on the specific features of the company and the number of Supervisory Board members, the Supervisory Board has formed a Presiding Committee and a Credit Committee from within itself. These two committees serve to increase the efficiency of the Supervisory Board's work and deal with more complex issues. The chairman of each committee regularly reports to the Supervisory Board on the work of the respective committee.

5.3.2 The rules of procedure of the Supervisory Board provide for committees to make decisions in place of the Supervisory Board. The Presiding Committee prepares Supervisory Board meetings, at which personnel decisions are to be made.

5.3.3 The Supervisory Board can delegate other subjects to be handled by one or several committees. These subjects include the strategy of the company, the compensation of the members of the Board of Managing Directors, investments and financing.

5.4 Composition and Compensation

5.4.1 When submitting proposals for the election of Supervisory Board members, care shall be taken that the Supervisory Board, is, at all times, composed of members who, as a whole, have the required knowledge, ability and expertise to properly complete their tasks and are sufficiently independent. Furthermore, the international activities of the company and potential conflicts of interest are taken into account.

5.4.2 To ensure the Supervisory Board's independent advice and supervision of the Board of Managing Directors, not more than one former member of the Board of Managing Directors shall be a member of the Supervisory Board. Moreover, Supervisory Board members shall not hold directorships or similar positions with main competitors of the bank or provide any advisory services to them.

5.4.3 The members of the Supervisory Board shall ensure that they have sufficient time to perform their mandate. Members of the Board of Managing Directors of a listed company shall not accept more than five Supervisory Board mandates in non-group listed companies.

5.4.4 The election or re-election of all Supervisory Board members takes place at the same time, and as a rule for the longest admissible period of office. Elections to replace members are for the remaining period of office of a member of the Supervisory Board who resigns prematurely, or, if the resigning member's period of office was shorter than the regular period of office in accordance with sentence 1 of this Section, up to the end of the period of office of the other members of the Supervisory Board who have been appointed for the longest admissible period of office.

5.4.5 The compensation of the members of the Supervisory Board is specified in the Articles of Association. It is based upon the responsibilities and tasks of the members of the Supervisory Board, as well as the economic situation and performance of the company. Also taken into account are the holding of a chair or deputy chair position in the Supervisory Board, as well as the chairmanship and membership in any Supervisory Board committee.

The members of the Supervisory Board receive fixed as well as performance-related compensation. The latter is based upon the dividend payments to the bank's shareholders. .

The compensation of the members of the Supervisory Board is reported in the Notes to the Annual Accounts, broken down according to components, each in a single sum. Should, by way of exception, compensation be paid to the members of the Supervisory Board or advantages extended for services provided individually, in particular, advisory or agency services, these payments are shown separately in the Notes to the Annual Accounts.

5.4.6 If a member of the Supervisory Board has taken part in less than half of the meetings of the Supervisory Board in a financial year, this will be noted in the Report of the Supervisory Board.

5.5 Conflicts of Interest

5.5.1 All members of the Supervisory Board are bound to act in the company's best interests. No member of the Supervisory Board will pursue personal interests in his decisions, or use business opportunities intended for Essen Hyp for himself.

5.5.2 Each member of the Supervisory Board shall inform the chairman of the Supervisory Board of any conflicts of interest, especially those which may result from a consultant or directorship position with clients, suppliers, lenders or other business partners. If necessary, the chairman of the Supervisory Board will then have the Presiding Committee discuss the issue. The chairman of the Supervisory Board shall disclose his own conflicts of interest to the Supervisory Board or the Presiding Committee.

5.5.3 Material and not merely temporary conflicts of interest with respect to the person of a Supervisory Board member shall result in the termination of his mandate.

5.5.4 Advisory and other service agreements between a member of the Supervisory Board and the bank require the Supervisory Board's approval.

5.6 Examination of Efficiency

The Supervisory Board shall examine the efficiency of its activities on a regular basis.

6 Transparency

6.1 The Board of Managing Directors shall disclose without delay any new facts within the company's field of activity that are not known publicly if they are likely to substantially influence the price of the company's listed securities, due to their impact on the asset and financial situation or general business development.

6.2 As soon as the company becomes aware of the fact that an individual acquires, sells or by any other means exceeds or falls short of 5, 10, 25, 50 or 75% of the voting rights in the company, the Board of Managing Directors shall disclose this fact without delay.

6.3 The company's treatment of all shareholders in respect of information shall be the same. The company shall also disclose all new facts made known to financial analysts and similar addressees to its shareholders without delay.

6.4 The company shall use suitable communication media, such as the internet, to inform shareholders and investors in a prompt and uniform manner.

6.5 Any information which the company discloses abroad in compliance with applicable capital market law provisions will also be disclosed domestically without delay.

6.6 As part of the bank's regular information policy, the dates of its most important regular publications (including the Annual Report, Interim Reports, General Meeting) are published sufficiently in advance in a 'financial calendar'.

6.7 Any information on the company disclosed by Essen Hyp shall also be published on the bank's website. The website shall have a clear structure.

7.1 Reporting

7.1.1 Third parties receive their information through the Annual Financial Statements. During the financial year, they receive additional information in the form of interim reports that are published at the end of the second and third quarters. The Annual Financial Statements and Interim Reports are prepared according to national legislation, i.e. the provisions set out in the German Commercial Code (*HGB*), which also form the basis for taxation.

7.1.2 The Annual Financial Statements are prepared by the Board of Managing Directors and examined by the auditors and the Supervisory Board. The Annual Financial Statements shall be publicly accessible within 90 days of the end of the financial year; Interim Reports shall be publicly accessible within 45 days of the end of the reporting period.

7.1.3 The company publishes a list of third party companies in which it has a participating interest that is not of minor importance for the company. The trading portfolios of the bank, on which voting rights are not exercised, are disregarded in this context. In accordance with the German Commercial Code (*HGB*) the following information is provided in the bank's Annual Accounts: name and registered office of the company, the amount of the interest, the amount of equity and the operating result of the past financial year.

7.1.4 Notes on the relationships with shareholders who are considered 'related parties' pursuant to the applicable accounting regulations, shall be provided in the Annual Financial Statements.

7.2 Audit of the Annual Financial Statements

7.2.1 Prior to submitting a proposal for election, the Supervisory Board will obtain a statement from the proposed auditor stating whether, and where applicable, which professional, financial and other relationships exist between the auditor and its executive bodies and head auditors on the one hand, and the company and its Board members on the other hand, that could call its independence into question. This statement shall include the extent to which other services were performed for the company in the past year, especially in the field of consultancy, or which are contracted for the following year.

The Supervisory Board agrees with the auditor that the chairman of the Supervisory Board will be informed immediately of any grounds for disqualification or partiality occurring during the audit, unless such grounds are removed immediately.

7.2.2 The Supervisory Board shall commission the auditor to carry out the audit and conclude an agreement on the latter's fee.

7.2.3 The Supervisory Board shall arrange for the auditor to report on all facts and events of importance for the tasks of the Supervisory Board which arise during the performance of the audit.

The Supervisory Board shall arrange for the auditor to inform it and/or note in the Auditors' Report if, during the performance of the audit, the auditor comes across facts which show a misstatement by the Board of Managing Directors and Supervisory Board on the Corporate Governance Code.

7.2.4 The auditor takes part in the Supervisory Board's deliberations on the Annual Financial Statements and reports on the relevant results of the audit. He is available to answer the questions the members of the Supervisory Board may have.

usiness progress of Hypothekenbank in Essen AG

) Successful Years in Retrospect

gures in Euro m, ear-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
laims utstanding:												
ortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822
ublic-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764
onds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,148
ther claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035	5,606
onds and notes ssued:												
ortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703
ublic-sector *fandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477
ther bonds and otes / other abilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,357
ew lending ommitments:												
ortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627	2,517
ublic-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148
onds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016
apital and eserves:												
ubscribed capital nd reserves***)	41	141	157	260	265	311	377	454	426	554	554	584
rofit-sharing capital	0	31	36	54	54	129	187	243	255	279	284	324
ubordinated abilities	0	33	33	130	130	155	189	244	244	298	297	348
alance-sheet otal:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,188
et interest and ommission ncome:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5
eneral operating xpenses:												
ersonnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1
ther administrative xpenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2
epreciation on and alue adjustments to tangible and fixed ssets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2

perating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6
et income for the ear:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2
llocation to evenue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0	0.0
otal distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2	81.2

otes:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

Investor relations

Financial Calendar 2004

Key Dates 2004	
May 2004	Publication of the English version of our 2003 Annual Report
Mid-August 2004	Interim Report as of June 30, 2004
Mid-November 2004	Interim Report as of September 30, 2004

ESSEN HYP



Credit Research

Overview

Public-sector Loans

Breakdown of public-sector cover pool
- by rating
- by borrowers and regions
- by countries
- by risk weighting
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of new lending commitments
- by rating
- by borrowers and regions
- by countries
- by risk weighting

Risk Management

- Risk Report
- Value at risk
- Worst case scenario
- Interest rate risk
- Grundsatz I
- Grundsatz II

Non-cover Loans

Breakdown of non-cover loans (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

Breakdown of new lending commitments (public-sector)
- by rating
- by borrowers
- by countries
- by risk weighting

- **Investment of available funds**

Derivatives

- Counterparty ratings
- Yield curve distribution

Ratings

- Overview of ratings

Code of Conduct

- Outline

Mortgage Loans

Breakdown of mortgage portfolio
- *domestic loans by type of property, region and LTV*
- Foreign loans by type of property, country and LTV
- derivatives serving as cover

Cover pool at market value
- Development/ Stress scenario

- **Surplus cover**

Breakdown of non-cover loans
- Loans with a LTV > 60%

Breakdown of new lending commitments
- domestic loans by type of property, region and LTV
- foreign loans by type of property, country and LTV

Crystal Clear

All figures are updated periodically (see Overview of updates).

Credit Research

Overview of updates

Subject	Update period	Last update
Public-sector loans		
Breakdown of public-sector cover pool		
by rating	monthly	04.2004
by borrowers and regions	monthly	04.2004
by countries	monthly	04.2004
by risk weighting	monthly	04.2004
derivatives serving as cover	monthly	04.2004
Cover pool at market value		
Development/ Stress scenario	monthly	04.2004
Surplus cover	monthly	04.2004
Breakdown of new lending commitments		
by rating	monthly	04.2004
by borrowers and regions	monthly	04.2004
by countries	monthly	04.2004
by risk weighting	monthly	04.2004
Non-cover Loans		
Breakdown of non-cover loans		
by rating	monthly	04.2004
by borrowers and regions	monthly	04.2004
by countries	monthly	04.2004
by risk weighting	monthly	04.2004
Breakdown of new lending commitments		
by rating	monthly	04.2004
by borrowers and regions	monthly	04.2004
by countries	monthly	04.2004
by risk weighting	monthly	04.2004
Investment of available funds	monthly	04.2004
Mortgage Loans		
Breakdown of mortgage portfolio		
domestic loans by type of property, region and LTV	quarterly	03.2004
foreign loans by type of property, country and LTV	quarterly	03.2004
derivatives serving as cover	monthly	04.2004
Cover pool at market value		
Development/ Stress scenario	monthly	04.2004
Surplus cover	monthly	04.2004
Breakdown of non-cover loans		
Loans with a LTV > 60%	monthly	04.2004

Breakdown of new lending commitments		
domestic loans by type of property, region and LTV	quarterly	03.2004
foreign loans by type of property, country and LTV	quarterly	03.2004
Derivatives		
Counterparty ratings	monthly	04.2004
Yield curve distribution	monthly	04.2004
Risk Management		
Value-at-risk	monthly	04.2004
Worst-case scenario	monthly	04.2004
Interest rate risk	monthly	04.2004
Grundsatz I	monthly	04.2004
Grundsatz II	monthly	04.2004

Public-sector loans

Breakdown of cover pool by rating

S & P/ Moody's / Fitch		30.04.2004
Should the rating agencies come to different rating results, the worst rating is taken into account.		
by rating	in Euro m	in %
AAA / Aaa / AAA	16,171	30.85
AA+ / Aa1 / AA+	3,584	6.84
AA / Aa2 / AA	12,412	23.68
AA- / Aa3 / AA-	7,856	14.99
A+ / A1 / A+	1,368	2.61
A / A2/ A	815	1.56
A- / A3 / A-	834	1.59
BBB+ / Baa1 / BBB+	295	0.56
Without rating *	9,075	17.32
Total	52,410	100.00

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	4,249	8.11
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	4,279	8.17
Loans within the EU (Public-sector banks, EU member states, regional governments, cities and municipalities). Loans guaranteed by EU member states and EU institutions.	462	0.88
Others	85	0.16
Total	**9,075**	**17.32**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,410 m

Information as permitted
by banking confidentiality.

30.04.2004

Please click on the different parts of the pie chart for further information.


31.23%
Public-sector banks and saving banks
Foreign Loans
12.41%
8.56%
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities
47.80%
Federal Government of Germany, Federal Goverment's special fund and "Laender"

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	25,057	47.80
Public-sector banks and saving banks	16,366	31.23
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	4,485	8.56
Foreign Loans	6,502	12.41
Total	**52,410**	**100.00**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,410 m

Information as permitted by banking confidentiality. **30.04.2004**

Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	3,810
Federal Government's Special Fund	1,202
Laender (individual German Federal States)	20,045
Total	**25,057**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,410 m

Information as permitted by banking confidentiality.	**30.04.2004**
Public-sector banks and savings banks	in Euro m
Public-sector banks	12,040
Savings banks in	in Euro m
Baden-Wuerttemberg	801
Bavaria	89
Bremen	10
Hamburg	20
Hesse	53
Lower Saxony	420
North Rhine-Westphalia	2,413
Rhineland-Palatinate	0
Saarland	5
Schleswig-Holstein	481
Mortgage loans guaranteed by the public-sector	34
Total	**16,366**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,410 m

Information as permitted by banking confidentiality.	**30.04.2004**
Cities, municipalities, non-profit organizationsand loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	238
Bavaria	371
Berlin	8
Brandenburg	9
Bremen	132
Hamburg	374
Hesse	217
Lower Saxony	672
Mecklenburg-Western Pomerania	35
North Rhine-Westphalia	1,728
Rhineland-Palatinate	167
Saarland	107
Saxony	2
Saxony-Anhalt	1
Schleswig-Holstein	416
Thuringia	8
Total	**4,485**

Public-sector loans

Breakdown of cover pool by borrowers and regions

Cover fund total: Euro 52,410 m

Information as permitted by banking confidentiality.	**30.04.2004**
Loans within EU	in Euro m
Public-sector banks in EU member states	873
EU member states	1,637
EU regional governments	1,008
EU member states, cities and municipalities	36
Loans guaranteed by EU member states	822
EU institutions	127
Subtotal	4,503
Other Foreign Loans	in Euro m
Public-sector banks	301
States	1,000
Regional governments	419
cities and municipalities	19
Loans guaranteed by foreign states	260
Subtotal	1,999
Total	**6,502**

Public-sector loans

Breakdown of cover pool by countries

		30.04.2004
by countries	in Euro m	in %
Austria	896	1.71
Belgium	301	0.57
Canada	404	0.77
EU Institutions	127	0.24
Finland	51	0.10
France	510	0.97
Germany	45,908	87.61
Great Britain	26	0.05
Greece	850	1.63
Hungary	598	1.14
Iceland	154	0.29
Italy	327	0.62
Poland	262	0.50
Portugal	405	0.77
Slovak Republic	32	0.06
Spain	760	1.45
Sweden	112	0.21
The Netherlands	8	0.02
The United States	301	0.57
Others	378	0.72
Total	**52,410**	**100.00**

Public-sector loans

Breakdown of cover pool by risk weighting

		30.04.2004
Risk weighting	in Euro m	in %
0%	33,383	63.69
10%	6,713	12.81
20%	12,314	23.50
100%	0	0.00
Total	**52,410**	**100.00**

Public-sector loans

Public-sector cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
30/04/2004	111.52	-1.34
31/03/2004	111.52	-0.76
29/02/2004	111.52	0.64
31/01/2004	111.52	-0.43
31/12/2003	111.52	-0.79
30/11/2003	111.52	-1.61
31/10/2003	111.52	-1.44
30/09/2003	111.52	-2.24
31/08/2003	111.52	-2.40
31/07/2003	111.52	-1.74
30/06/2003	111.52	-1.34
31/05/2003	111.52	-3.13
30/04/2003	111.52	-4.37
31/03/2003	111.52	-7.23
28/02/2002	111.52	-8.22
31/01/2003	111.52	-7.86

ıblic-Sector loans - Cover pool at market value

velopment / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (Public-Sector *Pfandbrief*)	Market value (Public-Sector *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
ı.04.2004	55,419.11	52,287.79	58,550.43	51,409.77	50,098.10	52,721.45	2,189.70	4,009.34	5,828.98
..03.2004	55,510.38	52,292.84	58,727.92	51,343.85	49,997.40	52,690.30	2,295.44	4,166.53	6,037.62
ı.02.2004	54,874.74	51,682.98	58,066.55	51,076.17	49,809.66	52,389.40	1,860.83	3,768.96	5,677.10
..01.2004	54,366.68	51,205.62	57,467.74	51,077.12	49,798.33	52,355.90	1,407.29	3,259.57	5,111.84
..12.2003	53,737.11	50,651.13	56,823.09	51,052.70	49,811.30	52,294.10	839.83	2,684.41	4,528.99
).11.2003	53,823.73	50,735.86	56,911.60	51,076.17	49,809.66	52,342.68	926.19	2,747.56	4,568.92
..10.2003	53,542.66	50,471.51	56,613.81	50,990.77	49,694.19	52,287.35	777.32	2,551.89	4,326.46
).09.2003	54,999.09	51,949.68	58,048.49	52,094.52	50,766.11	53,422.93	1,183.57	2,904.57	4,625.57
l.08.2003	52,606.36	49,615.34	55,597.39	49,586.24	48,338.07	50,834.41	1,277.27	3,020.13	4,762.98
l.07.2003	52,267.19	49,291.09	55,243.28	49,630.44	48,358.18	50,902.70	932.91	2,636.75	4,340.58
).06.2003	52,312.55	49,397.38	55,227.72	49,346.56	48,239.43	50,453.69	1,157.95	2,965.99	4,774.03
l.05.2003	53,515.39	50,480.00	56,550.78	50,325.66	49,052.81	51,598.50	1,427.19	3,189.73	4,952.28
).04.2003	52,419.59	49,374.62	55,464.56	49,989.44	48,860.91	51,117.97	513.71	2,430.15	4,346,59
l.03.2003	53,421.36	50,360.36	56,482.35	50,156.69	48,869.78	51,443.59	1,490.58	3,264.67	5,038.76
3.02.2003	53,739.77	50,724.32	56,755.22	50,410.17	49,083.55	51,736.79	1,640.77	3,329.59	5,018.42
l.01.2003	53,959.98	50,917.07	57,002.89	50,445.44	49,148.05	51,742.83	1,769.02	3,514.55	5,260.06

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Public-sector loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Public-sector *Pfandbriefe* outstanding	Cover	Surplus cover	in %	Bonds and loans not yet serving as cover *	in %	Total in %
30/04/2004	50,595.48	52,409.61	1,814.13	3.6	593.37	1.2	4.8
31/03/2004	50,105.46	51,723.48	1,618.02	3.2	616.30	1.2	4.4
29/02/2004	49,978.24	51,322.38	1,344.14	2.7	340.17	0.7	3.4
31/01/2004	50,215.02	51,259.87	1,044.85	2.1	115.20	0.2	2.3
31/12/2003	50,182.81	50,821.11	638.30	1.3	256.37	0.5	1.8
30/11/2003	50,378.42	51,173.12	794.70	1.6	411.84	0.8	2.4
31/10/2003	50,151.37	50,693.46	542.09	1.1	475.60	0.9	2.0
30/09/2003	50,787.81	51,390.95	603.14	1.2	355.70	0.7	1.9
31/08/2003	48,592.09	49,452.45	860.36	1.8	302.30	0.6	2.4
31/07/2003	48,349.97	48,897.85	547.88	1.1	141.44	0.3	1.4
30/06/2003	47,607.68	48,259.63	651.95	1.4	465.20	1.0	2.4
31/05/2003	48,486.93	48,851.54	364.61	0.8	267.40	0.6	1.4
30/04/2003	48,701.46	49,141.17	439.71	0.9	142.90	0.3	1.2
31/03/2003	48,786.06	49,884.93	1,098.87	2.3	188.40	0.4	2.7
28/02/2003	48,817.68	50,043.07	1,225.39	2.5	215.30	0.4	3.0
31/01/2003	49,152.92	50,365.79	1,212.87	2.5	219.00	0.4	2.9

* For technical reasons (e.g. due to the absence of certificates).
These bonds and loans are usually included in the cover pool within a few weeks.

Public-sector loans - Breakdown of new lending commitments

by rating

S & P/ Moody's / Fitch 30.04.2004

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	815	23.55
AA+ / Aa1 / AA+	301	8.70
AA / Aa2 / AA	1,165	33.66
AA- / Aa3 / AA-	424	12.25
A+ / A1 / A+	174	5.03
A / A2/ A	8	0.23
Without rating *	574	16.58
Total	3,461	100.00

* - Without rating	in Euro m	in %
Public-sector banks and saving banks	438	12.65
Cities, municipalities, profit organizations and loans guaranteed by municipal authorities	80	2.31
Others	56	1.62
Total	**574**	**16.58**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality.

30.04.2004

Please click on the different parts of the pie chart for further information.


Public-sector banks
and saving banks
Loans within the EU
41.69%
12.48%
2.31%
Cities, municipalities,
non-profit
organizations and
loans guaranteed by
municipal authorities
43.52%
Federal Government of Germany,
Federal Goverment's special
fund and "Laender"

by borrowers	in Euro m	in %
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	1,506	43.52
Public-sector banks and saving banks	1,443	41.69
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities	80	2.31
Foreign Loans	432	12.48
Total	**3,461**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	30.04.2004
Federal Government of Germany, Federal Goverment's special fund and "Laender" (individual German Federal States)	in Euro m
Federal Government of Germany	25
Federal Government's Special Fund	0
Laender (individual German Federal States)	1,481
Total	**1,506**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **30.04.2004**

Public-sector banks, Private banks and savings banks	in Euro m
Public-sector banks and Private banks	1,065

Savings banks in	in Euro m
Baden-Wuerttemberg	53
Bavaria	0
Hesse	0
Lower Saxony	0
North Rhine-Westphalia	240
Schleswig-Holstein	85
Total	**1,443**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted by banking confidentiality.	**30.04.2004**
Cities, municipalities, non-profit organizations and loans guaranteed by municipal authorities in	in Euro m
Baden-Wuerttemberg	0
Bavaria	0
Berlin	0
Brandenburg	0
Bremen	0
Hamburg	50
Hesse	0
Lower Saxony	1
Mecklenburg-Western Pomerania	10
North Rhine-Westphalia	19
Rhineland-Palatinate	0
Saarland	0
Saxony	0
Saxony-Anhalt	0
Schleswig-Holstein	0
Thuringia	0
Total	**80**

Public-sector loans - Breakdown of new lending commitments

by borrowers and regions

Information as permitted
by banking confidentiality. **30.04.2004**

Loans within EU	in Euro m
Public-sector banks in EU member states	10
EU member states	60
EU regional governments	0
EU member states, cities and municipalities	0
Loans guaranteed by EU member states	0
EU institutions	0
Subtotal	70

Other Foreign Loans	in Euro m
States	48
Regional governments	182
Foreign member states, cities and municipalities	23
Loans guaranteed by foreign states	109
Subtotal	362
Total	**432**

Public-sector loans - Breakdown of new lending commitments

by countries

		30.04.2004
by countries	in Euro m	in %
Austria	10	0.29
Canada	86	2.48
Germany	3,030	87.56
Iceland	88	2.54
Portugal	60	1.73
The United States	170	4.91
Others	17	0.49
Total	**3,461**	**100.00**

Public-sector loans - Breakdown of new lending commitments

by risk weighting

Risk weighting	in Euro m	in %
		30.04.2004
0%	1,780	51.44
10%	357	10.31
20%	1,324	38.25
Total	**3,461**	**100.00**

Credit Research

Risk Report

Risk monitoring systems

Hypothekenbank in Essen AG aims not only to protect its corporate value, but also to increase it within an existing risk limitation framework. This requires us to continuously develop our internal organization and to optimize our models and procedures in order to identify, quantify and handle potential risks. This is the only way to ensure their transparency and manageability. The information which we receive from our comprehensive risk management system not only forms the basis for our strategic decisions, but also enables us to recognize new opportunities.

Whereas, on the one hand, the management of Hypothekenbank in Essen AG must ensure a responsible business strategy that focuses on creating added value, it must also install effective control mechanisms. The business activities of mortgage banks as specialist banks are subject to certain legal constraints set out in the German Mortgage Bank Act (HBG) and relative directives issued by the Federal Financial Supervisory Authority (BaFin). Compliance with these regulations, as well as the obligation to meet the ever increasing requirements of market participants, necessitates the efficient handling of risks and are, as such, characteristic of a modern mortgage bank's image. Due to the far-reaching internationalization, market transparency and product diversity, business transactions have become ever more demanding and complex. In this context not only market, liquidity, credit and counterparty risks but also operational risks are of major importance.

Essen Hyp defines the term 'risk' as a possible loss resulting from unexpected changes, which might lead to adverse deviations from the bank's projected asset development and its financial and earnings performance. Appropriate forecast periods have been assumed for each type of risk.

- Market risks hold the danger of losses resulting from adverse changes in prices or price-influencing parameters. Here, interest rate risks are by far the most important risk category for Essen Hyp. Establishing the total of possible overnight losses constitutes the main aspect of our risk analysis. We also determine the exposure to losses for longer holding periods. Currency risks are ruled out by specific hedging transactions.

- Liquidity risks hold the danger that, in the case of illiquid markets, contractual payment obligations cannot be met in a timely manner or even at all, or that due to market disturbances or an insufficient market depth, deals either cannot be wound up, or if so only with losses.

- Credit and counterparty risks consist in the partial or total failure of any of our business partners to fulfill their obligations under a legally binding contract.

- In accordance with Basel II, Essen Hyp defines operational risks as the danger of losses resulting from inadequate or defective internal processes and systems, human or technical failures, or from external events. Legal risks resulting from the legal framework, legal actions or contracts are also included in our understanding of operational risks.

Risk management under two different accounting standards. So far Hypothekenbank in Essen AG has prepared its annual accounts and financial statements in accordance with the provisions of the German Commercial Code (HGB). However, given that the consolidated accounts of the Commerzbank AG are now being compiled in accordance with the International Accounting Standards/International Financing Reporting Standards (IAS/IFRS), Essen Hyp was required to introduce IAS/IFRS as an additional accounting system. As a non-trading book institution, Essen Hyp primarily manages its interest rate positions at a macro level. However, risk management under IAS/IFRS focuses much more on market values. Thus, derivatives and loans not originated by the bank are reported at market value due to the fact that the Commerzbank Group does not make use of the category 'held to maturity'.

Whether or not changes in the market value affect the bank's net income depends on their classification on the balance sheet. Due to this partial reporting at market value (the so-called 'mixed model') we were required to split our interest rate book into different portfolios for corporate management purposes. This enables us to

performance under IAS/IFRS on a daily basis in order to show the potential effects of asset and liability management measures.

Management of market and liquidity risks

Management of interest rate, liquidity and currency risks	Treasury Department Corporate Management Department
Risk measurement and reporting, development of uniform methods and procedures	Controlling Department
Monitoring of the fair market value of concluded transactions and compliance with credit limits	Market Conformity Checking Section
Risk reporting	Controlling Department Market Conformity Checking Section

Management of credit and counterparty risks

Public-sector borrowers and credit institutions governed by private law	Treasury Department Notifying and Credit Research Department
Individual customers (mortgage loans)	Property Financing Department – Transaction Management, Notifying and Credit Research Department
Credit quality research (public-sector lending)	Credit Research Division within the Notifying and Credit Research Department
Credit quality research (mortgage lending)	Property Financing Department – Transaction Management, Notifying and Credit Research Department
Monitoring of compliance with credit limits	Market Conformity Checking Section Notifying and Credit Research Department
Non-performing mortgage loans	Mortgage Lending Risk Management Department Legal Department, Foreclosure Department
Proposals for an appropriate risk provision for non-performing mortgage loans	Property Financing Department – Transaction Management, Mortgage Lending Risk Management Department, Foreclosure Department
Risk reporting	Corporate Management Department Notifying and Credit Research Department Mortgage Lending Risk Management Department

Management of operational risks

Introduction of new products	'New products' Group
Legal risks	Legal Department; as necessary external lawyers
Modification of the legal framework	Project team comprising employees from the organizational units concerned
Human resources	Personnel Department
Structural and procedural organization	Organization Department together with the organizational unit(s) concerned
Data processing risks	EDP/IT Department
Equipment and infrastructure	Organization Department
Internal controlling	Internal Audit Department

Risk management structure – Tasks and responsibilities. The risk management policies of Essen Hyp have been decided by the Board of Managing Directors in accordance with the Group's guidelines. These policies form the basis of our bank's risk management and control system.

The following table shows the allocation of the most important tasks relating to risk control and risk management to the responsible organizational units.

Risk acceptance. Up to the end of the first quarter of the period under review the acceptance of risks was the

responsibility of the relevant back office/transaction management function in order to ensure a credit risk management that is independent of market developments.

Risk monitoring

Market risks – Value at risk (VaR). The data required for risk measurement is taken from the gap report, which is updated by the Controlling Department on a daily basis and which indicates the mismatches per quarter. The risks deriving from gap positions in the case of interest rate fluctuations, are measured and quantified on mark-to-market key figures. The arbitrage-free zero-coupon discount factors used for this purpose are calculated daily. These calculations are made on the basis of a yield curve composed of the current public-sector Pfandbrief yields and interest swap rates. With the help of these discount factors, the accruing cash flows from interest and principal payments are discounted and summarized into a key figure. As a next step the unchanged cash flows are discounted by new discount factors, calculated from a simulated market price change and a holding period of one business day. This simulation is carried out by applying the historical yields of the past 255 trading days. The calculated 254 market scenarios form the basis for the respective revaluation of the current portfolio and the calculation of the differences between the individual market values. The corresponding maximum change in the interest rate book's value is then calculated on the basis of a confidence level of 97.5%. The VaR of the entire interest rate book describes the bank's aggregate market risk.

The efficiency and reliability of this method is permanently monitored with the help of back-testing procedures, i.e. the projected VaR is compared to the actual market value changes on a daily basis. Any outliers, i.e. market value changes outside the forecast interval, are identified by using a onesided confidence interval, which covers both positive and negative changes in value.

In 2003, we observed nine outliers when using a 97.5% confidence level. These outliers were mostly due to rather extreme market movements triggered by the Iraq conflict. In order to limit losses exceeding the confidence level of 97.5%, another upper limit for losses has been fixed, taking into account worst case scenarios. The potential for such losses is also calculated daily.

The worst case scenario is set up in such a way that the maximal overnight changes in interest rates for each key point on the yield curve are determined on a stand-alone basis and for a period of 10 years. These uncorrelated figures are then applied to the current yield curve by means of a yield curve shift. The Board of Managing Directors, in co-operation with the Supervisory Board and the Commerzbank AG, fixes limits for the VaR, as well as for worst case scenarios. These limits have to be complied with at all times. The VaR utilization of the authorized limit came to 59.2% as of December 31, 2003 and to 70.4% on an annual average. The utilization of the limit for worst case scenarios stood at 42.1% on the balance sheet date, while the annual average was 53.9%.

In addition to this, we simulate various stress test scenarios in order to be in a position to better assess and limit possible losses arising from extreme market movements, which are generally not appropriately represented by VaR models. Thus stress testing represents a suitable complement to the VaR analyses which use historical simulation.

Apart from the calculation of the VaR and the possibilities for simulations based upon user-defined parameters, the underlying portfolio can be adjusted by simulating the impact of changed interest rate curves, as well as the effects of planned new lending operations close to their point in time. For its VaR, market value and interest rate risk calculations, Essen Hyp uses the well-established ATLAS software, as well as other valuation tools developed within the bank.

Value at risk on a daily basis and on an annual average of the authorized limit in 2003 in %


100
90
80
70
60
50
40
30
20
Jan
Feb
March
April
May
June
July
Aug
Sep
Oct
Nov
Dec

Utilization of the authorized limit under the 'traffic light system' on a daily basis and on an annual average in % (since March 1, 2001)


25
20
15
10
5
0
2001
2002
2003
Upper limit
Utilization
Annual average

'Traffic light system'. Pursuant to the requirements set out by the Federal Financial Supervisory Authority (BaFin), Essen Hyp also calculates the potential market value loss of the whole portfolio in the case of a general interest rate increase of 1 basis point and 100 basis points from one business day to another. These calculations are carried out for all maturities, taking into account certain predefined breakpoints (the so-called 'traffic light system'). This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100 basis points, not exceed a certain limit in proportion to the liable capital. This limit is fixed by the BaFin.

These figures are calculated on a daily basis. In 2003 the average limit utilization within this 'traffic light system' came to 13.8%, while, on the balance sheet date, it stood at 9.3%. We not only report this data to the rating agencies Moody's, Standard & Poor's and FitchRatings, but also publish it on our website in an aggregate form and on a regular basis in order to provide investors with an insight into the level of interest rate risk incurred by the bank.

Internal reporting. On each business day, the Board of Managing Directors, as well as the Head of Treasury and the Head of Corporate Management, are provided with information on the development of the gap report's market value, the VaR level, the utilization of the different risk limits and the level of interest rate risk calculated with the help of the 'traffic light system'. Moreover, the market values of our public-sector and mortgage Pfandbriefe and their respective cover pools, as well as the changes in value under predefined stress scenarios, are calculated and reported.

Furthermore, the Head of Treasury reports on the bank's short-term and long-term liquidity situation in the course of the weekly meetings of the Board of Managing Directors.

As a part of our corporate management activities, our Asset Liability Committee (ALCO) meets on a weekly basis. This Committee deals with and, within the scope of its competencies, decides on the bank's interest rate positions, the development of key figures as regards earnings and risk exposure, and reporting requirements. The ALCO is composed of the member of the Board of Managing Directors who is responsible for the Treasury Department (or his deputy), the heads of all operational and back-office units, and the heads of the Controlling and Research Department. The Chairman of the Committee reports on the decisions and recommendations of the ALCO in the course of the weekly Board meetings.

On a monthly basis the Board of Managing Directors receives several detailed reports from the individual departments and sections. For instance, the report prepared by the Controlling Department, provides, inter alia, information on the transactions effected in the previous month and the development of the market value. Furthermore, this report contains an overview of the pending forward transactions, including options and repurchase agreements. The monthly report prepared by the Accounting and Taxes Department provides information on the development of the balance sheet and profit and loss account in accordance with the provisions of both the German Commercial Code (HGB) and IAS/IFRS. The monthly report submitted by the Settlements Department includes, amongst other things, information on the structure of the bank's loan portfolios. The Notifying and Credit Research Department provides information about the ratings of our borrowers, including, if applicable, information on changes in the assessment of their credit quality. And, finally, the Market Conformity Checking Section reports on its assessment of the market conformity of the transactions entered into. Within the framework of implementing the Minimum Requirements for Lending Operations (MaK) we have set up the necessary internal procedures to draw up quarterly reports in accordance with these requirements. These quarterly reports are based on the monthly reports referred to above. The first quarterly report which covered the third quarter of 2003 was completed in February 2004.

Credit and counterparty risks

Public-sector loans and securities issued by other borrowers. With a percentage of 80.8% of our total assets, public-sector loans and loans to credit institutions governed by private law and to other borrowers constitute the core business of Essen Hyp in accordance with the bank's overall business strategy. As of December 31, 2003, the volume of this portfolio came to €59.9bn, including pro-rata interest of €1.3bn.

The high quality of our public-sector cover assets, amounting to €50.8bn as of December 31, 2003, is reflected on the one hand by the low average risk weighting pursuant to the BIS standards and, on the other hand, by the external ratings of the leading international rating agencies. In terms of the BIS standards, 61.9% of these assets are classified at a risk weighting of 0%, 14.6% at 10% and 23.5% at 20%. A breakdown of the loan portfolio by rating reveals that 30.6% of the assets have been awarded a triple A, 45.7% a double A, 5.3% a single A and 0.6% a triple B. Those assets which were not rated by an external rating agency, i.e. 17.8 % of the total loan volume, include loans to credit institutions governed by public law (41.6%) and national and international public-sector bodies (58.4%), whose excellent credit quality was confirmed by our internal credit quality analysis. The composition of our loan portfolio which is held in trust by a trustee in order to serve as cover for our public-sector Pfandbriefe, can be seen on our website. This site is updated monthly and provides investors with information on the structure and quality of our cover pool, while complying with banking secrecy provisions.

As a basic principle, an investment grade rating is the prerequisite for the granting of loans to foreign public-sector bodies, as well as to credit institutions governed by private law and other borrowers. Our non-cover transactions (excluding derivatives) with these counterparties amounted to €4.3bn as of December 31, 2003. While 0.2% of these counterparties were rated triple A, 22.4% were rated double A, 69.7% single A and 4.3% triple B. Loans totaling less than €0.2bn were not rated by an external rating agency. The breakdown of our non-cover loans under different criteria is also published in detail on our website. These figures are updated periodically.

Hypothekenbank in Essen AG rigorously complies with the 'gentlemen's agreement' concluded between the member institutions of the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BaFin). This agreement stipulates that new commitments that are not eligible for cover may only be entered into if the respective counterparty has a minimum rating of A-/A3 by an external rating agency or a comparable internal rating. The total volume of loans whose rating is downgraded to a level below the minimum

rating of A-/A3 during their term, is limited to one time the bank's liable own capital.

Ratings of our cover assets	**as of Dec 31, 2003**	
Standard & Poor`s / Moody`s / Fitch	in € m	in %
AAA / Aaa / AAA	15,550	30.60
AA+ / Aa1 / AA+	3,572	7.03
AA / Aa2 / AA	11,706	23.03
AA- / Aa3 / AA-	7,943	15.63
A+ / A1 / A+	1,001	1.97
A / A2 / A	885	1.74
A- / A3 / A-	834	1.64
BBB+ / Baa1 / BBB+	262	0.52
BBB- / Baa2 / BBB-	32	0.06
Not rated	9,036	17.78
Total	**50,821**	**100.00**

Country risks. In order to co-ordinate all questions concerning country risks and to implement appropriate measures, Essen Hyp makes use of the Commerzbank Group's know-how. Risk limits are fixed on the basis of internal and external credit quality assessments and in close co-operation with our supervisory bodies, also taking into account the total credit exposure of the Commerzbank Group.

The bank granted loans totaling €1.2bn, in the form of securities that are listed on European stock markets, to EU candidate countries which will become EU members on May 1, 2004. These securities have an average maturity of nine and a maximum maturity of ten years. Essen Hyp did not place any investments in emerging market countries.

Derivatives. Essen Hyp reduces counterparty risk by applying bilateral outline agreements, most of which include netting arrangements. Again, as far as these agreements are concerned, uniform contractual regulations are in place within the Group. The structure of our derivative portfolio, broken down by counterparty rating, can be seen in the following table (see also p. 86 of the Notes on the Bank's Annual Accounts).

Counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Triple A	60	447	4,930	5,437
Double A	4,530	26,600	16,815	47,945
Single A	10,655	50,086	35,194	95,935
not rated	5,195	39,543	23,737	68,475
Total	**20,440**	**116,676**	**80,676**	**217,792**

To a certain extent the entries of our non-rated counterparties relate to German subsidiaries of foreign credit institutions with a good rating. In the table below we have, in most cases, notionally attributed the ratings of these foreign credit institutions to the respective counterparties as an 'implicit rating'.

Implicit counterparty ratings	**in € m/remaining time to maturity**			
Rating	< 1 year	1-5 years	> 5 years	Total
Single A	5,195	39,474	23,512	68,181
not rated	0	69	225	294
Total	**5,195**	**39,543**	**23,737**	**68,475**

Currently no interest rate derivatives for a collateralization at market value. The 4th Financial Market Promotion Act (Finanzmarktförderungsgesetz), which took effect in 2002, and the related amendments to the German Mortgage Bank Act (HBG) permit the inclusion of derivatives in the cover pool. The reason for this is that a match between the nominal value of the outstanding Pfandbriefe and the nominal value of the cover assets, as is currently required by law, does not take into account changes in value resulting from interest rate fluctuations. It is intended to eliminate these interest rate risks by stipulating that maintaining a present-value surplus cover is a prerequisite for issuing Pfandbriefe. Present-value surplus cover means that the market value of the cover assets must, at all times, exceed the market value of the Pfandbriefe outstanding. Currency swap transactions, which have been entered into prior to the implementation of the 4th Financial Market Promotion Act for the purpose of eliminating currency risks relating to foreign-currency loans in the cover pool, have been included in our market-value cover pool at their market value as of December 31, 2003 (€-9m).

However, Hypothekenbank in Essen AG currently has no reason to include interest rate derivatives in its cover pool. The market value of our cover assets has always exceeded the market value of our public-sector Pfandbriefe outstanding. The relevant reports are made available to the rating agencies on a quarterly basis. In addition to this, market values and market value changes are published on our website. Nevertheless, we entered into negotiations with our derivative counterparties in order to be able to include derivatives in our cover pool with their consent should this turn out to be necessary.

Risks relating to mortgage lending

The assessment of credit risks relating to mortgage lending is the responsibility of the Property Financing Department, and, in particular, the Transaction Management Section. Further assistance is provided by the Mortgage Lending Risk Management Department, and by our subsidiaries, Essen Hyp Immobilien GmbH and Immobilien Expertise GmbH. The responsibilities and competencies with regard to the granting of loans are clearly and unambiguously defined in organization instructions, which are available to our staff in electronic form. As far as the granting of small residential loans is concerned, Essen Hyp makes use of an adequate customer and property scoring system, which is also applied when co-operating within the Group. However, in view of the implementation of Basel II, we will revise this system in close co-ordination with our parent company, the Commerzbank AG, in order to obtain a scoring system for the assessment of small residential loans and the borrowers' credit quality, which is in line with the new requirements on internal ratings. When granting loans that are not classified as small residential loans, Essen Hyp not only attaches particular importance to the borrower's credit standing but, above all, to the valuation of the property concerned (including the determination of the lending value (Beleihungswert) in accordance with the German Mortgage Bank Act (HBG)), which is carried out by the certified valuers of our subsidiary Immobilien Expertise GmbH. The sustainable income from the charged property after deduction of the non-recoverable operating expenses must at all times exceed the interest and principal payments due to our bank. Essen Hyp drew up specific guidelines for both domestic and international property financing, which were approved by the Credit Committee of the Supervisory Board. These guidelines stipulate, amongst other things, the minimum debt service cover (DSC) ratios, and they also include a list of property types which are currently not eligible as security for mortgage loans or for which a loan can only be granted if certain conditions are met.

For the timely recognition of credit risks, we established an early warning system which enables us to plot latent risks in a more efficient way, taking into account potential risk factors, such as interrupted performance, an adverse development of the sector, risks of rent losses or adverse impacts on the quality of the property location. The processing of loans in default or other loans showing performance interruptions (and thus bearing a certain risk potential) has been restructured in accordance with the Minimum Requirements for Lending Operations (MaK). As in the previous years, we have permanently monitored the risks inherent in our stakes in large-volume property portfolios, and especially those in the East German Federal States. In this context a number of risk-mitigating measures were taken, such as requiring additional security, restructuring certain commitments, and, finally, ensuring an adequate provision for possible loan losses in accordance with the strict standards of Hypothekenbank in Essen AG.

Prior to each of its periodical Committee meetings, the Credit Committee of the Supervisory Board is informed about the progress of non-performing loans exceeding a certain amount and about the structure of our mortgage loan portfolio.

Internal ratings

The changes in the regulatory framework governing credit risks and their capital backing as set out in the Basel II requirements, as well as the provisions regarding loan administration procedures laid down in the Minimum

Requirements for Lending Operations (MaK), make great demands on all German banks. This is why Essen Hyp pushed the development of suitable methods for calculating the minimum capital requirements and for measuring risks in accordance with the internal rating based (IRB) approach for both public-sector and mortgage lending in 2003. This was done in close co-operation with our parent company, the Commerzbank AG. Furthermore, we participated in two joint projects on loss given default (LGD) grading and probability of default (PD) rating. These projects aim at optimizing the elements which are required to obtain a PD rating that satisfies the Basel II requirements, and at developing the related rating tools while taking into account the special characteristics of German mortgage banks.

The LGD project for mortgage lending operations focuses on developing a rating tool which calculates the loss rate for each individual loan after the occurrence of an event of default and the subsequent liquidation of the loan security. This calculation takes into account general criteria which apply to all member institutions of the Association of German Mortgage Banks (VDH), such as the recovery rate or the duration of the liquidation process, as well as individual parameters specific to each bank, such as recovery costs or the period of time between default and liquidation. Each participating bank is thus in a position to individually calculate the loss given default (LGD) for any mortgage loan on the basis of the relevant loan security. Upon completion of the project we received another tool for calculating our capital requirements, the LGD component. The first version of this LGD component has already been incorporated in our internal EDP systems. Final testing, the implementation of subprojects and the inclusion of complementary data are planned for the business year 2004. It is worth mentioning in this context that, in 2003, Essen Hyp and several other VDH members entered into a legally binding agreement to continue the LGD project. This includes, in particular, refining the calculation tools described above and evaluating the data provided by the participating banks. The project is managed by the Hyp Real Estate Rating Services GmbH, a wholly owned subsidiary of the Association of German Mortgage Banks (VDH). Upon the full integration of the LGD grading into our internal EDP systems
in 2004 we will be able to systematically calculate the LGD - and thus to internally measure the loss in an event of default - in accordance with the advanced IRB approach.

The negotiations on the joint project 'PD rating for commercial properties', entered into with the publishing house Bank Verlag Köln, the RES Consult GmbH Leipzig (a company owned by the University of Leipzig) and the Department of Statistics of the University of Regensburg, were successfully concluded in mid-2003. Based upon the know-how of the six participating banks as regards property financing, a PD prototype with certain rating functions has been developed and made available to the individual banks. Later on, this prototype will be replaced by the final rating tool, which has yet to be developed in full. Using this tool, we are in a position to measure the probability of default for each loan that is allocated to one of the internal rating categories. The time horizon applied is one year. As soon as this rating procedure is applied by all banks involved in the project, they will be in a position to calculate the probability of default of each borrower on the basis of the available data and in accordance with the Basel II requirements. The quantity and quality of the available data plays a key role in ensuring reliable PD ratings. The banks involved in the PD rating project have committed themselves to continuously providing suitable data, which then forms the basis for an adequate calibration and validation. In the framework of implementing the new IRB requirements, and in accordance with the Minimum Requirements for Lending Operations (MaK), Essen Hyp has started to carry out the first practical rating analyses using the new PD tool.

Once the rating components described above have been implemented, our bank will satisfy all requirements that have to be met in order to set up an individual risk classification. We will thus be eligible to adopt the advanced internal ratings approach under Basel II for deriving our capital requirements and for pricing purposes. As before, Essen Hyp will develop its PD rating system for mortgage loans for in close co-operation with the Commerzbank AG.

Provision for possible loan losses

Through the formation of individual and, in the case of latent credit risks, of general risk provisions, the discernible risks of the lending business are adequately taken into account. Until now there has been no need for individual value adjustments or provisions in respect of our lending business with public-sector borrowers or entities governed by public law.

Based upon thorough analyses, our Property Financing Department continually gauges which risk provisioning measures need to be taken in order to ensure the quality of the bank's planning.

Liquidity risks

The bank's liquidity management is the responsibility of our Treasury Department. It is based upon the daily listing of all payment flows. An adequate assessment of the liquidity situation requires that the public-sector, corporate and bank bonds held as assets are extremely liquid. This ensures that they can be disposed of or sold under agreements to repurchase at short notice – within the scope of nominal overcollateralization – should the need for liquidity arise. The bank calculates its liquidity risk by showing the volume of mismatches in a capital outflow account and then determining the ratio between these mismatches and the existing short-term funding limits, plus liquidity reserves. Our liquidity positions are additionally managed pursuant to the Grundsatz II requirements concerning the adequacy of a credit institution's liquidity provision. Our bank's liquidity ratio calculated according to Grundsatz II was 1.21 at the end of the year (minimum ratio required by law: 1.0).

Operational risks

In anticipation of the Basel II requirements concerning risk management and the monitoring of operational risks, Essen Hyp categorized all relevant risks according to their nature as early as in 2001. As a result, our bank not only meets the Basel II criteria, but also complies with the risk categorization that is applied within the Commerzbank Group as a whole. Accordingly, existing or potential risks in the individual departments and sections are identified by means of a self assessment in which most of our employees participate.

Development of our liquidity ratio in accordance with Grundsatz II


2.5
2
1.5
1
0.5
0
minimum ratio required by law
Jan.
Feb.
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.

The statements and analyses made by the participants in this self assessment cover IT issues (i.e. impacts of system failures, the quality of software administration, interface functionality, protection against wrong user input), internal procedures (quality and comprehensiveness of organizational directives, competencies as regards the initiation, approval and conclusion of business transactions), together with potential criminal and unauthorized acts (control mechanisms, protection of customer data and system and application files).
In November 2003 this self assessment was carried out for the third time. We have developed a specific database in order to adequately record, administer and analyze the results.

In addition to this, Essen Hyp is involved in a Commerzbank Group project which focuses on the collection of data on operational risk losses. In anticipation of the legal requirements which will have to be met under both the standard approach and the IRB approach, it has become necessary to collect, record and analyze operational risk losses in a systematic way. The aim is to quantify operational risks by calculating a value at risk figure. Against this background Essen Hyp has recorded and reported all losses exceeding €5,000 since the beginning of 2002. Since mid-2003 our bank has been integrated into the Commerzbank's intranet-based 'Loss Collection Tool', which serves to collect and assess all operational risk losses incurred within the Group. Since then we have reported the losses incurred in our bank by directly entering the relevant information into the database. By analyzing the losses incurred in the Group as a whole we expect to obtain detailed information on the future management of this type of operational risk. In 2003 we also reported, for the first time, the legal risks taken by our bank to our parent company. Within Essen Hyp, the Board of Managing Directors receives a monthly report on all operational risk losses incurred. The total volume of losses resulting from operational risks incurred by

Essen Hyp in 2003 was € 111,000.

However, even before the introduction of the self assessments and the collection of losses as described above, Essen Hyp was concerned about the issue of operational risks. In order to detect possible weak points, we have, for several years, been analyzing the 'classical' operational risks relating to the bank's structural and procedural organization, EDP, internal and external electronic communication (intranet, internet, e-mail), availability of qualified staff, adequate equipment and legal matters. With regard to certain specific issues we seek external advice from consultants and other specialists. For instance, external specialists have been tasked with analyzing and validating the safety of our IT systems at regular intervals, e.g. in view of so-called 'hacker attacks'.

Other pre-emptive measures in terms of operational risks include the preparation and improvement of contingency plans for all business units. To rule out potential EDP failures, the bank has two separate central computer systems located in different parts of Essen, one of which serves as a back-up system, should the working system fail. Our reserve headquarters referred to above is situated in the same premises as our back-up system, so that a continuation of the bank's key business activities is ensured for a transitional period should the bank's headquarters be destroyed or severely damaged. Thus a trouble-free 24-hour data flow, without interruption of operations in an emergency, is ensured. In addition to this, we continued our qualification program for employees in the operational units and in the back offices during 2003 by organizing certified seminars on job-specific as well as general issues. To the extent possible, this aims at preventing errors that result from a lack of expertise.

Legal risks

Essen Hyp's Legal Department acts as an internal service provider for all legal matters. This includes providing general and specific legal advice on contracts, outline agreements and agreements that are not standard constructions. By integrating the Legal Department from the beginning, limitations of our scope of activity resulting from existing legal frameworks can be quickly recognized. At the same time, we are in a position to make use of the whole range of legally permissible options in an innovative way. Our Legal Department is also involved in the processing of non-performing loans. If required, we additionally seek external legal advice. When dealing with mortgage and public-sector loans to foreign borrowers, we always make use of the services of international law firms.

The Legal Department regularly provides the Board of Managing Directors with information on the latest legal developments, related risks and their potential impact on our bank's business activities.

Internal auditing

Internal auditing forms an integral part of our internal monitoring system. The Internal Audit Department, which functions independently of all working procedures, has been tasked by the Board of Managing Directors with controlling the existing structures and procedures in terms of the early recognition of potential risks. The main focus is put on examining and evaluating the quality of the safety measures and the prescribed internal controls integrated in the working procedures. Feedback about the structuring and suitability of the bank's risk management system is provided to the Board of Managing Directors and to the individual departments and sections. Material findings by the Internal Audit Department are reported to the Supervisory Board during its subsequent ordinary Supervisory Board meeting. During the first meeting in every new financial year the Supervisory Board is informed about all important findings by the Internal Audit Department, and also about the extent to which deficiencies observed in the past financial year have been remedied. Should the Internal Audit, at any time, reveal material deficiencies, the Chairman of the Supervisory Board has to be informed immediately.

The Internal Audit Department acts according to a long-term inspection plan, which is continually improved. This plan also forms the basis for an annual inspection scheme agreed by the Board of Managing Directors and submitted to the Chairman of the Supervisory Board for information purposes. The inspections stipulated in this scheme cover all parts of the bank. Checks on correct working procedures and systems are carried out at fixed intervals. As far as specific risks and legal requirements, such as provisions relating to the German Money Laundering Act (Geldwäschegesetz), are concerned, inspections are carried out at least once per year. The inspection intervals are fixed in the long-term inspection scheme. This also ensures that each of the bank's working procedures is, as a matter of principle, inspected once every three years. In terms of a risk-oriented and process-specific inspection, the audit mainly focuses on the bank's structural and procedural organization risk management and controlling mechanisms and the internal monitoring system for all working procedures within

Essen Hyp.

The early recognition and limitation of all currently measurable and qualifiable operational risks constitute the main tasks of the Internal Audit Department. Our EDP Audit, which is integrated in the Internal Audit Department, is primarily charged with all issues relating to electronic data processing, such as the maintenance of the safety and consistency of our electronic files by controlling the granting of licenses to access the system, and by limiting the number of users.

The findings of each inspection are recorded in an audit report. These reports are made available to the relevant departments, the Board of Managing Directors and the external auditors.

Future prospects

Due to regulatory as well as Group-internal requirements, the importance of risk management is set to further increase in the future. The Minimum Requirements for Trading Activities (MaH) and the Minimum Requirements for Lending Operations (MaK), together with the Basel II requirements, play a key role in our risk management activities. Equal importance is attached to the further development of our organizational structures and procedures. In the coming years, the further development and sophistication of our risk management system will, as before, focus on ensuring an adequate, e.g. transparent, capital allocation for all existing, recognizable and potential operational risks in the framework of the implementation of the recommendations of the Basel Committee on Banking Supervision.

Risk Management

Value at risk

Date	Utilization in %	Annual average utilization in %
30/04/2004	79.5	68.7
31/03/2004	55.7	68.7
29/02/2004	60.5	68.7
31/01/2004	76.7	68.7
31/12/2003	59.2	70.4
30/11/2003	69.8	70.4
31/10/2003	91.6	70.4
30/09/2003	85.3	70.4
31/08/2003	79.3	70.4
31/07/2003	45.0	70.4
30/06/2003	60.4	70.4
31/05/2003	67.3	70.4
30/04/2003	71.3	70.4
31/03/2003	73.9	70.4
28/02/2003	67.1	70.4
31/01/2003	67.1	70.4

Risk Management

Worst case scenario

Date	Utilization in %	Annual average utilization in %
30/04/2004	43.3	42.9
31/03/2004	34.0	42.9
29/02/2004	36.6	42.9
31/01/2004	46.5	42.9
31/12/2003	42.1	54.0
30/11/2003	54.9	54.0
31/10/2003	58.5	54.0
30/09/2003	60.1	54.0
31/08/2003	54.4	54.0
31/07/2003	26.7	54.0
30/06/2003	40.7	54.0
31/05/2003	57.2	54.0
30/04/2003	57.3	54.0
31/03/2003	60.4	54.0
28/02/2003	63.2	54.0
31/01/2003	55.7	54.0

Risk Management

Interest rate risk

Essen Hyp not only calculates the value at risk, but also, since the beginning of 2001, the potential market value loss of the whole portfolio in the case of a general interest rate rise of 1 basis point (bp) and 100 bp from one business day to another. These calculations are executed for all maturities, taking into consideration certain predefined breakpoints ("traffic light system"). Essen Hyp thus complies with the requirements set out by the German Federal Financial Supervisory Authority (BAFin), which are binding on all mortgage banks since April 1, 2001. This basis point value, calculated with the help of the key rate method, may, in the case of an interest rate increase of 100bp, not exceed a certain limit in proportion to the liable capital pursuant to Section 10 of the German Banking Act (KWG). This limit is fixed by the German Federal Financial Supervisory Authority (BAFin).

Date	Average utilization
30/04/2004	11.36%
31/03/2004	10.83%
29/02/2004	9.43%
31/01/2004	6.63%
31/12/2003	10.59%
30/11/2003	12.64%
31/10/2003	14.99%
30/09/2003	14.36%
31/08/2003	13.05%
31/07/2003	12.08%
30/06/2003	13.06%
31/05/2003	14.31%
30/04/2003	12.78%

These figures are calculated daily and are reported to the BAFin monthly in arrears. Own capital is charged at zero percent interest. The transaction that has the longest running maturity is taken into consideration. Since April 2001 Essen Hyp also makes these reports available to the rating agencies Moody's, Standard & Poor's and Fitch.

However, the coefficient calculated with the help of this method does not indicate to what extent the liable capital is already exposed to other credit risks. Nonetheless, with a total capital ratio of 11.9% (percentage required by law: 8%) and a core capital ratio of 6.2% (percentage required by law: 4%) as of April 30, 2004, Essen Hyp has "free capital" as a further security in addition to the limitation of interest rate risks in accordance with the BAFin stipulations and to the limitation of the interest rate risks through value at risk calculations.

Liable capital not tied up by risk assets


€ Mio.
1400
1200
1000
800
600
400
200
0
20% limit
liable capital not tied up by risk assets
interest rate risk with an interest rate change of 100 bp
liable capital tied up by risk assets
Apr 03 May 03 Jun 03 Jul 03 Aug 03 Sep 03 Oct 03 Nov 03 Dec 03 Jan 04 Feb 04 Mar 04 Apr 04

Risk Management

Grundsatz I - overview

Pursuant to Sections 10 (1) and 10a (1) of the German Banking Act *(KWG), Grundsatz I* establishes rules concerning the adequacy of a credit institution's equity capital. Pursuant to Grundsatz I the ratio of the liable capital of an institution to its risk weighted assets must not fall below 8% at the close of each business day (Tier II capital ratio), while the ratio of the core capital of an institution to its risk weighted assets must not fall below 4% at the close of each business day (Tier I capital ratio).

	Tier I		Tier II	
Date	Required by law	Ratio	Required by law	Ratio
30/04/2004	4.0	6.2	8.0	11.9
31/03/2004	4.0	6.0	8.0	11.5
29/02/2004	4.0	5.6	8.0	11.3
31/01/2004	4.0	6.0	8.0	12.1
31/12/2003	4.0	6.2	8.0	12.3
30/11/2003	4.0	6.1	8.0	12.1
31/10/2003	4.0	6.0	8.0	11.9
30/09/2003	4.0	6.1	8.0	12.1
31/08/2003	4.0	6.2	8.0	12.3
31/07/2003	4.0	6.2	8.0	12.2
30/06/2003	4.0	6.2	8.0	12.3
31/05/2003	4.0	6.3	8.0	12.2
30/04/2003	4.0	6.5	8.0	12.6
31/03/2003	4.0	6.5	8.0	12.7
28/02/2003	4.0	6.2	8.0	12.4
31/01/2003	4.0	6.1	8.0	12.2

Risk Management

Grundsatz II

Grundsatz II concerns the adequacy of a credit institution's liquidity provision. It is required and sufficent that the liquid assets cover all actual and potential liquidity outflows over the following twelve months. Since December 1, 2000 German mortgage banks have to comply with *Grundsatz II*.

Date	Ratio	Required by law
30/04/2004	1.60	1.0
31/03/2004	1.16	1.0
29/02/2004	1.70	1.0
31/01/2004	1.64	1.0
31/12/2003	1.21	1.0
30/11/2003	1.53	1.0
31/10/2003	1.65	1.0
30/09/2003	1.15	1.0
31/08/2003	1.45	1.0
31/07/2003	1.36	1.0
30/06/2003	1.35	1.0
31/05/2003	1.19	1.0
30/04/2003	1.16	1.0
31/03/2003	1.55	1.0
28/02/2003	1.28	1.0
31/01/2003	1.14	1.0

Breakdown of non-cover assets

by rating

S & P/Moody's/Fitch **30.04.2004**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AAA / Aaa / AAA	9	0.20
AA+ / Aa1 / AA+	3	0.07
AA / Aa2 / AA	68	1.50
AA- / Aa3 / AA-	868	19.15
A+ / A1 / A+	881	19.44
A / A2 / A	1,220	26.90
A- / A3 / A-	1,071	23.62
BBB+ / Baa1 / BBB+	139	3.07
BBB / Baa2 / BBB	100	2.21
BBB- /Baa3 /BBB-	49	1.08
BB+ / Ba1 / BB+	0	0.00
BB- / Ba3 /BB-	0	0.00
Without rating *	125	2.76
Total	**4,533**	**100.00**

*** - Without rating**

	in Euro m	in %
National credit institutions	25	0.55
International credit institutions	0	0
Other (e.g. financial institutions)	100	2.21
Total	**125**	**2.76**

Breakdown of non-cover assets

by borrowers

	30.04.2004	
by borrowers	in Euro m	in %
National credit institutions	1,620	35.74
Foreign Governments and municipalities	292	6.44
International credit institutions	2,266	49.99
Other foreign financial institutions (guaranteed by national or international credit institutions)	336	7.41
Others	19	0.42
Total	**4,533**	**100.00**

Breakdown of non-cover assets

by countries

		30.04.2004
by countries	in Euro m	in %
Germany	**1,630**	**35.96**
EU member states without Germany		
The Netherlands	878	19.37
France	365	8.05
Austria	412	9.09
Great Britain	156	3.44
Italy	361	7.96
Ireland	80	1.76
Portugal	9	0.20
Spain	110	2.44
Total EU without Germany	**2,371**	**52.31**
EU candidate countries	292	6.44
Others	240	5.29
Total	**4,533**	**100.00**

Breakdown of non-cover assets

by risk weighting

Risk weighting	in Euro m	in %
		30.04.2004
0%	109	2.40
10%	300	6.62
20%	3,704	81.71
100%	420	9.27
Total	**4,533**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by rating

S & P/Moody's/Fitch **30.04.2004**

Should the rating agencies come to different rating results, the worst rating is taken into account.

by rating	in Euro m	in %
AA+ / Aa1 / AA+	13	1.71
AA / Aa2 / AA	50	6.57
AA- / Aa3 / AA-	265	34.82
A+ / A1 / A+	50	6.57
A / A2 / A	217	28.52
A- / A3 / A-	166	21.81
Total	**761**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by borrowers

	30.04.2004	
by borrowers	in Euro m	in %
National credit institutions	245	32.19
Foreign Governments and municipalities	0	0.00
International credit institutions	516	67.81
Other foreign financial institutions (guaranteed by national or international credit institutions)	0	0.00
Others	0	0.00
Total	**761**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by countries

		30.04.2004
by countries	in Euro m	in %
Germany	**245**	**32.19**
EU member states without Germany		
The Netherlands	25	3.29
France	50	6.57
Austria	60	7.88
Italy	200	26.28
Ireland	70	9.20
Spain	90	11.83
Total EU without Germany	**495**	**65.05**
Others	21	2.76
Total	**761**	**100.00**

Non-cover loans - Breakdown of new lending commitments

by risk weighting

		30.04.2004
Risk weighting	in Euro m	in %
0%	0	0.00
10%	100	13.14
20%	661	86.86
100%	0	0.00
Total	**761**	**100.00**

Investment of available funds

Quantitative and qualitative restrictions

Compliance with the self-restrictions regarding the total volume of securities held as assets and rated below A- or A3

These self-restrictions, which form part of a "gentlemen's agreement" between the Association of German Mortgage Banks (VDH) and the Federal Financial Supervisory Authority (BAFin), stipulate that any and all bonds and unit certificates that are acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) on the investment of available funds, must have a minimum rating of A3/A- by the rating agencies Moody's, Standard & Poor's and/or Fitch Ratings. In the case of divergent ratings, the worst rating applies. In addition to this, the total volume of bonds and unit certificates acquired pursuant to Sections 5(3)(3d) and 5(3)(5) of the German Mortgage Bank Act (HBG) whose rating is downgraded to a level below the minimum rating of A3/A- during their term, is limited to one time the liable own capital of Essen Hyp.

Hypothekenbank in Essen AG hereby confirms that it complies with the agreed self-restrictions regarding the investment of available funds.

in € m

Date	Liable own capital	Total volume of assets rated below A3 or A-	in %
30.04.2004	1,241	277.5	22.36
31.03.2004	1,241	302.5	24.38
29.02.2004	1,168	305.5	26.16
31.01.2004	1,168	305.5	26.16
31.12.2003	1,168	355.5	30.44
30.11.2003	1,168	375.5	32.15
31.10.2003	1,168	444.0	38.01
30.09.2003	1,167	458.0	39.25
31.08.2003	1,157	462.0	39.93
31.07.2003	1,155	462.0	40.00
30.06.2003	1,155	509.0	44.07
31.05.2003	1,135	465.0	40.97
30.04.2003	1,135	458.5	40.40
31.03.2003	1,135	474.5	41.81
28.02.2003	1,108	476.0	42.96
31.01.2003	1,108	449.5	40.58

Derivatives

Counterparty ratings

Nominal amount in Euro m/Remaining time to maturity **30.04.2004**

Rating	<= 1 year	in %	1-5 years	in %	> 5 year	in %	Total	in %
Triple A	75.2	0.58	549.2	0.48	5,010.5	6.26	5,635.0	2.71
Double A	2,661.4	20.38	21,325.5	18.52	17,195.4	21.48	41,182.3	19.77
Single A	10,320.2	79.04	93,154.3	80.89	57,573.6	71.91	161,048.2	77.32
Not rated	0	0	133.5	0.12	279.0	0.35	412.4	0.20
Total	**13,056.8**	**100.00**	**115,162.6**	**100.00**	**80,058.6**	**100.00**	**208,277.9**	**100.00**

Derivatives

Yield curve distribution

Essen Hyp derivatives portfolio by instruments Financial derivatives in Euro m / Remaining time to maturity **30.04.04**

Instruments	<= 1 year	in %	>1-5 years	in %	>5 years	in %	Total	in %
Interest rate swaps	11,702.2	89.63	113,413.1	98.48	77,585.7	96.91	202,701.1	97.32
Swaptions	10.0	0.08	790.2	0.69	1,245.6	1.56	2,045.8	0.98
Other interest rate derivatives	0	0	204.5	0.18	0	0.00	204.5	0.10
Currency swaps	1,344.6	10.30	754.7	0.66	1,227.3	1.53	3,326.5	1.60
Total	**13,056.8**	**100.00**	**115,162.6**	**100.00**	**80,058.6**	**100.00**	**208,277.9**	**100.00**

Investor relations

Ratings and Analyses

Ratings	S & P	Moody's	Fitch Ratings
Pfandbriefe			
- public-sector	AAA	Aa1	AAA
- mortgage	not rated	Aa2	not rated
Long-term counterparty rating	BBB+ (outlook stable)	A2 (outlook stable)	A- (outlook stable)
Short-term counterparty rating	A-2	P-1	F2
Notes issued under the Debt Issuance Program			
- Senior Unsecured Debt	BBB+	A2	not rated
- Subordinated Debt	BBB	A3	not rated
Commercial Paper Program	A-2	P-1	not rated

Rating Reports

▷ Standard & Poor's	Rating analysis as of Aug 01, 2003 and ratings as of June 03, 2003.
▷ Moody's	Rating analysis as of June 2002 and rating confirmation as of March 07, 2003.
▷ Fitch Ratings	Extract; the complete report can be obtained from Fitch.

(Acrobat Reader required. Download Acrobat Reader ®)

Code of Conduct

Outline

In co-operation with its member institutions, the Association of German Mortgage Banks (VDH) has established a code of conduct for the issuers of Jumbo *Pfandbriefe*.

This Code of Conduct contains (a) rules of conduct and (b) disclosure requirements, with which the mortgage banks will voluntarily comply:

a. The rules of conduct nos. 1) to 3), which apply to the issuers of Jumbo *Pfandbriefe*, stipulate that

   - new issues and increases are to be announced duly in advance in order to make sure that there is sufficient time for the book-building process;
   - new issues and increases are to be marked to the market at all times;
   - as a rule, increases are to be launched by the laid down minimum number of market makers.

b. The rule of conduct no. 4) lays down minimum standards on the information to be disclosed. This will allow investors to evaluate the quality of cover assets. The information, which should be updated at least quarterly, is to be published in suitable electronic media.

   Since mid-2001 Essen Hyp has been publishing detailed information about its cover pools, derivatives and interest rate risks. This information has been complemented by further details in accordance with the provisions of the Code of Conduct.

	Published on our Credit Research sites
New public-sector lending commitments	X
New mortgage lending commitments	X
Public-sector cover pool	X
Mortgage cover pool	X
Derivatives	X
Derivatives serving as cover	X
Cover pools at market value / development and stress scenarios	X
Interest rate risk	X
Compliance with the self-restrictions regarding the investment of available funds	X

The information listed above is updated at regular intervals and can be viewed in the individual sections of our Credit Research sites.

lortgage loans

reakdown of mortgage portfolio
y type of property, region and LTV

:ommercial Properties in Euro m **31.03.2004**

urpose f property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
ffice and dmini- :rative uildings	Foreign countries	849.3	42.0	17.1	2.0	319.1	65.1	95.0	60.5	43.0	23.2	1,306.4	45.7
	West **	462.8	22.9	376.5	43.2	42.5	8.7	15.8	10.1	59.2	32.0	580.3	20.3
	East ***	22.5	1.1	22.9	26	2.6	0.5	0.9	0.6	1.5	0.8	27.5	1.0
uilding ites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.3	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3	0.0
	East ***	0.2	0.0	0,0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
actory uildings	Foreign countries	1.3	0.1	1.3	0.1	0.4	0.1	0.1	0.1	0.0	0.0	1.8	0.1
	West **	53.8	2.7	37.8	4.3	8.0	1.6	2.9	1.8	5.9	3.2	70.6	2.5
	East ***	1.8	0.1	0.1	0.0	0.6	0.1	0.2	0.1	0.2	0.1	2.8	0.1
hops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	190.2	9.4	163.7	18.8	14.3	2.9	3.7	2.4	1.3	0.7	209.5	7.3
	East ***	56.1	2.8	49.0	5.6	16.9	3.4	6.6	4.2	8.5	4.6	88.1	3.1
lotels and estaurants	Foreign countries	55.7	2.8	0.0	0.0	11.8	2.4	4.7	3.0	0.0	0.0	72.2	2.5
	West **	34.3	1.7	22.7	2.6	13.3	2.7	4.1	2.6	8.9	4.8	60.6	2.1
	East ***	21.6	1.1	7.3	0.8	3.9	0.8	1.9	1.2	3.2	1.7	30.6	1.1
ther non- esidential roperties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	4.1	2.6	27.1	14.6	31.2	1.1
	West **	202.3	10.0	159.4	18.3	35.7	7.3	10.0	6.4	10.9	5.9	258.9	9.1
	East ***	1.0	0.0	1.0	0.1	0.3	0.1	0.0	0.0	0.0	0.0	1.3	0.0
/are- ouses and xhibition uildings	Foreign countries	38.0	1.9	0.0	0.0	12.7	2.6	4.1	2.6	10.3	5.6	65.1	2.3
	West **	30.4	1.5	12.1	1.4	7.4	1.5	2.9	1.8	5.1	2.8	45.8	1.6
	East ***	1.9	0.1	0.0	0.0	0.6	0.1	0.1	0.1	0.0	0.0	2.6	0.1
otal ommercial	Foreign countries	944.3	46.7	18.4	2.1	344.0	70.2	108.0	68.7	80.4	43.4	1,476.7	51.7

›erties	West **	974.1	48.1	772.4	88.7	121.2	24.7	39.4	25.1	91.3	49.3	1,2260	42.9
	East ***	105.1	5.2	80.3	9.2	24.9	5.1	9.7	6.2	13.4	7.2	153.1	5.4
	Total	**2.023.5**	**100.0**	**871.1**	**100.0**	**490.1**	**100.0**	**157.1**	**100.0**	**185.1**	**100.0**	**2,855.8**	**100.0**

sidential Properties in Euro m

pose ›roperty	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
ned ıses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	1.725.7	53.7	960.4	50.0	63.0	33.7	2.1	11.0	1.1	3.9	1,791.9	52.0
	East ***	241.4	7.5	83.2	4.3	12.9	6.9	0.6	3.2	0.2	0.7	255.1	7.4
ned s	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	440.4	13.7	263.2	13.7	23.3	12.4	1.5	7.9	0.8	2.9	466.0	13.5
	East ***	21.7	0.7	12.5	0.7	1.4	0.7	0.1	0.6	0.1	0.4	23.3	0.7
›iden- con- ıction for ›ing ›poses	Foreign countries	21.0	0.7	0.5	0.0	6.8	3.6	1.9	10.0	4.6	16.4	34.3	1.0
	West **	634.0	20.0	516.6	26.9	66.0	35.3	10.6	55.7	9.4	33.6	729.0	21.2
	East ***	118.4	3.7	85.1	4.4	13.8	7.4	2.2	11.6	11.8	42.1	146.2	4.2
al idential ›perties	Foreign countries	21.0	0.7	0.5	0.0	6.8	3.6	1.9	10.0	4.6	16.4	34.3	1.0
	West **	2,809.1	87.5	1,740.2	90.6	152.3	81.4	14.2	74.7	11.3	40.4	2,986.9	86.7
	East ***	381.5	11.9	180.8	9.4	28.1	15.0	2.9	15.4	12.1	43.2	424.6	12.3
	Total	**3,211.6**	**100.0**	**1,921.5**	**100.0**	**187.2**	**100.0**	**19.0**	**100.0**	**28.0**	**100.0**	**3,445.8**	**100.0**

al ›rtgage ›ns	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	965.3	63.9	18.9	0.7	350.8	23.2	109.9	7.3	85.0	5.6	1,511.0	24.0
	West **	3,783.2	89.8	2,512.6	90.0	273.5	6.5	53.6	1.3	102.6	2.4	4,212.9	66.9
	East ***	486.6	84.2	261.1	9.3	53.0	9.2	12.6	2.2	25.5	4.4	577.7	9.2
	Total	**5,235.1**	**83.1**	**2,792.6**	**100.0**	**677.3**	**10.7**	**176.1**	**2.8**	**213.1**	**3.4**	**6,301.6**	**100.0**

The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the
ıs. Lending commitments are not taken into account.
- West German Federal States including Berlin

Mortgage loans

Breakdown of mortgage portfolio
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m — 31.03.2004

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Office and administrative buildings	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	Canada	18.4	0.0	7.5	3.0	0.0	28.9	2.0
	England	562.5	0.0	146.8	53.1	21.0	783.4	53.1
	France	82.6	0.2	8.8	1.1	0.0	92.5	6.3
	The Netherlands	49.4	15.8	11.5	4.2	7.8	72.9	4.9
	Spain	64.0	0.0	21.3	7.0	0.4	92.7	6.3
	United States	71.2	0.0	123.2	26.6	13.8	234.8	15.9
Factory/workshop buildings	The Netherlands	1.3	1.3	0.4	0.1	0.0	1.8	0.1
Hotels and restaurants	England	31.7	0.0	10.6	4.7	0.0	47.0	3.2
	France	19.0	0.0	0.0	0.0	0.0	19.0	1.3
	United States	5.0	0.0	1.2	0.0	0.0	6.2	0.4
Other non-residential properties	The Netherlands	0.0	0.0	0.0	4.1	27.1	31.2	2.1
Warehouse and exhibition buildings	France	34.8	0.0	11.6	3.6	9.2	59.2	4.0
	The Netherlands	3.2	0.0	1.1	0.5	1.1	5.9	0.4
Total commercial properties	Belgium	1.2	1.1	0.0	0.0	0.0	1.2	0.1
	Canada	18.4	0.0	7.5	3.0	0.0	28.9	2.0
	England	594.2	0.0	157.4	57.8	21.0	830.4	56.2
	France	136.4	0.2	20.4	4.7	9.2	170.7	11.6
	The Netherlands	53.9	17.1	13.0	8.9	36.0	111.8	7.6
	Spain	64.0	0.0	21.3	7.0	0.4	92.7	6.3
	United States	76.2	0.0	124.4	26.6	13.8	241.0	16.3
	Total	**944.3**	**18.4**	**344.0**	**108.0**	**80.4**	**1,476.7**	**100.0**

Residential Properties in Euro m — 31.03.2004

Purpose of property	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
Residential construction for letting purposes	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	1.8
	France	10.2	0.0	3.4	1.7	4.6	19.9	58.0
	United States	10.2	0.0	3.4	0.2	0.0	13.8	40.2
Total residential properties	Belgium	0.6	0.5	0.0	0.0	0.0	0.6	1.8
	France	10.2	0.0	3.4	1.7	4.6	19.9	58.0
	United States	10.2	0.0	3.4	0.2	0.0	13.8	40.2
	Total	**21.0**	**0.5**	**6.8**	**1.9**	**4.6**	**34.3**	**100.0**

Total in Euro m — 31.03.2004

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	Belgium	1.8	1.6	0.0	0.0	0.0	1.8	0.1
	Canada	18.4	0.0	7.5	3.0	0.0	28.9	2.0
	England	594.2	0.0	157.4	57.8	21.0	830.4	54.9
	France	146.6	0.2	23.8	6.4	13.8	190.6	12.6
	The Netherlands	53.9	17.1	13.0	8.9	36.0	111.8	7.4

Spain	64.0	0.0	21.3	7.0	0.4	92.7	6.1
United States	86.4	0.0	127.8	26.8	13.8	254.8	16.9
Total	**965.3**	**18.9**	**350.8**	**109.9**	**85.0**	**1,511.0**	**100.0**

*- The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Mortgage loans

Mortgage cover pool - Derivatives serving as cover

Payables and receivables from derivative transactions which have been included in our cover pools in order to hedge foreign currency positions serving as cover.

in Euro m

Date	Nominal Derivatives	Market Value Derivatives
30/04/2004	1.17	-0.04
31/03/2004	1.17	-0.03
29/02/2004	1.17	-0.02
31/01/2004	1.17	-0.04
31/12/2003	1.17	-0.04
30/11/2003	1.17	-0.05
31/10/2003	1.17	-0.05
30/09/2003	1.17	-0.04
31/08/2003	1.17	-0.05
31/07/2003	1.17	-0.04
30/06/2003	1.17	-0.02
31/05/2003	1.17	-0.06
30/04/2003	1.17	-0.08
31/03/2003	1.17	-0.13
28/02/2003	1.17	-0.15
31/01/2003	1.17	-0.02

Mortgage loans - Cover pool at market value

Development / Stress scenario

Date	Market value (cover pool)	Market value (cover pool) with interest rate changes		Market value (mortgage *Pfandbrief*)	Market value (mortgage *Pfandbrief*) with interest rate changes		Surplus cover		
		+100 BP	-100 BP		+100 BP	-100 BP	+100 BP	0 BP	-100 BP
30.04.2004	3,236.24	3,067.52	3,404.97	3,008.50	2,921.52	3,095.49	146.00	227.74	309.48
31.03.2004	3,133.24	2,970.86	3,295.62	2,856.19	2,774.89	2,937.48	195.97	277.06	358.14
29.02.2004	3,042.61	2,988.80	3,095.94	2,824.60	2,753.04	2,896.16	235.76	217,24	199,79
31.01.2004	2,935.24	2,777.02	3,093.45	2,764.33	2,689.14	2,839.52	87.88	170.90	253.93
31.12.2003	2,842.58	2,723.88	2,961.29	2,693.23	2,610.68	2,775.79	113.20	149.35	185.50
30.11.2003	2,959.61	2,908.03	3,011.19	2,789.37	2,706.42	2,872.31	201.61	170.24	138.88
31.10.2003	2,591.22	2,464.69	2,717.76	2,430.22	2,357.32	2,503.52	107.36	160.80	214.24
30.09.2003	2,673.67	2,546.80	2,800.55	2,469.51	2,392.97	2,546.04	153.82	204.17	254.51
31.08.2003	2,696.58	2,568.18	2,824.99	2,448.94	2,372.06	2,525.83	196.12	247.64	299.16
31.07.2003	2,610.56	2,482.57	2,738.54	2,428.51	2,349.27	2,507.75	133.30	182.05	230.79
30.06.2003	2,636.10	2,393.23	2,878.97	2,423.44	2,374.49	2,472.39	18.75	212.67	406.59
31.05.2003	2,593.52	2,344.21	2,842.83	2,329.09	2,256.97	2,401.21	87.24	264.43	441.62
30.04.2003	2,377.34	2,143.22	2,611.47	2,085.68	2,017.46	2,153.90	125.76	291.66	457.57
31.03.2003	2,264.60	2,052.63	2,476.57	1,970.40	1,904.40	2,036.39	148.23	294.20	440.18
28.02.2003	2,313.81	2,096.69	2,530.93	2,014.17	1,947.10	2,081.24	149.58	299.63	449.68
31.01.2003	2,261.47	2,053.37	2,469.57	2,022.18	1,954.29	2,090.07	99.08	239.29	379,50

Mortgage loans

Breakdown of cover pool
Surplus cover

all amounts in Euro m

Date	Mortgage *Pfandbriefe* outstanding	cover	Surplus cover	in %	Not yet serving as cover*
30/04/2004	2,967.92	3,164.93	197.01	6.6	3,348.58
31/03/2004	2,794.87	3,035.01	240.14	8.6	2,337.70
29/02/2004	2,756.13	2,948.72	192.59	7.0	2,456.84
31/01/2004	2,716.16	2,872.70	156.54	5.8	2,410.48
31/12/2003	2,659.16	2,835.38	176.22	6.6	2,346.31
30/11/2003	2,764.22	2,878.60	114.38	4.1	2,328.72
31/10/2003	2,375.18	2,536.03	160.85	6.8	2,278.99
30/09/2003	2,386.32	2,470.00	83.68	3.5	2,236.18
31/08/2003	2,383.99	2,552.04	168.05	7.0	2,199.87
31/07/2003	2,347.56	2,440.78	93.22	4.0	2,184.85
30/06/2003	2,320.82	2,402.11	81.29	3.5	2,042.90
31/05/2003	2,217.54	2,365.14	147.60	6.7	1,800.84
30/04/2003	2,006.14	2,274.40	268.26	13.4	1,738.59
31/03/2003	1,886.70	2,255.55	368.85	19.6	1,750.23
28/02/2003	1,924.34	2,001.85	77.51	4.0	1,964.20
31/01/2003	1,942.93	2,031.48	88.55	4.6	2,006.30

* For technical reasons (e.g due to the absence of evidence that the loan is secured by a first mortgage). The loans are usually included in the cover pool within not more than three months.

Mortgage loans

Breakdown of non-cover assets
Loans with a LTV > 60%

Loans with a LTV exceeding 60% are not eligible to serve as cover for mortgage *Pfandbriefe*. The total volume of loans with a LTV > 60% may by law not exceed 20% of total volume of mortgage loans.

Date	in %
30/04/2004	14.86
31/03/2004	15.80
29/02/2004	15.54
31/01/2004	15.01
31/12/2003	14.82
30/11/2003	14.70
31/10/2003	14.33
30/09/2003	14.37
31/08/2003	13.72
31/07/2003	13.29
30/06/2003	13.69
31/05/2003	13.40
30/04/2003	12.44
31/03/2003	12.55
28/02/2003	12.58
31/01/2003	12.68

Mortgage loans

Breakdown of new lending commitments
Domestic loans by type of property, region and LTV

Commercial Properties in Euro m **31.03.2004**

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Office and admini-strative buildings	Foreign countries	65.0	40.1	0.0	0.0	41.1	63.8	23.4	80.1	17.9	90.7	147.4	53.5
	West **	28.8	17.8	0.0	0.0	6.1	9.5	1.8	6.2	1.8	9.1	38.5	14.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Building sites	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Factory buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.5	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5	0.2
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Shops	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	17.1	10.5	0.0	0.0	4.8	7.5	1.6	5.5	0.0	0.0	23.5	8.5
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
Hotels and restaurants	Foreign countries	25.2	15.5	0.0	0.0	8.4	13.0	1.4	4.8	0.0	0.0	35.0	12.7
	West **	6.0	3.7	0.0	0.0	1.5	2.3	0.0	0.0	0.0	0.0	7.5	2.7
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other non-residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	19.1	11.8	0.0	0.0	2.5	3.9	1.0	3.4	0.0	0.0	22.6	8.2
	East ***	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.1
Ware-houses and exhibition buildings	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	East ***	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total commercial	Foreign countries	90.2	55.6	0.0	0.0	49.5	76.9	24.8	84.9	17.9	90.7	182.4	66.2

ɪroperties	West **	71.5	44.1	0.0	0.0	14.9	23.1	4.4	15.1	1.8	9.3	92.6	33.6
	East ***	0.4	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.4	0.1
	Total	**162.1**	**100.0**	**0.0**	**0.0**	**64.4**	**100.0**	**29.2**	**100.0**	**19.7**	**100.0**	**275.4**	**100.0**

Residential Properties in Euro m

Purpose of property	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
Owned houses	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	631.2	61.2	0.0	0.0	1.7	12.2	0.2	4.8	0.1	2.4	633.2	60.1
	East ***	66.2	6.4	0.0	0.0	0.7	5.0	0.1	2.4	0.1	2.4	67.1	6.4
Owned flats	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	268.1	26.0	0.0	0.0	0.6	4.3	0.1	2.4	0.0	0.0	268.8	25.5
	East ***	23.9	2.3	0.0	0.0	0.1	0.7	0.0	0.0	0.0	0.0	24.0	2.3
Residen-tial con-struction for letting purposes	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	41.4	4.0	0.0	0.0	10.7	77.0	3.8	90.5	3.9	95.1	59.8	5.7
	East ***	0.4	0.0	0.0	0.0	0.1	0.7	0.0	0.0	0.0	0.0	0.5	0.0
Total residential properties	Foreign countries	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
	West **	940.7	91.2	0.0	0.0	13.0	93.5	4.1	97.6	4.0	97.6	961.8	91.3
	East ***	90.5	8.8	0.0	0.0	0.9	6.5	0.1	2.4	0.1	2.4	91.6	87
	Total	**1,031.2**	**100.0**	**0.0**	**0.0**	**13.9**	**100.0**	**4.2**	**100.0**	**4.1**	**100.0**	**1,053.4**	**100.0**

Total mortgage loans	Country*	LTV up to 60%	in %	of which used as cover	in %	LTV 61-80 %	in %	LTV 81-90 %	in %	LTV >90 %	in %	Total	in %
	Foreign countries	90.2	49.5	0.0	0.0	49.5	27.1	24.8	13.6	17.9	9.8	182.4	13.7
	West **	1,012.2	96.0	0.0	0.0	27.9	2.6	8.5	0.8	5.8	0.6	1,054.4	79.4
	East ***	90.9	98.8	0.0	0.0	0.9	1.0	0.1	0.1	0.1	0.1	92.0	6.9
	Total	**1,193.3**	**89.8**	**0.0**	**0.0**	**78.3**	**5.9**	**33.4**	**2.5**	**23.8**	**1.8**	**1,328.8**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the

ns. Lending commitments are not taken into account.
- West German Federal States including Berlin
* - East German Federal States

Mortgage loans

Breakdown of new lending commitments
Foreign loans by type of property, country and LTV

Commercial Properties in Euro m **31.03.2004**

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80 %	LTV 81-90 %	LTV >90 %	Total	in %
Office and administrative buildings	England	23.4	0.0	13.6	0.2	0.0	37.2	20.4
	The Netherlands	18.3	0.0	3.9	2.0	3.1	27.3	15.0
	United States	23.3	0.0	23.6	21.2	14.8	82.9	45.5
Hotels and restaurants	The Netherlands	25.2	0.0	8.4	1.4	0.0	35.0	19.2
Total commercial properties	England	23.4	0.0	13.6	0.2	0.0	37.2	20.4
	The Netherlands	43.5	0.0	12.3	3.4	3.1	62.3	34.1
	United States	23.3	0.0	23.6	21.2	14.8	82.9	45.5
Total		**90.2**	**0.0**	**49.5**	**24.8**	**17.9**	**182.3**	**100.0**

Total in Euro m **31.03.2004**

Mortgage loans	Country*	LTV up to 60%	of which used as cover	LTV 61-80%	LTV 81-90%	LTV >90%	Total	in %
	England	23.4	0.0	13.6	0.2	0.0	37.2	20.4
	The Netherlands	43.5	0.0	12.3	3.4	3.1	62.3	34.1
	United States	23.3	0.0	23.6	21.2	14.8	82.9	45.5
	Total	**90.2**	**0.0**	**49.5**	**24.8**	**17.9**	**182.3**	**100.0**

* - The figures comprise completely drawn loans and, for loans not yet made available in total, the drawn parts of the loans. Lending commitments are not taken into account.

Bonds & Notes

The German *Pfandbrief*



During the past 100 years, *Pfandbrief* investors have never failed to receive full repayment - a clear proof of the *Pfandbrief's* high level of safety. This is just one reason why *Pfandbriefe* account for as much as 38% of all fixed income securities in Germany and have also become more and more popular with international investors.

In recent years the *Pfandbrief* market has seen significant changes due to the increasing volume of *Pfandbriefe* that are issued in the form of Jumbos and Globals. In autumn 2003 the *Pfandbrief* issuers within the Association of German Mortgage Banks (VDH) agreed upon an amendment of the minimum standards for issuing Jumbo *Pfandbriefe*. The new standards envisage a minimum size of €750m for a newly issued Jumbo *Pfandbrief*, instead of previously €500m. Further, the issuer must increase the issue size to at least €1bn within 180 calendar days. Moreover, buybacks of Jumbo *Pfandbriefe* have been included in the minimum standards and subjected to strict transparency requirements. This requirement safeguards the status of Jumbo *Pfandbriefe* as a highly liquid market segment.

The updated minimum standards for the issuance of Jumbo *Pfandbriefe* enter into force with immediate effect, the Federal Cartel Office (Bundeskartellamt) having raised no objections.

More detailed information on the new minimum standards for the issuance of Jumbo *Pfandbriefe* is available on the website of the Association of German Mortgage Banks.

- ▷ Our Treasury Department
- ▷ Basic Principles of the German Mortgage Bank Act
- ▷ Jumbos / Globals
- ▷ Essen Hyp Debt Issuance Program
- ▷ Euro Commercial Paper Program
- ▷ Bloomberg and Reuters Company Information

Bonds & Notes

Our Treasury Department



Heads of Treasury Department

- Günter Pless Head of Treasury
- Heidi Riedel Deputy Head of Treasury
- Raimund Bitter Deputy Head of Treasury

Capital Markets

- Oliver Schwarzer
- Heinrich Strack
- Ansgar Wittenbrink
- Stefan Zander

Money Markets

- Michael Leineweber
- Monika Rieks

Derivatives

- Ulrich Nowak
- Stefan Zander

Research

- Dirk Chlench

Trading Support

- Petra Hoffmanns
- Peter Nowaczyk
- Oliver Grossmann

Secretarial Support

- Elke Joachimiak
- Andrea Pehlke

Bonds & Notes

Basic Principles of the German Mortgage Bank Act

The strict requirements of the German Mortgage Bank Act (HBG), in conjunction with the comprehensive banking supervision exercised by the Federal Financial Supervisory Authority (BAFin), ensure that German mortgage banks maintain a particularly high safety standard. The German Mortgage Bank Act stipulates, amongst other things, that:

- the scope of business activities permitted to German mortgage banks is restricted to the granting of public-sector and mortgage loans;
- loans may only be granted if the securities offered meet the quality standards set out by law;
- a match between maturities and interest rates of the lending and funding business must be ensured at all times.

In addition to this, the German Mortgage Bank Act contains a number of provisions to ensure the quality of the assets serving as cover for public-sector and mortgage *Pfandbriefe*. A key prerequisite for including an asset in the cover pool is, for example, that the *Pfandbrief* creditor's preferential claim must be guaranteed in the event of bankruptcy. Furthermore, there are provisions that govern the legal structuring of the cover assets, the composition and management of the cover pool and, for mortgage *Pfandbriefe*, the establishment of the lending value.

A mortgage bank must ensure that sufficient cover is available at all times, so that the principal and interest payments from the loans included in the public-sector and mortgage cover pools match, or even better, exceed the principal and interest payments due to the *Pfandbrief* creditors. All cover assets are held on trust by a trustee who is appointed by the Federal Financial Supervisory Authority (BAFin). Any disposal of a cover asset by a mortgage bank requires the trustee's prior approval.

Experience has shown that the provisions of the German Mortgage Bank Act constitute a suitable basis for the supervision of the mortgage banks' business activities.

Amendment of the German Mortgage Bank Act (HBG) as of July 1, 2002

A) A wider range of business activities

A1.) Expansion of mortgage lending activities
Following the amendment of the German Mortgage Bank Act (HBG), German mortgage banks are now allowed to expand their non-cover business activities in the area of mortgage lending to the non-European G7 countries (United States, Canada, Japan). The total volume of these transactions, plus the total volume of mortgage loans granted to the Central European full member states of the OECD (i.e. Hungary, Czech Republic, Slovakia and Poland) is limited to five times the liable own capital (Section 5 (1) (2b) of the German Mortgage Bank Act), Japan limited to three times the liable own capital.

A2.) Expansion of public-sector lending activities
Public-sector loans that are eligible for cover may now be extended to central governments, regional governments and local authorities in Switzerland, the United States, Canada and Japan. In addition to this, loans to the central governments of other European full member states of the OECD (i.e. Poland, the Czech Republic, Slovakia and Hungary) may now also be funded through the issuance of public-sector Pfandbriefe (Section 5 (1) (1) (a) and 5 (1) (1) (c) of the German Mortgage Bank Act).

The previously permitted range of public-sector cover transactions in EU member states and contracting states to the Agreement of the European Economic Area (EEA) was also expanded. It is now possible to grant public-sector loans to non-profit administrative organizations, which are subordinated to the central governments, regional governments or local authorities in these countries (Section 5 (1) (1) (d) of the German Mortgage Bank Act).

B) Inclusion of derivatives in the cover pool

For the first time, the derivative transactions entered into by German mortgage banks have been put on a legal basis. Pursuant to Section 5 (1) (4a) of the German Mortgage Bank Act German mortgage banks are now in principle entitled to enter into derivative transactions. In addition to this, the mortgage banks have the possibility of including derivatives in their Pfandbrief cover pools as ordinary cover (Section 6 (6) of the German Mortgage Bank Act).

An English translation of the German Mortgage Bank Act (HBG) can be retrieved from the website of the Association of German Mortgage Banks www.hypverband.de.

Bonds & Notes

Jumbos / Globals and their Increases
Amounts in EUR m Status: 17.03.2004

	Increases							Ratings
Security no	by	on	Issuing volume	Coupon	Maturity	Issue Date	Market makers	S&P/Moody's
257 422	500	11/01	1,267	3,750	17/11/04	10/11/98	3/5/6/10/12/15/22	AAA/Aa1
257 487	1.500	01/03	2,500	3,250	28/01/05	04/12/01	1-3/5/6/11/18/19/25	AAA/Aa1
245 522	500	07/03	1,000	1,750	21/02/05	13/02/03	1/3/5/13/18/24	AAA/Aa1
257 374	2.512	05/00	3,023	5,250	05/07/05	17/06/97	2/5/6/7/15/18	AAA/Aa1
257 298			767	6,500	17/11/05	02/11/95	1-5	AAA/Aa1
257 488			2,000	4,250	27/01/06	28/01/02	1-3/6/7/9/13/18/23/24	AAA/Aa1
257 427	1.000	04/03	2,000	3,500	17/02/06	11/02/99	1-3/5/6/8/10/12/14-16	AAA/Aa1
257 412	233	07/01	1,000	4,750	29/06/06	22/06/98	1-3/5/6/11-13	AAA/Aa1
AOA C5V			2,000	2,75	21/11/06	21/01/04	1-6/8/13/14/18/24/26	AAA/Aa1
257 359	2.506	03/00	3,017	5,500	20/02/07	13/02/97	1/4/5/6/8	AAA/Aa1
802 308			2,000	2,750	25/07/07	14/07/03	1-6/13-15/18/25/26	AAA/Aa1
257 402	511	03/98	1,023	5,250	22/01/08	15/01/98	1/2/4/5/7/10	AAA/Aa1
AOA Y3F8			2,000	3,000	17/06/08	10/03/04	1-3/5/6/13-15/18/25-27	AAA/Aa1
257 414			767	4,750	11/08/08	04/08/98	1/4/11/13/14/20	AAA/Aa1
169 713			2,200	3,500	26/09/08	17/09/03	1-6/13-15/18/25/26	AAA/Aa1
257 424			2,000	4,000	19/01/09	11/01/99	1-3/5/6/8/10/11/14/20	AAA/Aa1
257 433			2,000	4,250	06/07/09	11/05/99	1-6/10/11/23	AAA/Aa1
257 461			5,000	5,250	17/01/11	15/01/01	1-11/14/15/17/18	AAA/Aa1

1=Commerzbank, 2=HypoVereinsbank, 3=DZ Bank, 4=HSBC, 5=Dresdner Kleinwort Benson, 6=Deutsche Morgan Grenfell, 7=Salomon Brothers, 8=ABN AMRO Bank, 9=Société Générale, 10=Westdeutsche Landesbank, 11=Goldm Sachs, 12=Landesbank Sachsen, 13=Merrill Lynch, 14=Morgan Stanley, 15=CDC Ixis, 16=Bank- gesellschaft Berlir 17=SGZ-Bank, 18=Barclays Bank, 19=Norddeutsche Landesbank, 20=Lehman Brothers, 22=Bayerische Landesbar =Paribas 24 =Credit Agricole Indosuez, 25=LB Baden-Württemberg, 26=CSFB, 27=Citigroup Global Markets Limite Zweigniederlassung Deutschland

Bonds & Notes

Essen Hyp EUR 20,000,000,000 Debt Issuance Program (DIP)

Essen Hyp's €20bn Debt Issuance Program, which was launched on May 28, 1998 increased to €20bn in July 2002, aims to facilitate Essen Hyp's funding on the international capital markets.

The main intention of this Program is to provide structured financing transactions. However, any underlying risk exposure of a structured deal must be hedged against. In general, the required swap will be entered into with the dealer proposing the transaction. As a rule, each swap counterparty must have a minimum rating of AA- (S&P).

Jumbo *Pfandbriefe*, Global public-sector *Pfandbriefe* and similar benchmarks are launched outside the DIP.

The Program allows international fund-raising in almost any currency by means of a syndicated or non-syndicated, public or private placement. Funding proceeds are swapped back into EURIBOR. Pursuant to the German Mortgage Bank Act, Essen Hyp as a mortgage bank is not allowed to run any currency risks.

Maturities under this Progam can reach up to 30 years, depending on the type of transaction. There is no specific maturity target.

Notes, including public-sector *Pfandbriefe*, may be issued in bearer or registered form. Depending on the agreement between issuer and dealer, Notes can be launched as Fixed Rate Notes, Floating Rate Notes, Indexed Notes, Dual Currency Notes or Zero Coupon Notes. The minimum volume per drawing is €5m.

Essen Hyp's DIP is listed on the Luxembourg stock exchange. The terms and conditions of the DIP also provide for a listing of bearer notes (including public-sector *Pfandbriefe*) on the Düsseldorf stock exchange, or any other stock exchange. Registered Notes (including public-sector *Pfandbriefe*) are not listed on any stock exchange.

The following ratings have been assigned to the Notes listed under Essen Hyp's Debt Issuance Program:

	Standard & Poor's	Moody's
Public-sector *Pfandbriefe*	AAA	Aa1
Senior Unsecured Debt	BBB+	A2
Subordinated Debt	BBB	A3

The Program is governed by German Law.

Our Debt Issuance Program has been arranged by Commerzbank and Merrill Lynch International. The dealers are ABN AMRO, Barclays Capital, Commerzbank, Goldman Sachs International, HSBC Trinkaus & Burkhardt, Lehman Brothers, Merrill Lynch International, Morgan Stanley, Schroder Salomon Smith Barney, Deutsche Bank, UBS Warburg, Credit Lyonnais and SG Investment Banking. The Program allows for reverse inquiry. Bids are welcome.

For further information please contact our Treasury Department:

Günter Pless
Senior Vice President
Global Head of Treasury
Tel.: +49 201 8135-360
E-mail: Guenter.Pless@essenhyp.com

Stefan Zander
Tel.: +49 201 8135-353
E-mail: Stefan.Zander@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Essen Hyp EUR 5,000,000,000 Commercial Paper Program

Following the launch of its €5bn Commercial Paper Program in December 1998, Essen Hyp has been able to issue short-term notes since the beginning of 1999.

Essen Hyp actively uses this Program in order to ensure flexible funding at low cost.

The Program allows drawings in EUR and any other internationally recognized currencies, as agreed between Essen Hyp and the dealer(s). The Notes that are issued under the Program must have a maturity of not less than two days. Clearing can be made through Euro Clear and Clear Stream Banking. In accordance with the existing legal and regulatory requirements, the maximum maturity in both cases is two years less one day. The minimum amount of the Notes is €2.5bn. There is no issuance of Definitive Notes under this Program.

One of the special features of the Program is that it allows for the issuance of

- Fixed-Rate Notes or
- Floating Rate Notes or
- Discounted Notes

all of which may be listed on a German stock exchange. The Notes may be deposited with the European Central Bank as Tier I securities.

Unless otherwise agreed, Floating Rate Notes under the Program have a maturity of at least six months and a minimum period of three months between two interest payment dates. Unless otherwise agreed, the EURIBOR is taken as the reference rate.

The Program itself is listed on the official market of the Düsseldorf stock exchange. Individual Notes may be listed with official quotations on the Düsseldorf stock exchange, or on any other stock exchange. However, Notes to be listed must have a minimum maturity of three months.

The Program offers a high degree of flexibility for both the dealer(s) and the issuer. Further day-to-day dealers are welcome.

Rating: Standard & Poors's:	A-2 (Standard & Poor's) P-1 (Moody's)
Arranger:	Commerzbank AG
Frequent dealers:	Commerzbank AG, Deutsche Bank AG, Société Générale
Day-to-day dealer:	Goldman Sachs, London; Barclays, London; Dresdner, FFM; JP Morgan Chase, London; Lehman Brothers, London

The Program is a supplement to Essen Hyp's Debt Issuance Program, which was signed in May 1998 and increased to €20bn in July 2002.

For further information please contact Essen Hyp's Money Market Desk:

Heidi Riedel
Deputy Head of Treasury
Tel.: +49 201 8135-365
E-mail: Heidi.Riedel@essenhyp.com

Fax Treasury: +49 201 8135-399

Bonds & Notes

Bloomberg / Reuters

Bloomberg

Company description (1008Z GR <Equity> DES <GO>)

Management profile (1008Z GR <Equity> MGMT <GO>)

Company description (1008Z GR HYPO <GO>)

Reuters Dealing

HYES

Financial Reports

Annual Reports / Interim Reports

On this site you will find all the relevant facts and figures of the Hypothekenbank in Essen AG. Our annual reports include, for instance, the balance sheet, the profit and loss account and the operating result of the corresponding year. You will also find the management report with much additional information concerning the general economic situation, the bank, its work and its projects. For current information please refer to our Interim Reports of the present year.



- ▷ Annual Report 2003 (English version) pdf
- ▷ Press Release Annual Report 2003 (English version) pdf

- ▷ Annual Report 2002 (English version) html
- ▷ Annual Report 2002 (English version) pdf
- ▷ Press Release Annual Report (English version) pdf

- ▷ Annual Report 2001 (English version) html
- ▷ Annual Report 2001 (English version) pdf
- ▷ Press Release Annual Report (English version) pdf

- ▷ Annual Report 2000

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HYPOTHEKENBANK IN ESSEN AG

Press Release

18.03.2004

of Hypothekenbank in Essen AG
on the Annual Accounts as of December 31, 2003



Successful business year 2003

Hypothekenbank in Essen AG (Essen Hyp) can look back on a successful business year 2003. Our balance sheet total increased by 4.5% to €74.2bn (€71bn), while our operating result rose 5.6% to €118.6m (€112.3m). In addition to this, we can report a return on equity after tax of 14.1% and have thus met our target to generate a return on equity after tax of around 14%. At the same time, our cost income ratio improved to 12% (12.4%). As far as we can tell, these two figures are related to each other in a unique way in our bank, and certainly so when compared to other German credit institutions.

Essen Hyp's earnings situation

"We have met our ambitious business targets for the financial year 2003 and thus satisfied our investors' expectations in our performance," Mr. Schulte-Kemper, Chairman of the Board of Managing Directors, emphasized when presenting Essen Hyp's annual accounts as of December 31, 2003.
Essen Hyp's earnings increased for the ninth time in succession. "Our excellent business result is based on the favorable development of our net interest income, which came to €222.8m (€196.7m), and thus for the first time exceeded the €200m mark," Mr. Schulte-Kemper pointed out.
Driven by the overall development of interest rates, our interest income dropped by 6.2%, but this was more than compensated by the fact that interest expenses, too, decreased by 7.5% during the same period of time. Thanks also to the increase in our commission income, our net interest and commission income rose 13.9% to €213.5m (€187.5m) as at year-end 2003.General operating expenses rose slightly, but were still in line with our plans. Accordingly, Essen Hyp can report a 7.1% increase to €188.5m (€176m) in its operating result before provision for possible loan losses.

"Provision for possible loan losses was again raised by €8.3m to €72m (€63.7m) in accordance with our conservative risk policy," Mr. Schulte-Kemper stated. This figure includes an amount of €18m (21.9m) resulting from the fact that Essen Hyp returned high-coupon *Pfandbriefe* of its own issue to the Trustee at above-par prices. "These *Pfandbriefe* were replaced by funding instruments with lower coupons," Mr. Schulte-Kemper explained, adding that the losses incurred will thus ultimately lead to an improvement in the bank's earnings in the coming years.
Both Essen Hyp's operating result before tax and the net income for the year reached record levels. While Essen Hyp's operating result before tax rose 5.6% to €118.6m (€112.3m), our net income for the year came to €81.2m (€76.2m), an increase of €5m.

Further improvement of our cost income ratio

Over the past year Essen Hyp has continued to set great store in the internationalization of its business activities. This led to an increase in general operating expenses due to the recruitment of additional staff, the opening of our representative office in Paris and product marketing expenses. "However, in line with our corporate philosophy, which is to ensure maximum efficiency and flexibility, we were able to simultaneously increase our net interest and commission income. Accordingly, we can report a cost income ratio of 12% (12.4%) - an extremely low figure by sector standards," Mr. Schulte-Kemper emphasized.

Public-sector lending down slightly

In the period under review Hypothekenbank in Essen AG granted loans totaling €15.2bn (€16.7bn).
Accordingly, Essen Hyp once again was amongst the most important lenders to the public sector in Germany. "€12.9bn (€14.2bn) of these new lending commitments were eligible to serve as cover for our public-sector *Pfandbriefe*," Mr. Schulte-Kemper explained. As before, one key objective of Essen Hyp's activities on the capital markets has been to maintain the high quality of its cover pool.
In addition to this, Essen Hyp was able to meet another business objective, which was to promote the expansion of its business activities outside Germany: "We have further increased the geographical diversification of our loan portfolio in 2003, with the share of loans granted to foreign borrowers now coming to nearly 21% of our total loan portfolio," Mr. Schulte-Kemper pointed out.
The total volume of loans granted to borrowers outside Germany, including public-sector loans, bank and corporate bonds, came to €12.2bn (€10.9bn) as at year-end 2003.

For the first time Essen Hyp extended loans eligible for cover in the United States and Canada, as well as in the EU accession countries Czech Republic and Hungary. "The inclusion of these loans into our public-sector cover pool has become possible due to the amendment of the German Mortgage Bank Act (*HBG*), which took effect on July 1, 2002," Mr. Schulte-Kemper explained, adding that Hypothekenbank in Essen AG makes considered use of the new opportunities.

Successful expansion of international property financing activities

Despite the rather dismal situation on the national and international property markets, Hypothekenbank in Essen AG was able to further increase its mortgage loan portfolio in the past financial year, while always keeping a close eye on risks. "We not only met, but even clearly exceeded our business targets for 2003," Mr. Schulte-Kemper reported, not without pride.

The total volume of new lending commitments in Germany and abroad came to €2.5bn, a 56% increase compared to the previous year (€1.6bn).

"We were particularly pleased to see that, at €1.3bn, the volume of loans granted outside Germany exceeded the previous year's result by three times," Mr. Schulte-Kemper stated, adding that these new loans are, without exception, secured by commercial properties.

Our high expectations linked to the opening of a representative office in Paris at the beginning of the year have been met: in the period under review the total volume of new loans granted in France rose from €43.9m to €165.3m. With the planned opening of a representative office in New York in the course of 2004, Essen Hyp is responding to the excellent performance already achieved in the United States where new loans totaling €232m (€39.7m) were granted in the past financial year.

As before, the UK has been our most important property market outside Germany. The total volume of new commercial loans to borrowers in the United Kingdom came to €477.6m (€320.5m).

As far as Germany is concerned, the total volume of new lending commitments remained at the previous year's level. "Due to the rather dismal overall economic situation in many German Federal States, we were somewhat hesitant to grant loans secured by commercial properties in Germany during 2003," Mr. Schulte-Kemper reported. At the same time, however, Hypothekenbank in Essen AG put more focus on the granting of small residential loans. As a result, the total volume of commercial loans plummeted to €248.1m (€547.5m), whereas the total volume of small residential loans rose to €965.4m (€675.4m). Accordingly, the total volume of new loans granted in Germany remained nearly unchanged in year-on-year terms, coming to €1,213.5 million (€1,222.9 million).

HYPOTHEKENBANK IN ESSEN AG

The bank's funding and investor relations

Essen Hyp issued bonds totaling €33bn (€21.2bn) in the period under review. Thus Essen Hyp once again was amongst the biggest private issuers in Europe. Of this figure, public-sector *Pfandbriefe* accounted for €14.7bn (€7.8bn), while mortgage *Pfandbriefe* accounted for €1.2bn (€0.9bn) and other bonds and notes for €17.1bn (€12.5bn). €14.4bn (€14bn) of these funds were raised via our Commercial Paper and our Debt Issuance Program and used for liquidity management.

According to Mr. Schulte-Kemper, the fact that more than 50% of Essen Hyp's recent large-volume issues have been placed with foreign investors from various European countries, Asia and North America, is due to Essen Hyp's commitment to establish and maintain excellent customer relations and to the investors' interest in Essen Hyp's innovative products.

"In July 2003, Essen Hyp issued the first Jumbo *Pfandbrief* carrying an investor greenshoe," Mr. Schulte-Kemper reported, adding that this investor greenshoe enabled investors to place follow-up orders for a predetermined quantity at the original re-offer price. However, it was only after the issue of our second public-sector Jumbo *Pfandbrief* with investor greenshoe in September 2003 that our investors were able to make full use of the greenshoe, thanks to the favorable development of interest rates. Both issues were more than two times oversubscribed.

As before, the *Pfandbriefe* issued by Essen Hyp have been attracting investors from all over the world. Not only does this become obvious in the two issues referred to above, which were ordered by investors from 24 countries, but also when looking at the worldwide placement of all Jumbo and Global *Pfandbriefe* launched by Essen Hyp since 1995. "While German investors account for 56.1% of the total volume of 63.3bn, 37.4% was placed with other European investors, 4.6% in Asia and 1,9% in the United States," Mr. Schulte-Kemper reported. This is not only due to the high quality of Essen Hyp's products but also to the bank's commitment to establish and maintain excellent investor relations.

"In 2003 we again spent a considerable amount of time and effort in organizing a number of major events - in addition to our 'traditional' roadshows - all of which met with a tremendous response," Mr. Schulte-Kemper reported. In July 2003, more than 350 financial experts from all over the world attended Essen Hyp's 3rd Capital Market Conference which took place in Essen. Issues discussed included current capital market developments, European monetary policy and the different rating approaches for *Pfandbriefe*. We had the pleasure of welcoming the former President of the USSR, Mikhail Gorbachev, as our guest speaker during the conference.

HYPOTHEKENBANK IN ESSEN AG

Our European roadshow, on which we were accompanied by the former Chancellor of the Federal Republic of Germany, Dr. Helmut Kohl, was undoubtedly another highlight in the year under review. "In November 2003, our roadshow took us to Madrid, London and Paris where we had the pleasure of presenting our bank and its business activities to hundreds of guests," Mr. Schulte-Kemper reported. "We then visited Budapest and Milan in January this year before concluding our series of roadshows in Frankfurt am Main on February 16, 2004," he added.

Capital structure of Essen Hyp

"Our bank's core capital will be increased by €70m in March 2004," Mr. Schulte-Kemper reported, adding that this will set the stage for a further expansion of the bank's property financing activities, which generate higher margins than public-sector lending while, however, tying up more equity capital.
"Hypothekenbank in Essen AG plays a key role in the Commerzbank's strategy as regards both residential and commercial property financing," Mr. Schulte-Kemper pointed out. "What is particularly worth mentioning is the excellent co-operation via our system for the direct commitment of loans," he added. This system enables Commerzbank staff in the Commerzbank subsidiaries to grant loans on behalf of our bank and on our account. The entire processing and administration of these new residential loans has been transferred to an external service company. "Thanks to this approach our bank can keep its lean organizational structure while putting a considerable volume of mortgage loans onto its books," Mr. Schulte-Kemper stated. He emphasized that the shareholders' capital is well invested. "These funds will put us in a position to grant public-sector and mortgage loans which generate satisfactory margins at acceptable risks, while ensuring low funding costs through the issuance of public-sector and mortgage *Pfandbriefe*."

Prospects for the years 2004 and 2005

"Our excellent business performance in 2003 clearly shows that Essen Hyp is strategically well-placed on the national and international capital and property markets. We will continue to diversify our business activities in both public-sector lending and property financing in the coming years, in order to achieve a further increase in new lending commitments and earnings.
We are confident that we will once again see an increase in our operating result in 2004. In addition to this, we have set ourselves the ambitious aim of further reducing our cost income ratio, while ensuring a sustainable return on equity after tax of around 14%."

HYPOTHEKENBANK IN ESSEN AG

This outlook by Mr. Schulte-Kemper marked the end of his report on the performance of Hypothekenbank in Essen AG in the financial year 2003.

Key Business Figures of Hypothekenbank in Essen AG

	31.12.2003 in € m	31.12.2002 in € m	Change
New lending commitments			
Public-sector loans and securities issued by other borrowers	15,164.0	16,655.0	-9.0%
Mortgage loans	2,517.0	1,627.0	54.7%
Profit and loss account			
Net interest and commission income	213.5	187.5	13.9%
- General operating expenses	25.5	23.2	9.9%
+ Balance of other operating income and expenses	0.5	11.7	-95.7%
= Operating result before provision for possible loan losses	188.5	176.0	7.1%
- Provision for possible loan losses	72.0	63.7	13.0%
+ Income from the sale of securities	2.1	0.0	
= Operating result	118.6	112.3	5.6%
- Tax expenditures	37.4	36.1	3.6%
= Net income for the year	81.2	76.2	6.6%

HYPOTHEKENBANK IN ESSEN AG

	31.12.2003 in € m	31.12.2002 in € m	Change
Figures from the balance sheet			
Balance sheet total	74,188.1	70,978.6	4.5%
Claims			
Mortgage loans	5,822.4	4,289.9	35.7%
Public-sector loans	34,763.9	35,869.6	-3.1%
Securities issued by other borrowers	25,147.7	24,286.0	3.5%
Liabilities			
Mortgage *Pfandbriefe*	2,702.8	1,884.0	43.5%
Public-sector *Pfandbriefe*	51,477.0	50,737.7	1.5%
Capital structure			
Subscribed capital	219.3	201.3	8.9%
Reserves	364.6	352.6	3.4%
Profit-sharing certificates	324.1	283.6	14.3%
Subordinated liabilities	347.7	296.9	17.1%

	31.12.2003 in %	31.12.2002 in %	Change
Return on equity after tax	14.1	13.8	2.2%
Cost income ratio	12.0	12.4	-3.2%

International Property Financing

Europe and North America

Whether office buildings or shopping malls - real estate financing has become a global business. Major first-class projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Investors, developers and real estate companies look for banking partners who are familiar with the highly complex real estate business. Developing successful strategies that ensure maximum planning security requires the expertise of specialists. And these specialists are at your disposal at Hypothekenbank in Essen AG (Essen Hyp) - because our real estate markets are global.

Bringing in their knowledge of the individual countries and real estate market segments, our experts from various departments will, together with you, work out a tailored and innovative financing structure for your project - for existing properties and future investments alike. Available options include loan volumes from ten million euros (or the equivalent amount in foreign currencies) to several hundred million euros, terms of up to 10 years or more, fixed or floating interest rates. Essen Hyp participates in loan syndicates, but is also prepared to act as a stand-alone lender. We will accompany your project right from the start. Further to our expertise, we offer you a committed team and competitive loan terms: as a mortgage bank, Essen Hyp is entitled to issue *Pfandbriefe* and thus benefits from excellent funding opportunities.

Your partner for international real estate projects.

In addition to mortgage lending in Germany, our core activity is the granting of loans on the West European and North American real estate markets, mainly concentrating on Great Britain, France, Belgium, the Netherlands, Spain, Switzerland, the United States and Canada. Essen Hyp is thus active on the world's most important real estate markets.

We are particularly interested in properties that benefit from a good location in major West European and North American cities. By providing the necessary funds and developing loan structures that are tailored to the borrowers' specific requirements, we make an active contribution to the successful realization of each individual transaction. In addition to this, we are also prepared to support regional real estate projects.

Capable of dealing with selected projects.

The properties that interest us most are office buildings, logistics centers, shopping malls (provided that they are located in the catchment area of major cities and benefit from low vacancy rates) and multi-tenant residential properties. A particular focus is on existing properties

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"



Morrison Street, Edinburgh, Scotland

"The Exchange" is an up-and-coming office district in the center of Edinburgh. Essen Hyp participates in the financing of a state-of-the-art administrative building with a total office area of 50,000 sqm. The project was completed in 2001.



Arc de Seine, Paris

This office building in whose financing Essen Hyp is involved is located south west of the city center of Paris. It was completed in 2001 and offers a total floor area of 45,151 sqm.

that are fully let under long-term leases and to tenants of good standing. Our customers include leading national investors as well as well-known international borrowers who are active on international, national or regional real estate markets.

- Europe and North America
- Borrower-specific financing structures
- Specialist knowledge
- Your contact partners
- Download brochure: "In the spotlight..."

International Property Financing

Borrower-specific financing structures

Borrower-specific financing structures.
Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk. Our committed and efficient team will advice you of all relevant facts and decisions within a short period of time, so that you can put your plans into practice without delay. A basic decision will be made within a few days after receiving an enquiry for a loan. Having obtained and reviewed all documents needed for decision-making, we will issue an irrevocable lending commitment within a period of time agreed with you. The entire financing transaction - from counseling via loan commitment and disbursement to full redemption - will be accompanied by one particular internal expert who is familiar with all project-specific requirements and will always be at your disposal.

We are currently expanding our network of international representative offices so that you can additionally benefit from local contact partners. Establishing and maintaining fruitful and long-lasting customer relations always is the main objective of our efforts.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


City Point, London

With 37 floors, the City Point Tower is the second highest building in the City of London, benefiting from an excellent location. Essen Hyp participates as a syndicate partner in the financing of this property which was reopened in 1998. The building offers a total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.


Milton & Shire, London

Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.

International Property Financing

Specialist knowledge

Quality is the key to success.
We see our task in providing you with specialist knowledge to ensure the long-term success of your project. Our credit decision is based on the in-depth analysis and evaluation of all risks that are inherent in a transaction. Important factors to be looked at are the state of the property, location, investment profitability and tenant credit quality. Each property to be financed is appraised by our internal appraisers or by external specialists who are based in the region concerned and have to give evidence of their qualification and their experience with regard to the respective property type. The question as to whether a property can be used for multiple purposes and the cash flows from rental income are the most important parameters in our project analyses. We are only prepared to accept a loan transaction if our analysis comes to the conclusion that the project meets our high requirements for profitability and safety and that the risks are calculable over the long term.

The standard securities we require for providing a loan include a first-ranking mortgage over the property, the assignment of rental income and insurance proceeds and, in certain cases, additional securities to be agreed individually.

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"


SUNTRUST
Sun Trust International Center, Miami

This 31-floor property in whose financing Essen Hyp participates as a syndicate partner is located in the heart of downtown Miami and offers a total office area of 38,900 sqm.


Long Acre, London

In Central London, a few steps from the famous Covent Garden, Essen Hyp participates as a syndicate partner in the financing of an office building (total office area of 18,000 sqm), which will be fully restored by 2003. All offices will allow a flexible room shaping and design, thus meeting the needs of first-class companies with specific requirements.

International Property Financing

Your contact partners

Download Brochure (PDF) "In the Spotlight: International Real Estate Projects"

Hergen Dieckmann has been working in the national - and later also international - lending business for several years, including the management of a number of real estate projects. As Relationship Manager, he maintains close contact with investors and banks. The permanent observation of the national and international real estate markets, a key prerequisite for qualified research, is also part of his responsibilities.



▷ Hergen Dieckmann

Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external lawyers and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.



▷ Thomas Link

Rainer Polenz has been living and working in London for more than 20 years. In his function as the Head of Department of a German bank, he gained a deep understanding of the UK real estate market. Mr. Polenz now heads Essen Hyp's UK representative office. He is in charge with customer relations and product marketing, establishing and maintaining close contacts with the national and international banks that are active on the UK real estate market. In addition, he monitors the development of the projects in which Essen Hyp is involved.



▷ Rainer Polenz

Assem El Alami worked as an attorney in Berlin before being employed as an in-house counsel by a German mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.



▷ Assem El Alami

In the spotlight: international real estate projec
Sous les projecteurs: les projets immobilier



Head Office
Siège social

Hypothekenbank in Essen AG
International Property Financing Desk | Service financements internationaux
Gildehofstrasse 1
D-45127 Essen
Tel.: +49 2 01 81 35-4 79 (Hergen Dieckmann)
Tel.: +49 2 01 81 35-4 80 (Thomas Link)
Fax: +49 2 01 81 35-2 96
Internet: www.essenhyp.com
E-mail: info@essenhyp.com

ative Offices
présentation

London | Londres
Commerzbank House
23 Austin Friars
London EC2N 2NB
United Kingdom | Royaume-Uni
Tel.: +44 20 7638 0952 (Rainer Polenz)
Fax: +44 20 7638 0953
E-mail: info@london.essenhyp.com

Paris
9, avenue de Friedland
F-75008 Paris
Tel.: +33 1 42 25 25 30 (Assem El Alami)
Fax: +33 1 42 25 25 39
E-mail: info@paris.essenhyp.com

Brussels | Bruxelles
Rue de l'Amazone 2
B-1050 Brussels | Bruxelles
Tel.: +32 2 534 95 95 (Jörn Kronenwerth)
Fax: +32 2 534 96 96
E-mail: joern.kronenwerth@belgium.messefrankfurt.com



Successful realization of international r

Des projets immobiliers internati

Whether office buildings or shopping malls – major first class real estate projects can only be put into practice at a profit if matching lenders are found on the international capital markets. Tailored and innovative financing structures which aim to ensure maximum planning security are available to you at Hypothekenbank in Essen AG (Essen Hyp).

Essen Hyp's international mortgage lending activities are bundled at our International Property Financing Desk, which combines the expertise of real estate specialists, financial experts and attorneys with swift decision-making and competitive loan terms. Our customers include leading national investors as well as well-known international borrowers who are active on international, national and regional real estate markets.

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Nous mettons nos capacités d'intervention et notre expérience en service de vos investissements actuels ainsi que vos projets futurs. Nous adaptons à chaque projet sa structure de financement:

- Nous accordons des prêts immobiliers d'un montant compris entre dix millions d'euros et plusieurs centaines de millions d'euros (ou l'équivalent en autres monnaies).
- Vous bénéficiez de conditions financières intéressantes.
- La durée de nos prêts immobiliers peut aller jusqu'à dix ans et plus.
- Nous appliquons des taux d'intérêt fixes ou variables.
- Essen Hyp peut agir en tant que prêteur unique, en participation ou en syndication.
- Dans des cas particuliers, nous assurons le financement hypothécaire de deuxième rang.

Une collaboration fructueuse et de longe durée a toujours été le but de nos efforts. Afin de vous permettre la mise en œuvre immédiate de vos projets, nous vous communiquerons notre décision de principe dans le plus bref délai. Sur la base de la vérification de tous les documents fournis (« due diligence »), nous vous présenterons une offre ferme



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Morrison Street, Edinburgh, Scotland
'The Exchange' is an up-and-coming office district in the center of Edinburgh. Here Essen Hyp participates in the financing of this administrative building with a total office area of 50,000 sqm. The project was completed in 2001.

Morrison Street, Edimbourg, Écosse
Essen Hyp a cofinancé cet immeuble administratif d'une surface utile de 50.000 m² et achevé en 2001 dans le quartier d'affaires émergeant « The Exchange » au centre d'Edimbourg.



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total office area of 54,000 sqm, retail units totaling 4,700 sqm and storage space of 8,200 sqm.

City Point, Londres, Angleterre
L'immeuble de bureaux « City Point » avec ses 37 étages compte parmi les deux tours les plus hautes de la City de Londres, profitant par la même d'une bonne situation. Réouvert en 1998, cet actif offre 54.000 m² de bureaux, 4.700 m² de surface commerciale et 8.200 m² de surface commerciale et 8.200 m² d'archives. Essen Hyp a participé à son financement.



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ng in Germany our core activity is Great Britain, France, Belgium, the nd, Spain, the United States and focus is on properties that benefit major cities. However, we are also ional projects.

erest us most are office buildings, hopping malls that are located in and benefit from low vacancy rates, residential properties. A particular perties that are fully let under long-nts of good standing.

Du conseil initial, en passant par la signature de l'acte de prêt et le versement des fonds jusqu'au remboursement complet du prêt, votre conseiller individuel de Essen Hyp, qui connaîtra les exigences particulières de votre projet, vous accompagnera dans toutes vos démarches. En plus, Essen Hyp entretient des bureaux de représentation sur les marchés les plus importants du monde.

Outre le financement immobilier en Allemagne, Essen Hyp est active au Royaume-Uni, en France, en Belgique, aux Pays-Bas, en Suisse, en Espagne, aux États-Unis et au Canada. Notre attention est attirée en particulier par des actifs avec un bon emplacement en métropole mais nous sommes également à votre écoute pour vos projets en province.

Notre centre d'intérêt comprend des immeubles de bureaux, des centres logistiques et commerciaux, ayant un faible taux de vacance, dans les zones à forte concentration urbaine, et des projets résidentiels importants ainsi que des

West Jackson, Chicago, United States
The 'City Loop' is situated in the Central Business District of downtown Chicago, thus benefiting from an excellent location close to the financial center. Here, Essen Hyp participates in the financing of a 22-floor property with a total office area of 129,385 sqm and retail units totaling 3,646 sqm.



West Jackson, Chicago, États-Unis
Cet immeuble de 22 étages offre 129.385 m² de bureaux et 3.646 m² de surface commerciale. Il est situé dans le « City Loop » qui fait partie du quartier central d'affaires de Downtown Chicago et profite de la proximité du quartier financier. Essen Hyp a participé à son financement.



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Nous nous considérons *comme des spécialistes*, garantissant le succès durable de vos projets. Notre engagement assure la rentabilité et la pérennité de votre projet. C'est pourquoi notre décision de crédit est basée sur une évaluation approfondie des risques, de l'état de l'immeuble, son emplacement géographique, *la rentabilité du projet et en* particulier les possibilités de la recommercialisation en cas de libération de surfaces et la stabilité du cash-flow issu des revenus locatifs.

Chaque actif est évalué par nos experts ou par des spécialistes externes. *Selon le type d'actif, nous coopérons avec* des spécialistes sur place choisis selon leurs qualifications et leur expérience.

Sauf certaines exceptions, tout prêt sera sécurisé par une hypothèque ou un privilège, par une cession des revenus locatifs, de primes d'assurance et, si nécessaire, d'autres sûretés tel que le nantissement des parts de la société

Sun Trust International Center, Miami, United States
This 31-floor property, in whose financing Essen Hyp participates as a syndicate partner, is located in the heart of downtown Manhattan and offers a total office area of 38,900 sqm.

Sun Trust International Center, Miami, États-Unis
Cet immeuble de bureaux de 31 étages et de 38.900 m² de surface utile, situé au cœur de Miami, fut cofinancé par Essen Hyp.


SUNT



Long Acre, Lor...
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à son financem...

Milton & Shire, London, England
Built in 1996, this office building is located on the northern edge of the City of London. Essen Hyp arranged the financing of an effective floor area totaling 42,500 sqm, with offices accounting for 39,800 sqm of this figure.



gement of a number of real
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Thomas Link has been working as an attorney in the international real estate business for several years. Based on this expertise, he is tasked with the systematic project analysis and smooth handling of transactions. As Relationship Manager, he maintains close contact with customers and partners, as well as with external law firms and appraisers. In order to ensure a functioning workflow he acts as the intermediary between all parties involved in the loan process.

Thomas Link a travaillé longtemps en tant qu'avocat dans le domaine des financements immobiliers internationaux. Se fondant sur cette expérience il est chargé de l'analyse des projets ainsi que de la supervision de leur réalisation. En tant que Relationship Manager il maintient d'étroits contacts avec nos clients et nos partenaires bancaires ainsi qu'avec nos avocats, notaires et experts externes. Afin d'assurer un déroulement efficace des projets, il joue un rôle d'intermédiaire entre les parties intéressées.



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mortgage bank. He made a substantial contribution to the setting up of the bank's international financing business. Having been appointed head of the bank's representative office in Paris, he assumed responsibility for real estate financing in France and Spain. Now with Essen Hyp, he heads our bank's representative office and is our specialist for the French real estate market.

Assem El Alami a travaillé en tant qu'avocat à Berlin avant d'être employé dans le service juridique d'une banque hypothécaire allemande. Il a grandement contribué au lancement des financements internationaux de cette même banque. Nommé directeur du bureau de représentation à Paris il a pris la responsabilité des financements en France et en Espagne. Aujourd'hui, directeur du bureau de représentation de Essen Hyp, il est notre expert du marché français.

Hypothekenbank in Essen A
Hypothekenbank

Far-sightedness is the basis for the success of Hypothekenbank in Essen AG, whose core activities are public-sector and mortgage lending. Established as a specialist bank in 1987, Essen Hyp soon became one of the leading German mortgage banks. Thanks also to our benchmark Jumbo and Global *Pfandbrief* issues, the German *Pfandbrief*, our key funding instrument, has become an investment vehicle that is highly appreciated on the international capital markets. The key advantages of the *Pfandbrief* are its high level of safety, liquidity, transparency, standardized structures and efficient pricing. Today, the *Pfandbrief* market is one of the world's most important non-government bond markets.

The leading international rating agencies, too, acknowledge the excellent quality of the *Pfandbriefe* issued by Hypothekenbank in Essen AG. Our public-sector *Pfandbriefe* were given the best possible rating, i.e. AAA, by Standard & Poor's and FitchRatings. Moody's also confirms the high level of safety of Essen Hyp's public-sector *Pfandbriefe* by awarding an Aa1 rating.

With a balance sheet total of €71bn as of December 31, 2002, Essen Hyp today ranks amongst the top five German

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Career

Unsolicited Applications

Unsolicited applications are very welcome and receive our prompt attention. If you are interested in working with Hypothekenbank in Essen AG, please complete the following application form. This will help us to gain a first impression of your skills so that we can assess whether they fit in with our requirements.

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Qualification and Training

Interview with Marita Kraft, Vice President and Head of the Personnel Department, on the bank's comprehensive training program

What are the particular characteristics of the training program that Hypothekenbank in Essen AG offers to its employees?

In the past we made frequent use of external training programs and seminars in order to improve the qualification of our employees. However, we realized that, in many cases, only a small portion of the huge amount of information provided in the framework of these programs is actually relevant to our bank's business activities. This is why we have decided to focus on in-house seminars that are either tailored to a homogenous group of employees and their specific job requirements or address our executive staff in general and cover multidisciplinary issues. These seminars are held by experts from international training academies, from university or from within our own institution. The quality of our training program will be certified by means of an internationally acknowledged certificate.

Could you please give an example?

The series of lectures within our 'Essen Hyp University' program deals with issues that are particularly important for our bank, such as risk controlling, corporate management, property financing or international accounting. There will be a total of 24 lectures, held every two weeks. These lectures are designed for and attended by our executive staff, junior executives and skilled employees, i.e. 50% of our total number of staff. A characteristic of this training program is that the Ruhr Graduate School, an academy for further education within the University of Essen, analyzes and certifies the academic relevance of each lecture. At the same time, this academy provides us with university lecturers. The employees who attend these lectures will be awarded a certificate issued by the University of Essen.

Why does Essen Hyp make such efforts to promote the further training of its employees?

Our comprehensive offer basically has three objectives: the transfer of knowledge, multidisciplinary thinking and action and the development of personal skills. By organizing this training program, we wish to promote corporate thinking, expertise that goes beyond one particular workplace, and the personal skills of our employees. The key question with regard to a certain task will no longer be: "Who is responsible for this?" but rather: "Who can do it in the best, quickest and most efficient way?"

Does this also include language training?

Yes, definitely. For an internationally operating bank, it is essential that an employee answering the phone is able to 'do his job' in English. This is why more than 90 of our employees, i.e. nearly 70% of our total number of staff, have been attending on-the-job conversation courses for years. We have recruited a native speaker of English who basically 'visits' his customers, i.e. our employees, at their workplaces and trains their language skills by dealing with job-related issues and questions. Since August 2001 we have also been offering French classes, albeit to a much more limited number of staff.

Can you say something about the acceptance of these measures by your employees?

I can only look at this question by pointing to the 'half life period' of our knowledge. Of course, all these training measures are optional offers to our employees, which they can

accept or refuse. However, the great willingness to accept these offers - the high number of participants is a clear sign of this - and the predominantly very good final results show that our employees agree with the aim of these measures, i.e. to ensure their own - and therefore our bank's - future competitiveness. The employees' investment in this respect is their spare time, as the majority of these training measures take place after regular working hours or during the week-ends, without any compensation through time off.

About Us

Success needs far-sightedness



Success needs far-sightedness - guided by this motto, Hypothekenbank in Essen AG, which was founded in 1987, has become one of the leading mortgage banks in Germany within just one decade. The bank's business activities basically rest on two pillars: the granting of public-sector and mortgage loans. Our mortgage lending activities range from the extension of retail loans to finance detached or semi-detached houses or owned flats in Germany to the financing of large commercial properties on the domestic market, as well as abroad. To refinance these lending activities Essen Hyp is active on the national and international capital markets. In this context, one of our key objectives is to increase the popularity of our most important funding instrument, the Pfandbrief, with national and international investors. The fact that we have been awarded excellent ratings from the three leading rating agencies is just one proof of the quality of our work. Essen Hyp's most important shareholder is the Commerzbank AG.

You can find more detailed information on our bank, its management and its business activities on the following pages. Should you have any further questions please feel free to contact us and we will be happy to provide you with any information you require.

Business progress of Hypothekenbank in Essen AG

10 Successful Years in Retrospect

Figures in Euro m, year-end balance *)	1987	1993	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Claims outstanding:												
Mortgage loans	108	1,331	1,295	1,386	1,565	1,715	1,827	1,841	2,271	3,003	4,290	5,822
Public-sector loans	603	7,409	8,282	13,505	21,675	29,389	35,873	39,810	36,097	36,841	35,870	34,764
Bonds and notes **)	31	589	976	2,142	1,022	2,689	5,918	10,701	16,493	24,349	24,286	25,148
Other claims	0	460	491	174	461	672	888	1,591	2,415	2,703	4,035	5,606
Bonds and notes issued:												
Mortgage *Pfandbriefe*	39	917	869	977	1,176	1,219	1,087	1,078	1,272	1,305	1,884	2,703
Public-sector *Pfandbriefe*	819	8,007	8,960	14,160	21,438	30,077	38,684	48,379	47,015	54,519	50,738	51,477
Other bonds and notes / other liabilities	0	1,103	1,316	2,031	2,192	3,418	4,872	5,281	9,170	12,182	16,855	18,357
New lending commitments:												
Mortgage loans	135	289	166	329	427	266	415	574	1,216	1,366	1,627	2,517
Public-sector loans	875	2,492	2,735	8,719	10,124	14,238	14,856	16,706	13,714	5,297	4,235	7,148
Bonds and notes**)	31	177	438	1,547	1,306	2,907	4,518	6,771	12,494	16,632	12,420	8,016
Capital and reserves:												
Subscribed capital and reserves***)	41	141	157	260	265	311	377	454	426	554	554	584
Profit-sharing capital	0	31	36	54	54	129	187	243	255	279	284	324
Subordinated liabilities	0	33	33	130	130	155	189	244	244	298	297	348
Balance-sheet total:	1,103	10,336	11,441	17,734	25,393	35,471	45,596	55,905	58,771	69,553	70,979	74,188
Net interest and commission income:	5.0	35.9	48.9	74.3	98.9	125.8	149.9	168.6	161.2	170.9	187.5	213.5
General operating expenses:												
Personnel expenses	0.8	4.5	5.0	6.2	6.9	8.4	8.0	9.3	9.8	10.6	10.8	12.1
Other administrative expenses	0.7	2.4	2.6	3.7	4.6	5.9	7.1	8.2	8.9	9.5	9.4	11.2
Depreciation on and value adjustments to intangible and fixed assets	0.1	3.4	1.9	3.3	2.2	1.6	1.5	3.2	3.5	3.4	3.0	2.2

:rating result:	5.1	36.3	23.9	42.0	55.5	78.4	105.7	120.2	98.5	108.1	112.3	118.6
income for the r:	3.1	17.3	13.1	20.5	26.9	38.7	53.0	64.8	66.7	72.3	76.2	81.2
ıcation to enue reserves:	3.1	5.1	0	5.1	5.1	15.3	25.6	33.2	0	0.0	0.0	0.0
al distribution:	0.0	12.2	13.1	15.3	21.8	23.3	27.4	31.6	66.7	72.3	76.2	81.2

es:*) up to 1991 acc. to old accounting regulations

**) Since April 1, 1998 securities of public and public-sector issuers can be taken into ordinary cover. Figures without bonds issued by Hypothekenbank in Essen.

***) after deduction of unpaid capital subscriptions in 1993

About Us

Board of Managing Directors

Board of Managing Directors

Hubert Schulte-Kemper, Marl, Chairman
Michael Fröhner, Dortmund
Harald Pohl, Oberhausen

About Us

Executive Vice Presidents

Executive Vice Presidents

Hans-Jürgen Kröncke, Haltern
Norbert Boddenberg, Essen

About Us

Trustees

About Us

Supervisory Board

Supervisory Board

Andreas de Maizière
Chairman (since March 18, 2004);
Member of the Board of Managing
Directors, Commerzbank AG,
Frankfurt/Main

Dr. Axel Frhr. v. Ruedorffer
Chairman (until March 18, 2004);
Member of the Central Advisory Board,
Commerzbank AG,
Frankfurt/Main

Berta Schuppli
Deputy Chairman, Wiesbaden

Dieter Disse
Hypothekenbank in Essen AG, Essen

Ute Gibbels
Hypothekenbank in Essen AG, Essen

Dr. Renate Krümmer
(since March 18, 2004)
Executive Vice President
Group Strategy and Controlling,
Commerzbank AG, Frankfurt/Main

Dr. Eric Strutz
Member of the Board of Managing
Directors, Commerzbank AG,
Frankfurt/Main

About Us

Advisory Council

Advisory Council

Dr. Axel Frhr. v. Ruedorffer
Chairman (since March 18, 2004);
Member of the Central Advisory Board,
Commerzbank AG ,
Frankfurt/Main

Dr. Friedel Abel
Chairman of the Board of Managing
Directors, Hochtief Construction AG,
Essen

Harold Hörauf
General Partner of HSBC Trinkaus &
Burkhardt KGaA, Düsseldorf

Dr. Hans-Joachim Jacob
Auditor, Darmstadt

Prof. em. Dr. Paul Klemmer,
President of the Verband für
Wohnungswesen, Städtebau und
Raumordnung e.V., Berlin

Uwe Kruschinski
Member of the Board of Managing
Directors, Bankgesellschaft Berlin AG,
Berlin

Hermann Marth
Chairman of the Board of Managing
Directors, RAG Immobilien AG, Essen

Klaus Pohl
General Manager of the Treuhandstelle
für Wohnungsunternehmen in Bayern
GmbH, Munich

Dr. Udo Scheffel
Chairman of the Executive Board,
Bayerische Immobilien AG, Munich

Dr. Wolfgang Schuppli
Lawyer, Wiesbaden

Priv. Doz. Dr. Ulf R. Siebel
Lawyer, Frankfurt/Main

About Us

Our Branches and Offices

Head Office

Essen
Gildehofstr. 1
D-45127 Essen
Postfach 10 18 61
D-45018 Essen

Tel.: +49 2 01 81 35-0
Fax: +49 2 01 81 35-2 00
Fax Treasury:
+49 2 01 81 35-399

Registered under
HRB Essen No. 7083

E-mail: info@essenhyp.com
Internet: www.essenhyp.com

Lending Offices

Berlin
Jägerstraße 58
D-10117 Berlin
Tel.: +49 30 81 45 07-10
Fax: +49 30 81 45 07-29
berlin@essenhyp.com

Munich
Romanstr. 43
D-80639 Munich
Tel.: +49 89 29 16 17 52
Fax: +49 89 29 16 17 54
muenchen@essenhyp.com

Frankfurt
Westendstr. 19
D-60325 Frankfurt
Tel.: +49 69 17 20 65
frankfurt@essenhyp.com

Hamburg
Fleethof- Stadthausbrücke 3
D-20355 Hamburg
Tel.: +49 40 32 52 43-00
Fax: +49 40 32 52 43-29
hamburg@essenhyp.com

Representative Offices

Brussels
Rue de l'Amazone 2
Amazonestraat 2
Bruxelles B-1050 Brussel
Tel.: +32 2 5 34 95 95
Fax: +32 2 5 34 96 96
bruessel@essenhyp.com

London
Commerzbank House
23 Austin Friars
London EC2N 2NB
Great Britain
Tel.: 00 44 20 76 38 09 52
Fax: 00 44 20 76 38 09 53
london@essenhyp.com

Paris
9, avenue de Friedland
75008 Paris
France
Tel.: +33 1 42 25 25 30
Fax: +33 1 42 25 25 39
paris@essenhyp.com

About Us

Imprint

Hypothekenbank in Essen Aktiengesellschaft is a stock corporation (Aktiengesellschaft) under German law. The bank has its registered office in Essen/Germany and is incorporated in the German Register of Companies (Handelsregister) under HRB No. 7083. The bank and its business activities are subject to the supervision of the Federal Financial Supervisory Authority (BAFin).



Pursuant to Section 27 (a) of the German Value Added Tax Act (UStG) and Article 22 (1) of the Sixth Council Directive 77/388/EEC of May 17, 1977 on the harmonization of the laws of the Member States relating to turnover taxes, the VAT identification number of Hypothekenbank in Essen AG is DE 119654158.

The server for these sites is located in Essen/Germany.

Hypothekenbank in Essen Aktiengesellschaft
Gildehofstraße 1
45127 Essen / Germany
Tel.: +49 201 8135-0
Fax: +49 201 8135-200
▷ E-mail: info@essenhyp.com

Public Relations
Tel.: +49 201 8135-495
Fax: +49 201 8135-469

Support Office of the Board of Managing Directors
Tel.: +49 201 8135-391
Fax: +49 201 8135-200

Board of Managing Directors
Hubert Schulte-Kemper
Michael Fröhner
Harald Pohl

We have tasked prompter AG,
Binger Straße 14-16, 55122 Mainz/Germany,
with the credit servicing process, i.e. the granting and management of loans and the administration of the securities that relate to these loans.

For this purpose, we have authorized and empowered prompter AG to carry out any task relating to credit servicing on our behalf, even prior to loan approval. This authorization includes, in particular, the correspondence with notaries public, land registries, authorities and credit institutions, as well as the issuing of declarations in conjunction with our claims, legal charges and other securities.

Since July 2003 the STATER Deutschland GmbH & Co KG, Hochkreuzallee 1, 53175 Bonn, is also responsible for the credit service, i.e. the administration of loans.

This website has been designed by:

vE & K Werbeagentur GmbH & Co. KG
Herthastr. 7
45131 Essen / Germany
Tel.: +49 201 43772-0
Fax: +49 201 43772-30
▷ E-mail: info@ve-k.de
▷ Internet: www.ve-k.de

Hypothekenbank in Essen AG - Fifteen years

Introduction



Hubert Schulte-Kemper
Chairman of the Board
of Managing Directors

Those who trust in themselves have future! This was our conviction when f Hypothekenbank in Essen AG in 1987 - and all skeptics, and despite the fact th mortgage bank to be founded dated back as many as 26 years. We took the pro challenges which needed to be overcome. The belief in a good idea has always driving force.

Hard work is the key to success. However, it goes without saying that a bank top results when standing alone. What has been - and will be - decisive is to fin partners who have the courage to explore new shores and who trust in our wor like to thank you very much for your commitment, which has been a key factor success. It was not least due to your support that we have become the second l Jumbos and Globals in Germany and succeeded in capturing a market share of the past 15 years.

Striving for success is important, but it is even more important never to f come from. To be aware of one's origins helps to release the necessary energy setting positive examples. This is why our identification with, and close connecti have always been an integral part of our self-conception. We are a long-standin "Initiativkreis Ruhrgebiet", a working group aiming at promoting the Ruhr area, and participated in a number of major events. In addition to this, Essen Hyp reg expositions and round table discussions on science and culture.

As a part of these activities we had the pleasure of welcoming a number of illust and partners to the premises of our bank. For more than one and a half decade established and cultivated contacts all over the world.

Even though we were right from the beginning confident that we would p bank into practice, the success of the project by far exceeded our expecta Hyp enjoys an excellent standing on the global *Pfandbrief* markets. Trusting in o our courage to realize new ideas, we face the future with confidence. We look fo future together with you.



Hubert Schulte-Kemper

Contact

Chairman of the Board of Managing Directors
Hubert Schulte-Kemper

Secretariat:
Tel.: +49 201 8135-301
Tel.: +49 201 8135-302

Member of the Board of Managing Directors
Michael Fröhner

Secretariat:
Tel.: +49 201 8135-311

Member of the Board of Managing Directors
Harald Pohl

Secretariat:
Tel.: +49 201 8135-321

Treasury

Secretariat:
Tel.: +49 201 8135-361
Tel.: +49 201 8135-362

Property Finance-Marketing

Secretariat:
Tel.: +49 201 8135-451

Settlements

Secretariat:
Tel.: +49 201 8135-601

Corporate Management

Secretariat:
Tel.: +49 201 8135-361

Legal Department

Secretariat:
Tel.: +49 201 8135-484

Accounting and Taxes

Secretariat:
Tel.: +49 201 8135-601

Property Finance-Transaction Management

Secretariat:
Tel.: +49 201 8135-636

Whether criticism, suggestions, wishes or questions - there are lots of reasons to send us an e-mail. Above all we welcome each response!

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